    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 1996
                                                       REGISTRATION NO. 33-98876
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          AMENDMENT NO. 2 TO FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            SUNSHINE MERGER COMPANY
             (Exact name of registrant as specified in its charter)

                      SUNSHINE MINING AND REFINING COMPANY
     (Name of registrant upon effectiveness of the merger described herein)

            DELAWARE                         1044                   75-2618333
(STATE OR OTHER JURISDICTION OF    MARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER   IDENTIFICATION NO.)

                                                                                    John S. Simko, President
             877 W. Main Street, Suite 600                                          SUNSHINE MERGER COMPANY
                  Boise, Idaho 83702                                             877 W. Main Street, Suite 600
                    (208) 345-0660                                                    Boise, Idaho 83702
(Address, including ZIP Code, and telephone number, including                            (208) 345-0660
area code, of registrant's principal executive offices)              (Address, includin ZIP Code, and telephone number,
                                                                          including area code, of agent for service)

                                    COPY TO:
                             James D. Hovren, Esq.
                                Evans, Keane LLP
                          1101 W. River St., Suite 200
                            Boise, Idaho 83701-0959

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE TIME OF THE MERGER DESCRIBED IN THIS REGISTRATION STATEMENT.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                                 PROPOSED MAXIMUMPROPOSED MAXIMUM    AMOUNT OF
             TITLE OF EACH CLASS OF               AMOUNT TO BE    OFFERING PRICE     AGGREGATE      REGISTRATION
           SECURITIES TO BE REGISTERED             REGISTERED      PER SECRUITY   OFFERING PRICE        FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value  . . . . . . . . .  206,538,149(1)      $1.6875       $348,533,126     120,184.00
-----------------------------------------------------------------------------------------------------------------
Employee Non-Qualified Stock Options (1987 Plan)
to Purchase Common Stock  . . . . . . . . . . .      921,000(6)          -                -               -
-----------------------------------------------------------------------------------------------------------------
Incentive Stock Options (1993 Plan) to Purchase
Common Stock  . . . . . . . . . . . . . . . . .    1,523,500(6)          -                -               -
-----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value  . . . . . . . . .   66,645,531(2)          -          68,526,653 (2)   23,629.00
-----------------------------------------------------------------------------------------------------------------
New Warrants to purchase common stock . . . . .   14,332,372(2)          -                -(2)             -
-----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value, to be issued upon
exercise of New Warrants  . . . . . . . . . . .   14,332,372        1.85625(3)      26,604,465        9,173.00
-----------------------------------------------------------------------------------------------------------------
Warrants to Purchase Common Stock, $2.12
exercise price  . . . . . . . . . . . . . . . .   10,082,750(4)      $.703125       $7,089,434        2,445.00
-----------------------------------------------------------------------------------------------------------------
8 7/8% Convertible Subordinated Debentures  . .    1,519,000             -           1,519,000(5)       523.00
-----------------------------------------------------------------------------------------------------------------
                                                                                                   $156,177.58(7)
=================================================================================================================


(1)   To be issued in exchange for existing common stock, including:
      193,095,839 shares of New Common Stock to be exchanged for outstanding common stock; 915,060 shares to be issued upon conversion of 8 7/8% Convertible Subordinated Debentures; up to 921,000 shares issuable upon the exercise of options granted under the Company's 1987 Employee Non-Qualified Stock Option Plan; up to 1,523,500 shares issuable upon the exercise of options granted under the Company's 1993 Incentive Stock Option Plan; and up to 10,082,750 shares issuable upon exercise of Warrants. Fee calculated pursuant to 457(f)(1) based upon the average of high and low prices on NYSE for existing common stock on October 24, 1995.

(2) Common Stock and Warrants to purchase common stock to be issued in exchange for existing Preferred Stock. Fee calculated pursuant to 457(f)(1), aggregate price based upon the average of high and low prices on NYSE for Preferred Stock on October 24, 1995.
(3) Pursuant to 457(g), based upon 110% of the average high and low prices on NYSE for existing common stock on October 24, 1995.
(4) To be issued in exchange for existing Warrants ($2.12 exercise price) to purchase Common Stock. Fee calculated pursuant to 457(f)(1) based upon the average of high and low prices on the NNM for existing warrants ($.65625) on October 24, 1995.
(5)   Fee calculated pursuant to 457(f)(2).

(6) Pursuant to Rule 457(h)(2) an additional fee is not required. The shares of Common Stock underlying 1987 Plan and 1993 Plan options are included and registered above.

(7)   Previously paid

      Also includes such indeterminate number of shares of Common Stock of the Company as may become issuable pursuant to antidulition provisions as provided by Rule 416.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                            SUNSHINE MERGER COMPANY
                             CROSS-REFERENCE SHEET

         This cross-reference sheet is provided pursuant to Item 501(b) of Regulation S-K showing the location in the Proxy Statement Prospectus of information required by Part I of Form S-4.

FORM S-4
ITEM
NUMBER                                    LOCATION IN PROXY STATEMENT/PROSPECTUS
------                                    --------------------------------------
                                           A. INFORMATION ABOUT THE TRANSACTION

  1.   Forepart of Registration Statement and Outside
       Front Cover Page of Prospectus . . . . . . . . . . . .   Facing Page; Cross-Reference Sheet;  Outside Front Cover
                                                                Page of Prospectus

  2.   Inside Front and Outside Back Cover
       Pages of Prospectus  . . . . . . . . . . . . . . . . .   Available Information; Table of Contents

  3.   Risk Factors, Ratio of Earnings to
       Fixed Charges and Other information  . . . . . . . . .   Available Information; Prospectus Summary; Certain Risk
                                                                Factors; The Merger Proposal; Sunshine Mining and
                                                                Refining Company; Sunshine Merger Company;
                                                                Capitalization; Comparative  Per Share Data; Selected
                                                                Financial Data; Security Ownership of Certain Beneficial
                                                                Owners and Management; Federal Income Tax Consequences;
                                                                Voting Securities and Record Date.

  4.   Terms of Transaction   . . . . . . . . . . . . . . . .   The Merger Proposal; Prospectus  Summary; Sunshine
                                                                Mining and Refining Company; Sunshine Merger  Company;
                                                                Description of The Warrants; Federal Income Tax
                                                                Consequences; Annex A

  5.   Pro Forma Financial Information  . . . . . . . . . . .   Capitalization; Comparative Per  Share Data

  6.   Material Contacts with the Company
       Being Acquired   . . . . . . . . . . . . . . . . . . .   The Merger Proposal; Annex A

  7.   Additional Information Required for
       Reoffering by Person and Parties Deemed
       to be Underwriters Interests of Name
       Experts and Counsel  . . . . . . . . . . . . . . . . .   Not Applicable

  8.   Disclosure of Commission Position on Indemnification
       for Securities Act Liabilities   . . . . . . . . . . .   Not Applicable

                                            B. INFORMATION ABOUT THE REGISTRANT

 10.   Information with Respect S-3 Registrants . . . . . . .   Not Applicable

 11.   Incorporation of Certain Information by Reference  . .   Not Applicable

FORM S-4
ITEM
NUMBER                                    LOCATION IN PROXY STATEMENT/PROSPECTUS
------                                    --------------------------------------
 12.   Information with Respect to S-2 or S-3 Registrants . .   Not Applicable

 13.   Incorporation of Certain Information by Reference  . .   Not Applicable

 14.   Information with Respect to Registrants Other
       than S-3 or S-2 Registrants  . . . . . . . . . . . . .   Prospectus Summary; Sunshine Merger  Company; Sunshine
                                                                Mining and Refining Company; The Merger Proposal;
                                                                Selected Financial Data; Capitalization; Comparative Per
                                                                Share Data; Annex B

                                     C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED

 15.   Information with Respect to S-3 Companies  . . . . . .   Not Applicable

 16.   Information with Respect to S-2 or S-3 Companies . . .   Not Applicable

 17.   Information with Respect to Companies Other Than
       S-3 or S-2 Companies   . . . . . . . . . . . . . . . .   Prospectus Summary; Sunshine Merger  Company; Sunshine
                                                                Mining and Refining Company; The Merger  Proposal;
                                                                Selected Financial Data; Capitalization; Comparative Per
                                                                Share Data

 18.   Information if Proxies, Consents or Authorizations
       are to be Solicited  . . . . . . . . . . . . . . . . .   Notice of Special Meeting of  Stockholders; Outside
                                                                Front Cover  Page of Proxy Statement/Prospectus; The
                                                                Merger Proposal; Sunshine Mining and Refining Company;
                                                                Security Ownership of Certain Beneficial Owners and
                                                                Management; Directors of Sunshine; Annex B

 19.   Information if Proxies, Consents or Authorizations
       are not to  be Solicited or in an Exchange Offer . . .   Not Applicable

                      SUNSHINE MINING AND REFINING COMPANY
                        877 WEST MAIN STREET, SUITE 600
                               BOISE, IDAHO 83702
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                   TO BE HELD
                                 MARCH 29, 1996

      A special meeting of shareholders of Sunshine Mining and Refining Company ("Sunshine" or the "Company") will be held on March 29, 1996, at 10:00 a.m., local time, at the office of the Company, 877 W. Main St., Suite 600, Boise, Idaho, for the purpose of voting on the approval and adoption of an Agreement and Plan of Merger dated (the "Merger Agreement") between the Company and Sunshine Merger Company, a wholly-owned subsidiary of the Company, and approval of the transactions contemplated thereby as described in the accompanying Proxy Statement/Prospectus, and all other matters properly coming before the meeting. If the merger contemplated by the Merger Agreement (the "Merger") is consummated, then the Company will be merged with and into Sunshine Merger Company, and Sunshine Merger Company will be the surviving entity. The Merger will become effective (the "Effective Date") immediately upon the filing of a Certificate of Merger in accordance with Delaware General Corporation Law and upon satisfaction or waiver of the conditions to the Merger. On the Effective Date, the name of Sunshine Merger Company will be changed to Sunshine Mining and Refining Company.

      Only holders of the Company's Common Stock, $.01 par value (the "Existing Common Stock") and holders of the Company's $11.94 (Stated Value) Cumulative Redeemable Preferred Stock (the "Preferred Stock") of record as of the close of business on February 5, 1996 ( the "Record Date"), have the right to receive notice of and to vote at the meeting. A list of these stockholders will be available for inspection for ten (10) days preceding the meeting at the office of the Secretary of the Company, 877 West Main Street, Suite 600, Boise, Idaho 83702, and will also be available for inspection at the meeting.

      A copy of the Merger Agreement is attached as Annex A to the accompanying Proxy Statement/Prospectus. As stated in the Proxy Statement/Prospectus, upon consummation of the Merger, the Board of Directors of Sunshine Merger Company will consist of the current Directors of the Company, with the exception of Messrs. George M. Elvin, Hoffer Kaback and Douglas K. Stewart, who were elected directors by the holders of Preferred Stock at the Company's 1995 Annual Meeting on June 13, 1995. On the Effective Date, the Preferred Stock of the Company will be terminated and all dividend and redemption rights thereunder will cease to exist, as more fully explained in the accompanying Proxy Statement/Prospectus.

      The Proxy Statement/Prospectus also relates to the shares of Sunshine Merger Company's Common Stock, par value $.01 (the "New Common Stock") and the Sunshine Merger Company Warrants to be issued pursuant to the Merger. See "DESCRIPTION OF MERGER."

      YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO COMPLETE, DATE, SIGN, AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. IF YOU ATTEND THE MEETING IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE YOUR SHARES. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU MARK YOUR PROXY IN FAVOR OF THE MERGER AGREEMENT. IT WILL NOT BE NECESSARY FOR THE HOLDERS OF COMMON STOCK TO SURRENDER OR EXCHANGE THEIR CERTIFICATES FOR NEW CERTIFICATES REPRESENTING COMMON STOCK IN SUNSHINE MERGER COMPANY. HOLDERS OF PREFERRED STOCK SHOULD NOT SEND IN ANY CERTIFICATES FOR PREFERRED STOCK AT THIS TIME. IF THE MERGER IS CONSUMMATED, HOLDERS OF PREFERRED STOCK WILL RECEIVE INSTRUCTIONS REGARDING SURRENDER OF THOSE STOCK CERTIFICATES.

                                        By Order of the Board of Directors


                                        REBECCA L. SAUNDERS
                                        Secretary
February 9, 1996.

                           PROXY STATEMENT/PROSPECTUS
                      SUNSHINE MINING AND REFINING COMPANY
                            SUNSHINE MERGER COMPANY
                         877 W. MAIN STREET, SUITE 600
                               BOISE, IDAHO 83702
                        SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH 29, 1996


      This Proxy Statement/Prospectus is being furnished to holders of the common stock, par value $.01 per share, (the "Existing Common Stock") and holders of $11.94 (Stated Value) Cumulative Redeemable Preferred Stock (the "Preferred Stock") of Sunshine Mining and Refining Company, a Delaware corporation ("Sunshine" or the "Company"), in connection with the solicitation of proxies by and on behalf of the Board of Directors of the Company for use at the special meeting of Shareholders of the Company, to be held on March 29, 1996, at 10:00 a.m., local time, at the office of the Company, 877 W. Main Street, Suite 600, Boise, Idaho, and any adjournment thereof (the "Special Meeting"). This Proxy Statement/Prospectus and accompanying Notice of Special Meeting of Stockholders and Form of Proxy are first being mailed to stockholders on or about February 9, 1996.


      At the Special Meeting, stockholders will be asked to consider and vote upon approval of the Merger Agreement between the Company and Sunshine Merger Company, a Delaware corporation and a wholly-owned subsidiary of the Company, with Sunshine Merger Company being the surviving corporation (the "Merger"). On the Effective Date of the Merger, the name Sunshine Merger Company will be changed to Sunshine Mining and Refining Company. The purpose of the Merger is to retire all of the Company's outstanding Preferred Stock, which pursuant to the terms of the Merger will be exchanged for Common Stock of Sunshine Merger Company and newly issued Warrants to purchase additional shares of Sunshine Merger Company Common Stock. On consummation of the Merger, each outstanding share of Existing Common Stock will be converted, without any action by the holder thereof, into one share of Common Stock, par value $.01 per share of Sunshine Merger Company ("New Common Stock"). Each outstanding share of Preferred Stock will be converted by the Merger into six (6) shares of New Common Stock and either .9 (9/10) share of New Common Stock or, at the option of the holder, two (2) Warrants, each to purchase one (1) share of New Common Stock at the exercise price described herein. The number of shares of New Common Stock issued for each share of Preferred Stock and the exercise price of the Warrants are subject to adjustment pursuant to a formula based on the trading price of Common Stock. A maximum of 8.4 shares of Common Stock, exclusive of Warrants or .9 (9/10) shares of Common Stock issuable in lieu of Warrants, may be issued for each share of Preferred Stock under the formula. The exercise price of Warrants issued may be decreased pursuant to a formula based on the trading price of Common Stock after the Effective Date of the Merger. These adjustments are intended to reduce the risk to holders of Preferred Stock of a decline in the market value of Common Stock immediately after consummation of the Merger. Because the maximum number of shares of Common Stock is limited to 8.4, exclusive of Warrants or .9 shares of Common Stock issuable in lieu of Warrants, the adjustments will not be sufficient to maintain this estimated value if the average NYSE composite closing price of the Common Stock for the 120 trading days following the Effective Date of the Merger is less than $1.25. Based on the composite closing price of the Common Stock on the New York Stock Exchange ("NYSE") of $1.75 per share on February 5, 1996, it is estimated that the value of the six (6) shares of New Common Stock plus an additional .9 share of New Common Stock have an aggregate value of approximately $12.08. It is also estimated that the option of receiving two
(2) Warrants in lieu of .9 share of New Common Stock has the same value. However, there can be no assurance that the value of the securities received will not decline in value. SEE, CERTAIN RISK FACTORS--VALUE OF PREFERRED STOCK EXCHANGED; PROSPECTUS SUMMARY-TERMS OF THE MERGER; THE MERGER PROPOSAL; DESCRIPTION OF THE WARRANTS. SEE "TERMS OF THE MERGER."


       This Proxy Statement/Prospectus also constitutes a prospectus of Sunshine Merger Company for up to 66,645,530 shares of New Common Stock and up to 14,332,372 Warrants to purchase New Common Stock pursuant to the terms of the Merger.

                                                                     (continued)

      Prior to the Merger, the Existing Common Stock and Preferred Stock are listed on the NYSE. Following the Merger, the New Common Stock will be listed on the NYSE under the symbol "SSC" and the Warrants will be listed on the Nasdaq National Market ("NNM"), under the symbol "SILVZ."

      THE SECURITIES ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      SEE "CERTAIN RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT STOCKHOLDERS SHOULD CONSIDER PRIOR TO EXECUTING A PROXY OR CASTING A VOTE.


                             AVAILABLE INFORMATION

      The Company is (and following the Merger Sunshine Merger Company will be) subject to the informational requirements of the Exchange Act, and in accordance therewith files (and Sunshine Merger Company will file) reports, proxy statements and other information with the Commission. Reports, proxy statements and other information, filed by the Company (and to be filed by Sunshine Merger Company) may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Regional offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Existing Common Stock is listed for quotation on the New York Stock Exchange ("NYSE") and such material also can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

      Sunshine's principal executive offices are located at 877 West Main Street, Suite 600, Boise, Idaho 83702. Sunshine's telephone number at this address is (208) 345-0660.

      The Company has appointed The Herman Group, Inc., as Information Agent for the Merger. Questions regarding the enclosed Proxy Statement/Prospectus may be directed to The Herman Group, Inc. at (800) 747-2967.

      This Proxy Statement/Prospectus does not contain all of the information in the Form S-4 and exhibits thereto. Statements in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document are summaries only and are not necessarily complete. For complete information as to these matters, stockholders should refer to the applicable exhibit to the Form S-4. The Form S-4 and the exhibits thereto filed by Sunshine Merger Company with the Commission may be inspected at the public reference facilities of the Commission listed above.

      The date of this Proxy Statement/Prospectus is February 9, 1996.

      For 38 years, from 1933 to 1971, the Sunshine Mine produced ore from the Chester Vein, the Sunshine Vein and their associated systems, at an average grade of 32 ounces of silver per ton, and average annual silver production was over 6.5 million ounces. We are looking for the analogy to those systems in the previously unexplored western portion of the mine.

      The Company began the evaluation of the potential of the West Chance area in 1992. A single drill intercept on the 4200 Level (4200 feet below the collar of the Jewell Shaft) indicated the presence of a structure capable of hosting mineralization. The 4200 Level drift was initiated to test for mineralization at this elevation. The drift encountered over 800 feet of mineralization, although at grades that are not economic at today's silver price.

      Additional core drilling indicated the continuation of the structure above and below the drift. Ore grade mineralization was delineated above the drift, and the drilling encountered the mineralized West Chance Footwall structure.

      To further the evaluation process, the 3100 Level drift into the West Chance Vein was commenced in 1993, and the 4400 Level was opened into the Chance Footwall Vein. Work is continuing in these areas at the present time. As of September 30, 1995, 3.4 million ounces of reserves had been delineated on these two levels.

      Core drilling from the 4200 Level and from the 3100 Level continues to provide impressive drill intercepts, as illustrated in these drawings. As a result, the 2700 and 3700 Level drifts were initiated in the latter half of 1995. An additional six drill stations will be completed in the two drifts by the end of 1996 to continue the process of reserve delineation around these levels.

      Assuming drilling from the 2700 Level provides evidence that the vein continues above the Level, the Company expects to commence a drift into the structure on the 2300 Level in 1996. Preliminary work for this drift is underway at this time.


2700 AND 3100 LEVELS (FACING NORTH)



      The diagram above illustrates the projected advance of the 2700 Level drift and the completed 3100 Level drift, in relation to drill data and existing reserve blocks in the area. Mining has commenced from the 3100 Level with reserves assigned to these blocks exceeding 3.5 million ounces. The 2700 Level drift will be in a position to begin evaluating the area by August 1996. The introduction of trackless mining methods will allow the rapid development of reserves found both above and below the drifts.



3700 LEVEL (FACING NORTH)



      This diagram illustrates the advance of the 3700 Level drift in relation to the assays of some of the recently completed drill holes in the area. The drift is currently in the mineralized zone, which will allow better reserve delineation on the level. No reserves have yet been assigned to this area.



4400 LEVEL CHANCE FOOTWALL (MAP VIEW)



      The Company has delineated over 700 thousand ounces of reserves in the CF4 reserve block. The above illustration shows the vein geometry and mining grades encountered on floor 6 of the CF4 stope. Exploration drifting on the east side discovered a mineralized hanging wall structure. Preliminary drilling suggests that additional sub-parallel mineralized structures may be present.

                                SUNSHINE MINING


                        WEST CHANCE DEVELOPMENT PROGRESS



DESCRIPTION:



      Cross section of the Sunshine Mine reflecting the Sunshine Vein System, Chester Vein System, Copper Vein, West Chance Vein, West Chance Footwall Vein, Jewel Shaft, Ten Shaft, Twelve Shaft, certain drifts and proposed drift advances.






_________________

* indicates the location of certain ore grade drill intercepts, the true width of the mineralized section, and the silver ounces per ton (opt).


[ ] indicates areas where drilling and/or drifting activity has resulted in assigned reserves.

                               PROSPECTUS SUMMARY

      This summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere herein. Reference is made to the Glossary of Certain Mining Terms appearing elsewhere herein.

                      THE SPECIAL MEETING OF SHAREHOLDERS


      The Special Meeting of the Shareholders of the Company will be held on March 29, 1996, at 10:00 a.m., local time, at the office of the Company, 877 West Main Street, Suite 600, Boise, Idaho. The purpose of the special meeting is to vote upon approval of the Merger Proposal providing for the Merger of the Company with and into Sunshine Merger Company, with Sunshine Merger Company as the surviving corporation in the Merger. February 5, 1996, has been set as the record date for the determination of the stockholders entitled to notice of and to vote at the Special Meeting.



      The favorable vote of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting, and the favorable vote of the holders of a majority of the shares of Preferred Stock outstanding and entitled to vote at the Special Meeting, voting separately as a class, are required for the approval of the Merger. Holders of the Company's capital stock have no appraisal or similar rights with respect to any of the matters being voted on at the Special Meeting. Votes may be cast for or against the Merger Proposal or shareholders may abstain from voting. Abstentions will be counted as present for purposes of establishing a quorum, and will have the effect of a vote against the Merger Proposal. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER PROPOSAL. Under the rules of the New York Stock Exchange, Inc., brokers who hold shares in street name for customers will not have authority to vote on the Merger Proposal if they have not received instructions from beneficial owners ("broker nonvotes"). Accordingly, broker nonvotes will also have the same effect as votes against the Merger Proposal. Proxies are revocable prior to the date of the Special Meeting, and may be revoked in writing by the person giving it at any time before it is exercised by notice of such revocation to the Secretary of the Company, by submitting a proxy having a later date, or by such person appearing at the Special Meeting and electing to vote in person. UNMARKED BUT PROPERLY EXECUTED PROXIES WILL BE VOTED FOR THE MERGER PROPOSAL.



      As of the Record Date, the Company had 193,095,839 shares of Common Stock outstanding, and 7,166,186 shares of Preferred Stock outstanding. As of the record date the Company's directors and executive officers were entitled to vote 176,741 shares of Common Stock and 20,500 shares of Preferred Stock, representing less than 1% of the outstanding shares of Common Stock and Preferred Stock, respectively. To the best knowledge of the Company, all of the directors and executive officers of the Company intend to vote their shares of stock in favor of the Merger Proposal.


                                  THE COMPANY

      Sunshine Mining and Refining Company ("Sunshine" or the "Company"), through its principal subsidiary, Sunshine Precious Metals, Inc. ("SPMI"), owns and operates the Sunshine Mine located in the Coeur d'Alene Mining District near Kellogg, Idaho. The Sunshine Mine began operations in 1884 and has produced in excess of 340 million ounces of silver since that time. The mine also produces significant amounts of copper, lead and antimony as by-products. The Sunshine Mine and Refinery Complex consists of the Sunshine Mine, a 1,000 ton-per-day concentrator, an antimony refinery, a silver refinery and associated facilities.

      SPMI estimates that, as of January 1, 1995, the proven and probable ore reserves at the Sunshine Mine were 1,320,600 tons of ore, at a weighted average grade of 21.8 ounces per ton silver, containing 28,836,500 ounces of silver, of which SPMI's share is approximately 97%. Significant portions of the Sunshine Mine remain unexplored and undeveloped, and the Company is presently actively exploring in one area of the mine, the West Chance, which it feels has significant potential to add to the Company's reserves and production.

      The Company's earnings are directly related to the price of silver, which has been depressed since 1985. As a result, the Company has reported operating losses for the last ten years. Industry data suggests that excessive above-ground inventories of silver generated in the 1980's are being consumed. The Company believes that elimination of these above-ground excess inventories will cause silver prices to increase significantly over the next several years.

      The Company is actively exploring to develop new sources of production to achieve positive earnings and cash flow at current silver prices. In response to low silver prices, the Sunshine Mine has been operating at about one-half of its capacity since June, 1991. As a result of exploration of previously undeveloped areas of the Sunshine Mine and the successful testing of a trackless mining method in the Sunshine Mine, the Company has recently accelerated its development program at the Sunshine Mine, and is making plans to return the mine to full production by the end of 1996.

      The Company has also initiated exploration programs at other locations than the Sunshine Mine in an attempt to develop new sources of reserves and cash flow. As a result, the Company is presently active in exploration projects in Argentina, Peru, Colorado, and Arizona. Of particular significance is the Company's recent acquisition of the Pirquitas property in Argentina.


      Exploration at its Sunshine Mine is currently focused on an area called the West Chance, where the Company has identified at least two new vein systems. Prior to June, 1995, the Company had drifts on four levels in various stages of completion, from which it is conducting an extensive drilling program to better delineate the ore bodies. The total proven and probable reserves developed as of December 31, 1995 in the West Chance area total 4.4 million ounces of silver, with only a small portion of the potential ore body having been explored.


      In June of 1995, because of encouraging results, the Company decided to accelerate the pace of exploration work in the area by commencing two new exploration drifts and more than doubling the rate of diamond drilling. The present status of West Chance exploration is described in detail in the map inset in the prospectus cover. During 1996 the Company expects to spend approximately $2.5 million in further exploration work, and $4.5 million in development activity and equipment purchases. This will enable the Company to return the mine to full production by the end of 1996 should sufficient economic mineralization be found in the targeted areas of the West Chance.

      The Company has successfully tested the potential to introduce trackless mining methods using diesel powered equipment in the development and stoping (ore-extraction) operations at the Sunshine Mine. Through the use of specially built low profile front-end loaders, certain ore reserves can now be accessed and mined more productively at lower cost than the Company's traditional mining methods.

      As a result of the demonstrated success of these front-end loaders, commonly referred to as LHD (load-haul-dump) units, and the expected additions to production from the West Chance area in 1996, the Company anticipates silver production to increase from approximately 1.7 million ounces in 1995 to between
2.7 and 3.2 million ounces in 1996.

      The Company is also studying the potential for the LHD units to support various trackless mining methods to allow for the economic reopening at current silver prices of the presently inactive eastern portion of the Sunshine Mine. Production was curtailed in this portion of the mine in June of 1991 when the Company went to its reduced operating plan.

      The Company is actively engaged in exploration in Argentina and Peru, as well as in other parts of the United States. Argentina is a highly prospective geologic region, which, due to political and economic problems in this century, has not had the necessary investment in exploration to fully evaluate its mineral potential. Peru, a major mining area since colonial times, had until recent years seen investments in mine maintenance and development decline due to political and economic chaos. Both countries are presently actively pursuing foreign investment, particularly in mining, and have apparently stable, democratically elected governments. The Company has recently opened exploration and development offices in Mendoza, Argentina and in Lima, Peru.

      In Argentina, the majority of the Company's exploration projects will be of a "grass roots" nature. However, the major project at this time is Pirquitas, which has been a producing property in the past. The Company has obtained data which suggests that the Pirquitas deposit could contain more than 130 million ounces of silver. The Company will immediately commence the work to verify this resource estimate and to do the engineering and metallurgical testwork necessary to determine if this deposit can be brought into production.

      In Peru, many previously nationalized properties are being returned to the private sector through a privatization process. The Company is aware of certain properties scheduled for privatization in 1996 on which it would have an interest in bidding. In addition, the Company believes its metallurgical technology may have application in Peru to activate certain inactive properties whose ores contain elevated levels of arsenic and antimony.

      See "CERTAIN RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                            SUNSHINE MERGER COMPANY

      Sunshine Merger Company, a Delaware corporation ("Sunshine Merger Company"), is a wholly owned subsidiary of the Company, and was formed for the purpose of effectuating the Merger. The Certificate of Incorporation and Bylaws of Sunshine Merger Company are identical in all material terms to those of the Company. Upon consummation of the Merger, Sunshine Merger Company's name will be changed to Sunshine Mining and Refining Company.

                                   THE MERGER

      This Proxy Statement/Prospectus relates to the proposed merger of Sunshine into Sunshine Merger Company with Sunshine Merger Company being the surviving corporation (the "Merger").

      The purpose of the Merger is to convert the Company's outstanding ($11.94) Stated Value Cumulative Redeemable Preferred Stock (the "Preferred Stock") into Common Stock. Due to the losses the Company has experienced, the dividends on the Preferred Stock have not been declared or paid since December 1990. As a result of the dividends in arrears, the Company has also been prohibited from making annual partial redemptions of 10% of the original issue amount of the Preferred shares which, pursuant to the Certificate of Preferences, were to have begun in July, 1991. At the present time, the Company does not expect to resume the payment of dividends until it has earnings sufficient to support such payments.

      The Board of Directors of the Company, in reaching its determination to approve the proposed Merger, considered a number of factors as described herein. See, "BACKGROUND OF THE MERGER" and "DETERMINATION OF THE BOARD OF DIRECTORS." The Board believes that it is in the best interest of the Common Stockholders, the Preferred Stockholders and the Company, to eliminate the Preferred Stock from the Company's capital structure. This will improve the book value per Common share by removing the aggregate redemption value for the Preferred Stock, and also improve the income (loss) from operations per Common share by eliminating the annual Preferred Stock dividend requirements, while providing the Preferred Stockholders a security with more liquidity than the Preferred Stock. See, "CAPITALIZATION" AND "Comparative PER SHARE DATA." The proposed Merger received the unanimous approval of the Board of Directors, including the Directors elected by holders of Preferred Stock. The Board of Directors determined that no conflict of interest was created by the consideration of the proposed Merger by Directors elected by holders of Preferred Stock.

      If the Merger is approved, holders of Preferred Stock will receive securities having a combined value that is less than the current redemption value of the Preferred Stock, but which may be more liquid than the Preferred Stock. See, "TERMS OF THE MERGER." If the Merger is approved, holders of Common Stock will have their ownership interest in the Company diluted. See, "CERTAIN RISK FACTORS - DILUTION." In the event that the Merger is not approved, dividends and partial redemptions will continue to accrue on the Preferred Stock. At the present time, the Company does not expect to resume the payment of dividends until it has earnings sufficient to support such payments. In addition, the accrued dividends and partial redemptions in arrears affect the Company's financial statements, and as a result may affect the Company's continued listing on the NYSE.

      The Merger will become effective (the "Effective Date") immediately upon the filing of a Certificate of Merger in accordance with Delaware General Corporation Law ("DGCL") and upon satisfaction or waiver of the conditions to the Merger. On the Effective Date, the name of Sunshine Merger Company will be changed to Sunshine Mining and Refining Company.


      On the Effective Date, each share of Sunshine's common stock, $.01 par value (the "Existing Common Stock") outstanding immediately prior to the Merger will be converted, by reason of the Merger, pursuant to the Merger Agreement and without any action by the holder thereof, into a share of the common stock, $.01 par value of Sunshine Merger Company (the "New Common Stock"). The relative powers, designations, preferences, rights and qualifications of the New Common Stock, as in effect on the Effective Date, will be substantially equivalent in all material respects to the Existing Common Stock so converted. Holders of Preferred Stock will, upon consummation of the Merger, receive for each share of Preferred Stock held six (6) shares of New Common Stock and either an additional .9 (9/10) share of New Common Stock or, at the option of the holders, two (2) Warrants, each to purchase one share of New Common Stock. The number of shares of New Common Stock and the exercise price of the Warrants are subject to modification as described elsewhere herein. See "THE MERGER PROPOSAL"; "DESCRIPTION OF THE WARRANTS."



      Based on the closing price of the Common Stock on February 5, 1996, of $1.75 per share, the total value of the six (6) shares of Common Stock plus the option to receive .9 (9/10) share of Common Stock (in lieu of two Warrants), has an estimated value of approximately $12.00, which is 33% below the liquidation preference of $17.89 per share at December 31, 1995. However, it is a 50% premium to the trading price of the Preferred Stock of $8.00 per share immediately prior to the announcement of the transaction. There can be no assurance that the New Common Stock and Warrants will not decline in value. The number of shares of New Common Stock and the exercise price of Warrants to be issued for each share of Preferred Stock, is subject to adjustment if the average price of the New Common Stock declines in the 120 trading days after the Merger. See "THE MERGER PROPOSAL - CONVERSION OF SECURITIES IN THE MERGER." However, if the average NYSE composite closing price of the Common Stock for the 120 trading days following the Effective Date is less than $1.25, the value of the securities received for each share of Preferred Stock will be significantly lower, as the maximum number of New Common Shares issuable per Preferred Share pursuant to the adjustment formula is 8.4.


      On the Effective Date, the Preferred Stock of the Company will be canceled and all dividend, redemption, liquidation and voting rights thereunder will be terminated and will cease to exist. The three largest holders of Preferred Stock, Elliott Associates, L.P., Grace Holdings, L.P., and Lloyd I. Miller, III (collectively the "Consenting Shareholders") have stated to the Company that they will support the Merger. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." As a result of the Merger, the litigation initiated by Grace Holdings, L.P. against the Company, currently pending in the United States District Court for the District of Delaware, will be dismissed with prejudice. See "SUNSHINE MINING AND REFINING COMPANY - LEGAL PROCEEDINGS - OTHER LITIGATION."

      As a result of the Merger, the capital structure of Sunshine Merger Company, as the surviving corporation, will be substantially identical to the Company with the exception that the Preferred Stock will have been retired in its entirety, and initially, up to 56,612,869 shares of New Common Stock and up to 14,332,372 Warrants to purchase up to an additional 14,332,372 shares of New Common Stock will have been issued. See "THE MERGER PROPOSAL" "DESCRIPTION OF SUNSHINE MERGER COMPANY," "DESCRIPTION OF THE WARRANTS" "DESCRIPTION OF CAPITAL STOCK." Reference is made to, and holders should consider prior to voting on the Merger, the matters set forth under "CERTAIN RISK FACTORS."

                              TERMS OF THE MERGER


      Upon consummation of the proposed Merger, Holders of the Company's Preferred Stock will receive six (6) shares of New Common Stock for each share of Preferred Stock held, which may be increased to 8.4 shares of New Common Stock for each share of Preferred Stock held pursuant to the following adjustment formula based on the average closing price of the New Common Stock immediately after the Merger. In addition, each holder of Preferred Stock will receive, for each share of Preferred Stock held, a choice to receive either two Warrants to purchase New Common Stock or an additional .9 (9/10) shares of New Common Stock. The exercise price of the Warrants may be decreased based on the average closing price of the New Common Stock after consummation of the Merger. See, "DESCRIPTION OF THE WARRANTS."



                   ALTERNATIVES TO HOLDERS OF PREFERRED STOCK



      A Preferred Stockholder's decision whether to receive two Warrants or .9 additional share of New Common Stock should be made after consideration of the differences between the alternatives, which differences include, among others, the potential decrease in the exercise price of the Warrants, the expiration of the Warrants if not exercised prior to the expiration date, the lack of an existing market for the Warrants, the lack of shareholder rights attributable to Warrants, and the existing market for and the stockholder rights attendant to the New Common Stock. See, "ALTERNATIVES TO HOLDERS OF PREFERRED STOCK."



      At the NYSE Composite closing price of Existing Common Stock of $1.75 per share on February 5, 1996, a total of up to 49,446,683 shares of New Common Stock, and up to 14,332,372 Warrants each to purchase one share of New Common Stock, will be issued incident to the retirement of the Preferred Stock. The number of shares of New Common Stock issued may be increased. If the average closing price of the New Common Stock as reported on the NYSE Composite Transactions for the first 120 NYSE trading days after the Effective Date is less than $1.75, the additional number of shares issuable will be determined by the following formula:



                                  $10.50/X - 6
            Where,
            X = Average New Common Stock closing price on NYSE Composite for the first 120 NYSE trading days after the Effective Date; and

            6 =   Common Shares initially issuable per Preferred Share



      In no event will the total number of shares of New Common Stock issuable upon conversion of a share of Preferred Stock, exclusive of shares issuable upon exercise of Warrants or in lieu of Warrants, exceed 8.4.



      Each Warrant will entitle the holder thereof to purchase one (1) share of New Common Stock at an exercise price of $1.92. The Exercise Price is subject to adjustment to 110% of the average closing price of the Existing Common Stock on the NYSE Composite for the first 120 NYSE trading days after the Effective Date, if that price is less than $1.75. The Warrants will expire on the fifth anniversary of the Effective Date. The Warrants will be separately transferrable upon issuance. See "THE MERGER PROPOSAL" AND "DESCRIPTION OF THE WARRANTS."



      If no holders accepted Warrants, and the price of the Common Stock declines to average $1.25 or less during the 120 trading days after the Effective Date, the maximum New Common Stock issuable for the Preferred Stock would total approximately 66.6 million shares (approximately 25.6% of the New Common Stock outstanding after the Merger). Warrants to purchase up to 14.3 million shares of New Common Stock could be issuable in lieu of the issuance of
6.4 million shares of New Common Stock referred to above. If all such Warrants are exercised, and if the maximum number of shares of New Common Stock are issued pursuant to the foregoing formula, the total number of shares of New Common Stock issued incident to the Merger will be 74.5 million shares, representing approximately 28% of the New Common Stock outstanding after the Merger (the "Maximum Dilution").


Record Date . . . . . . . . . . . . . . . .    February 5, 1996

Procedure for Exchanging Shares
Preferred Stock for New Common
Stock and Warrants  . . . . . . . . . . . .    Following the Effective Date of
                                               the Merger, holders of Preferred
                                               of Stock will receive a
                                               Transmittal Letter instructing
                                               them on the submission of their
                                               Preferred Stock Certificates in
                                               exchange for new Common Stock
                                               and, if selected, Warrants.  It
                                               will not be  necessary for
                                               holders of Common Stock to
                                               surrender or exchange  their
                                               certificates
                                               for new certificates
                                               representing New Common Stock.
                                               See "MERGER PROPOSAL" and
                                               "EXCHANGE OF PREFERRED STOCK
                                               CERTIFICATES."

Exchange Agent and Warrant
Agent:  . . . . . . . . . . . . . . . . . .    American Stock Transfer & Trust
                                               Company, New York, New York,
                                               will  act as the Exchange Agent.
                                               See "EXCHANGE AGENT." American
                                               Stock  Transfer & Trust Company
                                               will also act as the Warrant
                                               Agent. See  "DESCRIPTION OF THE
                                               WARRANTS."

Information Agent . . . . . . . . . . . . .    The Herman Group, Dallas, Texas,
                                               will act as Information Agent.
                                               Its toll free telephone number
                                               is (800) 747-2967. See
                                               "INFORMATION  AGENT."

Use of Proceeds . . . . . . . . . . . . . .    The net cash proceeds received
                                               by Sunshine Merger Company from
                                               the exercise of Warrants offered
                                               hereby, when received, will be
                                               used  for general corporate
                                               purposes and possible
                                               acquisition or  development of
                                               mining properties.

Risk Factors  . . . . . . . . . . . . . . .    There are substantial risks in
                                               connection with this offering
                                               that  should be considered by
                                               prospective purchasers. See
                                               "CERTAIN RISK FACTORS."

                              CERTAIN RISK FACTORS

      In addition to the other information in this Proxy Statement/Prospectus, the following risk factors should be carefully considered before voting on the Merger Proposal.

OPERATING LOSSES

      Sunshine's revenues have historically been derived from sales of silver and, from 1985 to 1991, from sales of oil and natural gas. In 1991 and 1992, Sunshine sold substantially all of the assets of its subsidiary Argent Energy, Inc., previously Woods Petroleum Corporation ("Woods"), which was engaged in the production of oil and natural gas. As a result, substantially all of the Company's revenues are now derived from the sale of silver mined from its Sunshine Mine in Kellogg, Idaho. Accordingly, the Company's earnings are directly related to the price of silver. Silver prices have been depressed since 1985, and as a result the Company has experienced losses from operations for each of the last ten years. The Company reported losses from continuing operations of $4.9 million, $28.6 million and $40.3 million in fiscal 1994, 1993 and 1992 respectively. The Company expects to fund its losses for fiscal 1995 from the Company's cash and cash equivalents and silver bullion held for investment. At September 30, 1995, Sunshine's cash and silver bullion held for investment totalled approximately $28 million.

      The operating losses and cash flow deficiencies of the Company are expected to continue until silver prices recover substantially or the Company's exploration efforts at the Sunshine Mine or its other properties are successful in developing significant additional production. Absent the foregoing, the Company may eventually be required to further curtail operations or cease its mining activities at the Sunshine Mine altogether. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" "BUSINESS AND PROPERTIES," and the Consolidated Financial Statements (including the Notes thereto) of the Company appearing elsewhere herein.

VOLATILITY OF SILVER PRICES


      The Company's earnings are directly related to the price of silver, and the value of the Common Stock has historically moved in correlation with movements in silver prices. Silver prices are subject to fluctuation and are affected by numerous factors beyond the control of the Company, which alone or in combination may cause the price of silver to rise or fall. These factors include, among others, expectations for inflation, speculative activities, levels of silver production and demand for silver as a component of manufactured goods. The following table sets forth for the periods indicated the high, low and average closing prices per ounce of silver on the Commodity Exchange, Inc. ("COMEX") and also translate the average price as stated into constant 1995 dollars.



                                                                                                 CONSTANT
                                                            NOMINAL DOLLARS                    1995 DOLLARS
                                                            ---------------                    ------------
         YEAR                                     HIGH            LOW              AVG.             AVG.
         -----                                    ----           -----             -----            ----
         1983 . . . . . . . . . . . . . . .     $14.74           $8.38            $11.46          $18.62
         1984 . . . . . . . . . . . . . . .      10.17            6.25              8.15           12.44
         1985 . . . . . . . . . . . . . . .       6.89            5.48              6.14            8.94
         1986 . . . . . . . . . . . . . . .       6.32            4.85              5.49            7.79
         1987 . . . . . . . . . . . . . . .      11.25            5.35              6.99            9.86
         1988 . . . . . . . . . . . . . . .       8.06            6.01              6.53            8.63
         1989 . . . . . . . . . . . . . . .       6.20            5.02              5.47            6.86
         1990 . . . . . . . . . . . . . . .       5.35            3.94              4.82            5.64
         1991 . . . . . . . . . . . . . . .       4.55            3.51              4.03            4.48
         1992 . . . . . . . . . . . . . . .       4.32            3.63              3.94            4.24
         1993 . . . . . . . . . . . . . . .       5.44            3.52              4.31            4.57
         1994 . . . . . . . . . . . . . . .       5.78            4.61              5.28            5.47
         1995 . . . . . . . . . . . . . . .       6.10            4.38              5.20            5.20

       On February 5, 1996, the closing price of silver reported on the COMEX was $5.79 per ounce. In constant 1995 dollars, the average silver price from 1968 through 1995 has been approximately $11.66.

DEPENDENCE ON EXPLORATION SUCCESS

      Substantially all of the Company's revenues are derived from the Sunshine Mine which at current silver prices is not profitable. Therefore, the future earnings of the Company are presently dependent on the success of exploration at the Sunshine Mine and at the Company's other exploration projects. No assurance can be given that the Company's exploration program will prove successful. See "BUSINESS AND PROPERTIES - OPERATIONS -- EXPLORATION ACTIVITIES AT THE SUNSHINE MINE."

IMPRECISION OF RESERVE ESTIMATES

      The ore reserve estimates presented in this Prospectus are estimates made by the Company's geologic personnel, and no assurance can be given that the indicated quantity of in situ silver will be realized. No independent consultants have been retained by Sunshine to review and verify such estimates. Reserve estimates are expressions of judgment based largely on data from diamond drill holes and underground openings, such as drifts or raises which expose the mineralization on 1, 2 or 3 sides, sampling and similar examinations. Reserve estimates may change as ore bodies are mined and additional data is derived. The Company's estimates of proven and probable reserves for the Sunshine Mine are as of January 1, 1995.

MINING RISKS AND INSURANCE

      The Company's operations may be affected by risks and hazards generally associated with the mining industry, including fires, cave-ins, rock bursts, flooding, industrial accidents, mechanical or electrical failures, and unusual or unexpected rock formations. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance at levels consistent with its historical experience and industry practice, no assurance can be given that such insurance will continue to be available at economically feasible premiums. Insurance for environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to the Company or to other companies within the industry.

GOVERNMENT REGULATION

      The Company's activities are subject to extensive federal, state, and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Except as described under "LEGAL PROCEEDINGS - ENVIRONMENTAL MATTERS," the Company is not aware of any material violations of environmental laws, regulations, permits or licenses issued with respect to the Company's operations. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the mining, production or development of the Company's properties, the extent of which cannot be predicted.

POTENTIAL LOSS OF NYSE LISTING

      The NYSE has approved, subject to shareholder approval, the listing of the Sunshine Common Stock to be issued incident to the Merger. Sunshine's Common Stock is listed on the NYSE under the symbol "SSC," and its Preferred Stock is listed on the NYSE under the symbol "SSCPr." The Company is below certain of the NYSE's original listing criteria and is currently below certain of the NYSE's continued listing standards. Upon consummation of the Merger and the retirement of the Preferred Stock, the Company will no longer be below continued listing standards of the NYSE, but will continue to fall below certain original listing standards. However, if the Merger is not consummated, there can be no assurance that any future issuance of Common Stock would be listed on the NYSE.

NO PRIOR MARKET FOR WARRANTS

      Prior to this offering, there has been no market for the Warrants. The Company has been advised that the Warrants will be traded on the NNM, under the symbol "SILVZ." There can be no assurance that a market for the Warrants will develop or, if a market develops, how liquid a market it will be. The liquidity of any market for the Warrants will depend on a number of factors, including the interest of broker-dealers in making a market.

DILUTION

      Holders of Common Stock will have their ownership interest in the Company diluted by the issuance of New Common Stock to holders of Preferred Stock incident to the Merger, and incident to the exercise of Warrants. Because the ultimate number of shares of New Common Stock that will be so issued is dependent upon the future market price of the Common Stock, up to 66,645,531 additional shares of New Common Stock may be issued, and up to 14,332,372 additional shares of New Common Stock may be issuable upon exercise of Warrants. Therefore, if all Warrants are exercised and the maximum number of shares of New Common Stock is issued, the Preferred Stock would have been converted into New Common Stock representing 28% of the New Common Stock outstanding after the Merger.

VALUE OF SECURITIES EXCHANGED FOR PREFERRED STOCK


      Based on the composite closing price of the Common Stock on the New York Stock Exchange ("NYSE") of $1.75 per share on February 5, 1996, it is estimated that the value of the six (6) shares of New Common Stock plus an additional .9 share of New Common Stock have an estimated value of approximately $12.00. It is also estimated that the option of receiving two (2) Warrants in lieu of .9 share of New Common Stock has the same value. However, there can be no assurance that the New Common Stock and Warrants will not decline in value. The actual value of the shares of New Common Stock and Warrants to be issued for each share of Preferred Stock, and their comparative value to the redemption value and trading range of the Preferred Stock, is subject to fluctuation. If the average NYSE composite closing price of the Common Stock for the 120 trading days following the Effective Date is less than $1.25, the value of the securities received for each share of Preferred Stock will be significantly lower, as the maximum number of shares of New Common Stock issuable per share of Preferred Stock pursuant to the adjustment formula is 8.4. On the Effective Date of the Merger, the Preferred Stock will be canceled and all dividend, redemption, liquidation, and voting rights thereunder will be terminated. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - LIQUIDITY AND CAPITAL RESOURCES" "DESCRIPTION OF THE MERGER", "DESCRIPTION OF THE WARRANTS" and "DESCRIPTION OF CAPITAL STOCK."


                              THE MERGER PROPOSAL

      At the Special Meeting of shareholders, holders of Sunshine's Common Stock and Sunshine's Preferred Stock will be asked to approve the Merger Agreement, pursuant to which the Company will be merged with and into Sunshine Merger Company, with Sunshine Merger Company being the surviving corporation. The purpose of the Merger is to retire all of the outstanding shares of Sunshine's Preferred Stock.

      Due to continuing low silver prices, the Company has generated operating losses for a number of years. Prospects for improvement in the operating results appear positive based on the outlook for increased production from the Sunshine Mine, the Company's outlook for silver prices, which are expected to improve, and the Company's exploration program. However, there are significant risks to the positive outcome of any and all of the above potential improvements in the Company's outlook, and the improvements may take a considerable amount of time.

      Based on its evaluation of the Company's future prospects, the relative market values of the Common Stock and the Preferred Stock, the liquidation preferences held by the Preferred Stockholders (which total $128 million at December 31, 1995), and the ongoing $10.5 million annual charge against earnings to Common Stock which is added to the liquidation preference, the Board determined that the proposed structure was in the best interests of the Company, the Preferred Stockholders, and the Common Stockholders at this time. The transaction will remove concerns held by the investment community about the Company's future outlook as a result of the Preferred Stock being outstanding. The transaction moves forward the date at which the Company will be able to report earnings attributable to Common

Stock, while limiting the dilution of the Common Stock against other potential alternatives, such as the redemption of the Preferred Stock.

      The Merger must be approved by the holders of a majority of the outstanding shares of Sunshine's Common Stock and by the holders of a majority of the outstanding shares of Sunshine's Preferred Stock. THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE MERGER PROPOSAL. Approval of the Merger Proposal by such holders will also constitute approval of the related matters described herein, which include, without limitation: (i) the Certificate of Incorporation of Sunshine Merger Company, including, its authorized capital stock, and an amendment thereto upon consummation of the Merger to change Sunshine Merger Company's name to Sunshine Mining and Refining Company; (ii) The assumption by Sunshine Merger Company of the Company's obligations under the Convertible Subordinated Debentures, the warrants of the Company, the employee benefit and stock option plans, and all amendments thereto necessary to implement such assumptions; and (iii) all other matters relating to the Merger Proposal, and the transactions contemplated thereby substantially as described in this Proxy Statement/Prospectus.


BACKGROUND OF THE MERGER



      From time to time, the Board of Directors of the Company, in response to inquiries from Preferred Stockholders and during the Board's meetings incident to considering whether the Company could declare dividends on and/or make partial redemptions of the Preferred Stock, considered the related issue of whether the Preferred Stock should be retired prior to final redemption. During its regular meeting on September 19, 1995, the Board of Directors determined that it was in the best interest of the Common Stockholders, the Preferred Stockholders and the Company to eliminate the Preferred Stock from the Company's capital structure.



      The Board of Directors, in its September 19, 1995 meeting, identified three prerequisites to the proposed transaction. First, that the transaction would retire all of the Preferred Stock; second, that the transaction have the complete support of the three largest Preferred Stockholders; and third, that the transaction result in an exchange of Preferred shares for Common shares, using their recent relative trading values as the benchmark for establishing the exchange ratios. Given these parameters, it was determined that a Merger, as proposed, would be utilized to accomplish the transaction. No alternative transactions were considered by the Board of Directors.



      Shortly thereafter, management of the Company began discussions with the three largest holders of Preferred Stock to explore the feasibility of the proposed transaction. Through those negotiations, it was determined that the securities to be issued in exchange for each share of Preferred Stock should have a combined value of approximately $12.00 (of which approximately $10.50 was to be in the form of Common Stock and approximately $1.50 was to be in the form of Warrants or an additional .9 share of Common Stock), although it was recognized that variations in the market value of the securities may result in the actual value being lower or higher. Because of potential post-merger variations in the price of Common Stock, the holders of Preferred Stock required that the actual number of shares of Common Stock received for each share of Preferred Stock, exclusive of Warrants or shares of Common Stock issued in lieu of Warrants, be subject to adjustment such that their collective value would approximate $10.50. In order to accommodate this requirement, the adjustment formula was approved. However, in order to limit the total number of shares of New Common Stock that could be issued, management requested and the three largest holders of Preferred Stock agreed that in no event would the number of shares of Common Stock issuable in exchange for one share of Preferred Stock, exclusive of warrants or Common Stock issued in lieu of Warrants, exceed 8.4.



      The Board of Directors, after consideration of the negotiations between management and the three largest holders of Preferred Stock, determined that the exchange ratio as proposed was in the best interest of the Common Shareholders and Preferred Shareholders. The ratio, and its potential adjustment pursuant to the adjustment formula, provides Common Shareholders with a measure of the maximum dilution to Common Stock that may occur incident to the Merger, and provides Preferred Shareholders with consideration that, to a limited extent, may maintain the value of the Common Stock to be received despite fluctuations in the price of Common Stock for a period after the consummation of the Merger.

      There can be no assurance that the New Common Stock and Warrants (or shares issued in lieu of Warrants) will trade at prices sufficient to achieve the combined estimated value of $12.00. The actual value of the securities to be issued for each share of Preferred Stock, and their comparative value to the redemption value and trading range of the Preferred Stock, is subject to fluctuation.

DETERMINATION OF THE BOARD OF DIRECTORS

      The Board of Directors of the Company, in reaching its determination to approve the proposed Merger, considered a number of factors as described herein. See, "BACKGROUND OF THE MERGER" and "DETERMINATION OF THE BOARD OF DIRECTORS." The Board believes that it is in the best interest of the Common Stockholders, the Preferred Stockholders and the Company, to eliminate the Preferred Stock from the Company's capital structure. This will improve the book value per Common share by removing the aggregate redemption value for the Preferred Stock, and also improve the income (loss) from operations per Common share by eliminating the annual Preferred Stock dividend requirements, while providing the Preferred Stockholders a security with more liquidity than the Preferred Stock. See, "CAPITALIZATION" AND "COMPARATIVE PER SHARE DATA." The proposed Merger received the unanimous approval of the Board of Directors, including the Directors elected by holders of Preferred Stock. The Board of Directors determined that no conflict of interest was created by the consideration of the proposed Merger by Directors elected by holders of Preferred Stock.

      If the Merger is approved, holders of Preferred Stock will receive securities having a combined value that is less than the current redemption value of the Preferred Stock, but which may be more liquid than the Preferred Stock. See, "TERMS OF THE MERGER." If the Merger is approved, holders of Common Stock will have their ownership interest in the Company diluted. See, "CERTAIN RISK FACTORS - DILUTION." In the event that the Merger is not approved, dividends and partial redemptions will continue to accrue on the Preferred Stock. At the present time, the Company does not expect to resume the payment of dividends until it has earnings sufficient to support such payments. In addition, the accrued dividends and partial redemptions in arrears effect the Company's financial statements, and as a result may effect the Company's continued listing on the NYSE.


      In reaching its determination to approve the proposed Merger, the Board considered the following factors:



            1. The effect of the proposed Merger on the Company's Common Stockholders. If the Merger is approved, holders of Common Stock will have their ownership interest in the Company diluted. However, the Board of Directors determined that the Merger would result in less dilution than would be experienced if the Preferred stock were redeemed pursuant to the terms of the Designation of Rights and Preferences governing the Preferred Stock.



            2. The effect of the proposed Merger on the Company's Preferred Stockholders. If the Merger is approved, the Preferred Stock will be canceled and all dividend, redemption, liquidation, and voting rights thereunder will be terminated. If the Merger is approved, holders of Preferred Stock will receive securities having a value less than the current redemption value of the Preferred Stock. However, the Board of Directors determined that the value of the securities received is expected to be higher than the trading price of the Preferred Stock immediately prior to the announcement of the proposed Merger.



            3. The continuing effect of the Preferred Stock on the Company's balance sheet. As of December 31, 1995, accumulated dividends in arrears and redemptions in arrears totalled $79,948,859. If the Merger is approved, the book value per Common share and the results of operations per Common share will be improved. This factor weighed in favor of the proposed Merger.



            4. The potential restrictions on future financing activities imposed by the accumulated dividends on and unpaid partial redemptions of the Preferred Stock, including their effect on the Company's continued listing on the NYSE. Because of the elimination of the accumulated dividends on and unpaid partial redemptions of the Preferred Stock, if the Merger is approved the Company will no longer be below continued listing standards of the NYSE, although the Company will continue to fall below certain original listing standards. This factor weighed in favor of the proposed Merger.



            5. Pending litigation against the Company by certain holders of Preferred Stock. Grace Holdings, L.P., a major holder of Preferred Stock, has agreed to dismiss with prejudice its pending litigation against the Company if the Merger is approved. Similarly, Grace Holdings, L.P., Elliott Associates, L.P., and Lloyd I. Miller III, the three largest Preferred Stockholders, have agreed to not join, participate in nor benefit from litigation commenced against the Company by another holder of Preferred Stock. See, "LEGAL PROCEEDINGS - OTHER LITIGATION." Although the Company believes that this litigation is without merit, this factor weighed in favor of the proposed Merger.



      The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but is believed to include all material factors considered by the Board. In reaching its determination to approve and recommend the Merger, the Board did not formally assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The Board determined that any perceived adverse consequences were outweighed by the long-term positive effects that the Merger will have on the Company's financial condition, net income to Common Shares and continued NYSE listing, each of which were viewed as positive consequences of the proposed Merger. The proposed Merger, and the exchange ratio for Preferred Stock, received the unanimous approval of the Board of Directors, including the three directors elected by holders of Preferred Stock (Messrs. Elvin, Kaback and Stewart).



      As described herein, the exchange ratio for the Preferred Stock was approved by the Board of Directors in its consideration of the Merger, after negotiations between the Company's management and the three largest Preferred Stockholders. The relative market prices of the Common Stock to the Preferred Stock prior to the announcement of the proposed Merger, the liquidation preference of the Preferred Stock and the evaluation of the Company's future prospects were considerations in the determination of the exchange ratio.


      Because of fluctuations in the value of the securities to be issued, the actual value of the securities to be issued may be more or less than the targeted value. Management believes that the three largest Preferred Stockholders, being sophisticated investors, aggressively negotiated on behalf of themselves, and the same benefits are being provided to all holders of Preferred Stock.

BENEFITS OF THE MERGER

      The purpose of the Merger is to convert all of the Company's outstanding Preferred Stock into Common Stock and Warrants to purchase Common Stock. Due to the losses the Company has experienced, the dividends on Preferred Stock have not been declared or paid since December 1990. As a result of the arrearage, the Company has also been prohibited from making annual partial redemptions of 10% of the original issue amount, which were to have begun in July 1991. Currently, accumulated dividends in arrears and redemptions in arrears total $79,948,859. Management and the directors of the Company believe it is in the best interest of the Company, the holders of Common Stock and the holders of Preferred Stock to eliminate the Preferred Stock from the Company's capital structure.


      The proposed Merger will have certain adverse impacts on holders of Common Stock and holders of Preferred Stock.



            1. If the Merger is approved, holders of Common Stock will have their ownership interest in the Company diluted by up to 74.5 million shares, representing approximately 28% of the Common Stock outstanding after the Merger.



            2. Holders of Preferred Stock will receive securities having a combined value less than the current redemption value of the Preferred Stock. Based on the closing price of the Common Stock on February 5, 1996, of $1.75 per share, the total value of the six (6) shares of New Common Stock plus either .9 (9/10) share of New Common Stock or two Warrants each to purchase one share of New

      Common Stock have an estimated value of approximately $12.00 which is 33% below the liquidation preference of $17.89 per share of Preferred Stock at December 31, 1995.



            3. The value of the securities received by holders of Preferred Stock for each share of Preferred Stock held may decrease, despite operation of the adjustment formula. If the average NYSE composite closing price of the Common Stock for the 120 trading days following the Effective Date is less than $1.25, the value of the securities received for each share of Preferred Stock will be lower than $12.00, as the maximum number of Common Shares issuable per Preferred Share, exclusive of shares issuable upon exercise of Warrants or in lieu of Warrants, is 8.4.



      The following benefits are anticipated to result from the Merger:



            1.    Improved book value and earnings to Common Stock.
      Elimination of the Preferred Stock from the Company's capital structure will improve the book value and the results of operations per Common share, by eliminating the annual $10.5 million charge to earnings of the Preferred stock dividend. Additionally, in the period the transaction is effective, it will generate a positive contribution to earnings attributable to Common Stock estimated to exceed $30 million. Additionally, in the period the transaction is effective, it will generate a positive contribution to earnings attributable to Common Stock estimated to exceed $30 million, which is the difference between the carrying value of the Preferred Stock ($81.9 million) plus the amount of cumulative dividends in arrears ($42.6 million) and the aggregate fair value of Common Stock and Warrants, if any, issued (approximately $86 million).



            2. NYSE Listing. The Company has been below continued listing standards at the NYSE for several years, and as a result, in danger of being delisted from the Exchange. Upon completion of this transaction, the Company will no longer be below continued listing standards, although the Company will continue to be below certain original listing standards.



            3. Enhancement of the Company's financial flexibility. By eliminating the $128 million Preferred Stock liquidation preference through this transaction, the Company's balance sheet will be strengthened and its financing alternatives enhanced. For the Company to redeem the Preferred Stock pursuant to its terms would require the issuance of 50% or more shares of Common Stock than anticipated in the proposed transaction.



            4. Greater liquidity and value for Preferred Stockholders. The New Common Stock and Warrants, if selected, to be received by the Preferred Stockholders should enable them to realize greater liquidity and value than the current Preferred Stock provides. Average daily trading volume of the Preferred Stock was approximately 5,500 shares for the first 9 months of 1995 (prior to the announcement of the proposed Merger), compared to the average daily trading volume of approximately 389,000 shares for the Common Stock during the same period.



       Management and the Directors of the Company have determined that it is in the best interest of the Common Stockholders, the Preferred Stockholders, and the Company, to eliminate the Preferred Stock from the Company's capital structure. This will improve the book value per Common share and the results of operations per Common share, while providing the Preferred Stockholders a security with more liquidity than the Preferred Stock. See "CAPITALIZATION" and "COMPARATIVE PER SHARE DATA." Based on the closing price of the Common Stock on February 5, 1996, of $1.75 per share, the total value of six (6) shares of Common Stock plus the option to receive .9 (9/10) share of Common Stock (in lieu of two Warrants), has an estimated value of approximately $12.00, which is 33% below the liquidation preference of $17.89 per share at December 31, 1995. However, it is a 50% premium to the trading price of the Preferred Stock of $8.00 per share immediately prior to the announcement of the Transaction. However, there can be no assurance that the New Common Stock and Warrants will not decline in value. The number of shares of New Common Stock, and the exercise price of Warrants to be issued for each share of Preferred Stock, is subject to adjustment. See "THE MERGER PROPOSAL - CONVERSION OF SECURITIES IN THE MERGER." If the average NYSE composite closing price of the Common Stock for the 120 trading days following the Effective Date is less than $1.25, the value of the securities received for each share of Preferred Stock will be significantly lower, as the maximum number of Common Shares issuable per Preferred Share pursuant to the adjustment formula is 8.4. See "CERTAIN RISK FACTORS - DILUTION, VALUE OF PREFERRED STOCK EXCHANGED."


      In the event that the Merger is not approved by the Company's Common Stockholders and Preferred Stockholders, the Preferred Stock will continue to accrue dividends in arrears. The Company does not know when it will resume the payment of dividends on, and the partial redemption of, the Preferred Stock. At the present time, the Company does not expect to resume payments of dividends until it has earnings sufficient to support such payments. EFFECTIVE DATE OF THE MERGER

      The Merger will become effective immediately upon the filing of a Certificate of Merger in accordance with the Delaware General Corporation Law (the "DGCL") and upon the satisfaction or waiver of the conditions to the Merger (the "Effective Date"). If the Merger Proposal is approved, it is presently contemplated that the Certificate of Merger will be filed, and the Effective Date will occur, on March 29, 1996, or as soon as practicable thereafter as the conditions to the Merger may be satisfied.

MERGER STRUCTURE

      The Merger will be accomplished under the DGCL pursuant to the Merger Agreement by and between the Company and Sunshine Merger Company. Pursuant to the Merger Agreement, the Company will be merged with and into Sunshine Merger Company, with Sunshine Merger Company being the surviving corporation. Upon consummation of the Merger, Sunshine Merger Company will become the successor in interest to the Company in all respects and the name of Sunshine Merger Company will be changed, pursuant to the Merger Agreement, to Sunshine Mining and Refining Company. The Merger Agreement has been approved by each of the Company's and Sunshine Merger Company's Board of Directors and is included as Annex A to this Proxy Statement/Prospectus. The Merger Agreement is incorporated herein in its entirety by this reference.

      Sunshine Merger Company's Board of Directors immediately after the Merger will consist of the persons serving on the Company's Board of Directors immediately prior to the Merger, with the exception of Messrs. Elvin, Kaback and Stewart, who were elected to the Company's Board of Directors by holders of Preferred Stock and who, incident to the elimination of the Preferred Stock, will not be Directors of Sunshine Merger Company. Sunshine Merger Company's executive officers immediately after the Merger will consist of persons serving as the Company's executive officers immediately prior to the Merger in their respective positions. See "DIRECTORS" and "EXECUTIVE OFFICERS." There are no other material contracts between the Company and Sunshine Merger Company other than the Merger Agreement.

CONDITIONS TO CONSUMMATION OF THE MERGER

      Consummation of the Merger is subject to approval by the holders of a majority of the outstanding shares of Existing Common Stock and by the holders of a majority of the outstanding shares of Preferred Stock, and receipt of all orders, consents or approvals, governmental or otherwise, that may be required or advisable. The Company and Sunshine Merger Company believe that no material federal or state regulatory approvals are necessary other than registrations in connection with securities laws.

      Directors, executive officers and their affiliates of the Company own less than one percent (1%) of the outstanding shares of Existing Common Stock and Preferred Stock entitled to vote on the Merger Proposal. All of the shares of New Common Stock outstanding immediately prior to the Merger and entitled to vote on the Merger Proposal are owned by the Company.

      Management believes that all of the conditions precedent to the Merger will be satisfied prior to the anticipated Effective Date.

APPRAISAL RIGHTS

      Pursuant to Section 262 of the DGCL, no holder of the Company's securities will have appraisal rights in connection with the Merger.

SUNSHINE MERGER COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

      Sunshine Merger Company's Certificate of Incorporation contains articles substantially the same as those in the Company's Certificate of Incorporation, with the following exceptions: Article First in the Company's Certificate of Incorporation, as amended, provides that the corporate name is Sunshine Mining and Refining Company, while Article First in Sunshine Merger Company's Certificate of Incorporation provides that the corporate name is Sunshine Merger Company. A copy of Sunshine Merger Company's Certificate of Incorporation is included as Annex B to this Proxy Statement/Prospectus. All summaries of the provisions of that document in this Proxy Statement/Prospectus are qualified by reference to the provisions set forth therein. Upon consummation of the Merger, the name of Sunshine Merger Company, as the surviving corporation, will be changed to Sunshine Mining and Refining Company. The Bylaws of Sunshine Merger Company will be identical to the Company's Bylaws.

      Approval by stockholders of the Merger Proposal also constitutes approval of the Certificate of Incorporation of Sunshine Merger Company.

      The books, records and accounts of the Company, upon consummation of the Merger, will become the books, records and accounts of Sunshine Merger Company.

TERMS OF THE MERGER


      The following is a discussion of the material terms of the Agreement and Plan of Merger (the "Merger Agreement") between the Company and Sunshine Merger Company, a copy of which is attached as Annex A and is incorporated herein by reference. All summaries of the provisions of that document in this Proxy Statement/Prospectus are qualified by reference to the provisions set forth therein.



      Upon approval by the holders of a majority of the outstanding Common Stock and by the holders of a majority of the outstanding Preferred Stock, voting separately as a class, each share of the Company's Existing Common Stock outstanding immediately prior to the Merger will be converted, by reason of the Merger, pursuant to the Merger Agreement and without any action by the holder thereof, into one share of Common Stock of Sunshine Merger Company (the "New Common Stock"). The relative powers, designations, preferences, rights and qualifications of the New Common Stock, as in effect upon consummation of the Merger, will be substantially equivalent in all material respects to the Existing Common Stock so converted. It will not be necessary for holders of Existing Common Stock to surrender or exchange their certificates for new certificates representing New Common Stock.



      The following exchange ratio for the Preferred Stock was determined in arms length negotiations between the Company's management and the three largest Preferred Stockholders. This ratio was approved by the Company's Board of Directors in its consideration of the Merger. The relative market prices of the Common Stock to the Preferred Stock prior to the announcement of the transaction, the liquidation preference of the Preferred Stock and the evaluation of the Company's future prospects by Management, the Board and the three largest Preferred Stockholders were considerations in the determination of the exchange ratio.



      Each share of the Company's existing Preferred Stock outstanding immediately prior to the Merger will be converted, by reason of the Merger and pursuant to the Merger Agreement, upon delivery of the Preferred Stock certificates to American Stock Transfer & Trust Company, New York, New York, (the "Exchange Agent") pursuant to the Transmittal Letter, into six (6) shares of New Common Stock and either an additional .9 (9/10) share of New Common Stock or, at the option of the holder, two (2) Warrants, each to purchase one
(1) additional share of New Common Stock at an exercise price of $1.92. Fractional shares will not be issued. Shares of New Common Stock issued will be rounded-up to the nearest whole number. On the Effective Date, the Preferred Stock of the Company, and the Certificate of Designation, Rights and Preferences governing the same, will be canceled and all dividends, redemption, liquidation and voting rights thereunder will be extinguished and will cease to exist.


      The number of shares of New Common Stock to be issued upon conversion of Preferred Stock is subject to adjustment. If the average closing price of the New Common Stock as reported on the NYSE Composite transactions for the first 120 NYSE trading days after the Effective Date is less than $1.75, then additional shares of New Common Stock will be issued as soon as practical after the end of the 120-trading day period as determined pursuant to the following formula:



                                  $10.50/X - 6
            Where,
            X = Average New Common Stock closing price on NYSE Composite for the first 120 NYSE trading days after the Effective Date; and

            6 =   Common Shares initially issuable per Preferred Share



      In no event will the total number of shares of New Common Stock issuable upon conversion of a share of Preferred Stock, exclusive of shares issuable upon exercise of Warrants or in lieu of Warrants, exceed 8.4.



      The exercise price of the Warrants has been set $1.92 and is subject to adjustment. The Exercise Price will be reset to 110% of the average closing price of the New Common Stock as reported on the NYSE Composite transactions for the first 120 NYSE trading days after the Effective Date if such average price is less than $1.75. The Warrants will expire 5 years from the Effective Date. See "Description of the Warrants."



      In the examples below the initial Common Stock price (used to calculate the initial shares issuable) is assumed to be $1.75. The average trading price of the Common Stock for the first 120 trading days after the merger Effective Date is assumed to be: Example 1 - $1.75; Example 2 - $1.50; Example 3 - $1.25; Example 4 - $1.00.



                                                    EXAMPLE 1     EXAMPLE 2      EXAMPLE 3    EXAMPLE 4
                                                    ---------     ---------      ---------    ---------
              Initial shares issuable                     6             6              6           6
              Initial Warrant exercise price          $1.92         $1.92          $1.92       $1.92
              Additional shares issuable                  0           1.0            2.4         2.4
              Adjusted warrant exercise price         $1.92        $ 1.65         $1.375       $1.10


      All outstanding rights to acquire Existing Common Stock by reason of Warrants, Options, rights to purchase stock, rights to convert other instruments into stock, and options or other rights to acquire any such interest (collectively "Rights") will be converted immediately upon consummation of the Merger, without any action taken by the holder of such Rights and as a matter of law, and pursuant to the documents governing such Rights, into Rights with respect to the same number of shares of New Common Stock and on the same terms and conditions as previously were applicable to such Rights. All pension and employee benefit plans of the Company will continue in effect following the effectiveness of the Merger.


      The following categories of Rights currently exist with respect to the Existing Common Stock: (i) Warrants ($2.12 exercise price) to purchase up to 10,082,750 shares of Existing Common Stock issued under the Warrant Agreement dated as of February 3, 1994, by and among the Company and American Stock Transfer & Trust Company as Warrant Agent; (ii) options to purchase up to 921,000 shares of Existing Common Stock under the Company's 1987 Employee Non-Qualified Stock Option Plan; (iii) options to purchase up to 1,523,500 shares of Existing Common Stock under the Company's 1993 Incentive Stock Option Plan; (iv) up to 915,060 shares of Existing Common Stock issuable upon conversion of the Company's 8-7/8% Convertible Subordinated Debentures. See "DESCRIPTION OF THE WARRANTS"; "CERTAIN RISK FACTORS-NO PRIOR MARKET FOR WARRANTS."

      After effectiveness of the Merger Proposal, each certificate previously representing shares of Common Stock of the Company will automatically represent an equal number of shares of New Common Stock of Sunshine Merger Company.

      IT WILL NOT BE NECESSARY FOR THE HOLDERS OF COMMON STOCK TO
SURRENDER OR EXCHANGE THEIR CERTIFICATES FOR NEW CERTIFICATES REPRESENTING NEW COMMON STOCK IN SUNSHINE MERGER COMPANY.

ALTERNATIVES TO HOLDERS OF PREFERRED STOCK

      Upon consummation of the Merger, holders of Preferred Stock will be allowed the Option of receiving, for each share of Preferred Stock held, six
(6) shares of Common Stock and either .9 additional shares of Common Stock or two Warrants, each to purchase one share of Common Stock at an exercise price of $1.92.


      Upon consummation of the proposed Merger, Holders of the Company's Preferred Stock will receive six (6) shares of New Common Stock for each share of Preferred Stock held, which may be increased to 8.4 shares of New Common Stock for each share of Preferred Stock held pursuant to the adjustment formula based on the average closing price of the New Common Stock immediately after the Merger. In addition,each holder of Preferred Stock will receive, for each share of Preferred Stock held, a choice to receive either two Warrants to purchase New Common Stock or an additional .9 shares of New Common Stock. The exercise price of the Warrants is subject to adjustment pursuant to the formula. See, "DESCRIPTION OF THE WARRANTS."



      A Preferred Stockholder's decision whether to receive two Warrants or .9 additional share of New Common Stock should be made after consideration of the differences between the alternatives. Among those differences, holders of Preferred Stock electing to receive .9 shares of New Common Stock, in lieu of two Warrants, will not benefit from any subsequent reduction in the exercise price of the Warrants pursuant to the adjustment formula. However, because a market for the Warrants does not currently exist, holders electing to receive two Warrants will bear the risk that a trading market in the Warrants may not develop. In addition, the Warrants represent only a right to purchase Shares of New Common Stock at a predetermined price, and do not entitle the holder to exercise the rights of a holder of Common Stock, including the right to vote at meetings of stockholders. Should the price of the New Common Stock decline after the expiration of the adjustment period, the market for the Warrants may deteriorate. Unexercised Warrants will expire, unless previously exercised, on the fifth anniversary of the Effective Date; the .9 shares of Common Stock have no such risk of expiration. Although it is estimated that the value of the two Warrants will approximately equal the value of .9 shares of New Common Stock, this estimate is based on the price of the Company's existing warrants ($2.12 exercise price). The actual value of the Warrants to be issued upon exchange of Preferred Stock may be higher or lower, and may vary from the value of .9 shares of New Common Stock.


EXCHANGE OF PREFERRED STOCK CERTIFICATES

      Following the Merger, Sunshine Mining and Refining Company will furnish a letter of transmittal to stockholders for use in exchanging their Preferred Stock certificates (each a "Letter of Transmittal"), which will contain instructions with respect to the surrender of Preferred Stock certificates, and the Distribution of New Common Stock certificates and, if selected, Warrant certificates to holders of Preferred Stock. Holders of the Company's Preferred Stock should send in certificates with the Letter of Transmittal.

      The Company's stockholders who fail to exchange their Preferred
Stock certificates after the Effective Date by surrendering such certificates, together with a properly completed Letter of Transmittal, to the Exchange Agent, will not receive their New Common Stock and Warrants until such time as their existing certificates are later surrendered to the Exchange Agent for transfer, accompanied by such instruments of transfer and supporting evidence as Sunshine Merger Company may reasonably require. No interest will accrue or be payable with respect to any dividends or distributions retained on unissued New Common Stock certificates. On the Effective Date, public trading of Preferred Stock will cease.

      On the Effective Date, holders of certificates representing
Preferred Stock will cease to have any rights with respect to such shares and each such certificate will be deemed for all corporate purposes to evidence only the right of holders of Preferred Stock to receive New Common Stock and, if selected, Warrants for which such shares may be exchanged. The stock transfer books of the Company will be closed at the close of business on the business day immediately preceding the Effective Date, and the holders of record of Preferred Stock as of the Effective Date will be the stockholders entitled to exchange their shares of Preferred Stock for shares of New Common Stock and Warrants, as provided in the Merger Agreement. No transfer or assignment of any shares of Preferred Stock will take place after the Effective Date until the certificates for such shares are exchanged pursuant to the Merger Agreement. In the event of a transfer of ownership of any such shares which is not registered in the stock transfer records of the Company, no shares of New Common Stock exchangeable for such shares will be issued to the transferee until the certificate or certificates representing such transferred shares are delivered to the Exchange Agent together with all documents required to evidence and effect such transfer. In addition, it will be a condition to the issuance of any certificate for any shares of New Common Stock in a name other than the name in which the surrendered Preferred Stock is registered that the person requesting the issuance of such certificate either pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate of New Common Stock and, if selected, Warrant certificate in a name other than the registered holder of the certificate surrendered, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

      In no event will the Exchange Agent, the Company or Sunshine
Merger Company be liable to any holder of Preferred Stock for shares of New Common Stock, or dividends or distributions thereon, or Warrants, delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law. All shares of New Common Stock and Warrants issued upon the surrender of shares of Preferred Stock shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Preferred Stock.

                          DESCRIPTION OF THE WARRANTS

      The Warrants are to be issued under a Warrant Agreement (the
"Warrant Agreement") between Sunshine Merger Company and American Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent"). The following summaries of certain provisions of the Warrant Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Warrant Agreement, a copy of which may be obtained from Sunshine Merger Company.

GENERAL

      Each Warrant will entitle the holder thereof to purchase one share of New Common Stock at an exercise price (the "Exercise Price") equal to $1.92, subject to adjustment to 110% of the average closing price of the New Common Stock as reported on the NYSE Composite Transactions for the first 120 NYSE trading days after the Effective Date, if such average price is less than $1.75. The Warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the Effective Date (the "Expiration Date"). The Warrants are exercisable at any time after issuance and will be immediately transferable separately from the New Common Stock.

      Sunshine Merger Company anticipates that the Warrants will trade on the NNM under the symbol "SILVZ." See "CERTAIN RISK FACTORS-NO PRIOR MARKET FOR WARRANTS." American Stock Transfer & Trust Company is the transfer agent for the Warrants.

EXERCISE OF WARRANTS

      Warrants may be exercised by tendering the aggregate Exercise
Price and any other amounts required to be paid under the Warrant Agreement and surrendering to the Warrant Agent a Warrant certificate with the form of election to purchase the New Common Stock, duly completed and signed by the registered holder or such holder's duly appointed legal representative or by a duly authorized attorney. Upon surrender of a Warrant certificate for exercise, the Warrant Agent will deliver or cause to be delivered, to or upon the written order of the holder, certificates representing the shares of New Common Stock issued upon the exercise of the Warrants, together with Warrant certificates evidencing any Warrants not exercised. No fractional shares will be issued upon exercise of Warrants.

      Certificates for the Warrants will be exchangeable without service charge for similar certificates of different denominations at the office of the Warrant Agent maintained for that purpose. Sunshine Merger Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

      Sunshine Merger Company has authorized and reserved for issuance such number of shares of New Common Stock as shall be issuable upon the exercise of all outstanding Warrants. Such shares of New Common Stock, when issued, will be validly issued, fully paid and nonassessable.

OTHER PROVISIONS

      The number of shares of New Common Stock issuable upon the exercise of each Warrant is subject to adjustment in the event Sunshine Merger Company pays a dividend on its New Common Stock in New Common Stock, subdivides its outstanding shares of New Common Stock into a greater number of shares, combines its outstanding shares of New Common Stock into a lesser number of shares, or issues by reclassification of its New Common Stock any other shares of its capital stock. Sunshine Merger Company may, at its option, increase the number of shares purchasable upon exercise of the Warrants by any amount and for any period of time or reduce the exercise price by any amount and for any period of time (provided that such period is not less than 20 business days). In case of consolidation, merger or sale of all or substantially all of the assets of Sunshine Merger Company, the holder of each outstanding Warrant shall have the right to exercise such Warrant for the kind and amount of securities, cash or other assets, if any, receivable by a holder of the number of shares of Common Stock into which such Warrants were exercisable immediately prior thereto.

                              ACCOUNTING TREATMENT

      The Merger will be accounted for as a reorganization of entities under common control and, accordingly, the consolidated assets, liabilities, stockholders' equity and results of operations will not be affected. See "CAPITALIZATION."

                        FEDERAL INCOME TAX CONSEQUENCES

      The Company has received an opinion from Hawley Troxell Ennis &
Hawley regarding the material Federal income tax consequences of the Merger, which is summarized below, these consequences will be different depending on whether the holder of Preferred Stock receives in exchange solely New Common Stock or receives both New Common Stock and Warrants pursuant to the Merger.

      This discussion is based on the provisions of the Internal Revenue
Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this Proxy Statement/Prospectus. Such laws or interpretations may differ at the Effective Time or thereafter. The effectiveness of the Merger is not conditioned upon the receipt of any ruling from the Internal Revenue Service.

CONSEQUENCES TO HOLDERS OF PREFERRED STOCK RECEIVING SOLELY NEW COMMON STOCK.

      If the holder of Preferred Stock chooses to receive only New
Common Stock in exchange for such Preferred Stock, the following tax consequences will result, unless the holder is deemed to be in constructive receipt of new Warrants in Sunshine Merger Company:

      1. The Merger will be treated as a reorganization under Section 368(a) of the Code.

      2. The holder of Preferred Stock will recognize no loss on the exchange of such holder's Preferred Stock for New Common Stock. Except to the extent explained in paragraph 3 below, the holder of Preferred Stock will recognize no gain on the exchange of such holder's Preferred Stock for New Common Stock.

      3. The amount by which the fair market value of the New Common Stock received in the exchange exceeds the issue price (fair market value at time of original issuance) of $7.625 of the Preferred Stock given up in the exchange will be deemed a distribution to which Section 301 of the
      Code applies (the "Deemed Distribution").(1)   The Deemed Distribution
      will be treated as a return of the holder's adjusted tax basis in such holder's Preferred Stock.(2) To the extent the Deemed Distribution exceeds the holder's adjusted tax basis, the holder will recognize a gain from the sale or exchange of property.(3)

      4. The holder's tax basis in the New Common Stock received in exchange for Preferred Stock will be made up of two portions. First, the tax basis in the Deemed Distribution portion of the New Common Stock received will be equal to the amount of such Deemed Distribution. Second, the holder's tax basis in the remaining portion of the New Common Stock received will be the same as the holder's adjusted tax basis in the Preferred Stock given up in the exchange, reduced by the amount of the Deemed Distribution (but in no event less than $0).

      5. The holder of New Common Stock received in exchange for Preferred Stock will have two separate holding periods for such New Common Stock. First, the holder will have a new holding period as of the Effective Date of the Merger for the Deemed Distribution portion of the New Common Stock received. Second, the holder holding period in the remaining portion of the New Common Stock received will include the holder's holding period in the Preferred Stock given up by such holder in the exchange, provided the Preferred Stock was held by such holder as a capital asset at the time of the Merger.

      If a holder of Preferred Stock is deemed to have chosen to receive both New Common Stock and Warrants in exchange for such Preferred Stock under constructive receipt principles, then the tax consequences discussed in the following section would apply and the holder would be deemed to have purchased additional New Common Stock with the new Warrants.

CONSEQUENCES TO HOLDERS OF PREFERRED STOCK RECEIVING BOTH NEW COMMON STOCK AND WARRANTS.

      If the holder of Preferred Stock chooses to receive both New Common Stock and Warrants in exchange for such Preferred Stock, the following tax consequences will result:

      1. The Merger will be treated as a reorganization under Section 368(a) of the Code.

      2. The holder of Preferred Stock will recognize no loss on the exchange of such holder's Preferred Stock for New Common Stock and Warrants.

      3. If a holder of Preferred Stock has an adjusted tax basis in such stock that is less than the fair market value of the New Common Stock and Warrants such holder receives in exchange for each share of Preferred Stock, such holder will realize a tax gain in the amount of the difference, computed on a per share basis. However, such gain realized per share of Preferred Stock exchanged that is recognized and reportable by such holder is limited to the fair market value of the Warrants





__________________________________

     (1) The Deemed Distribution is generally limited to the extent of the Preferred Stock Dividends in arrears, which is, as of December 31, 1995, $5.95.

     (2) The Deemed Distribution is treated as a dividend, reportable as ordinary income, from the Company to the extent of the Company's earnings and profits available for distribution. Because the Company has no accumulated earnings and profits and anticipates no distributable earnings and profits for the 1995 tax year, the Deemed Distribution should not be treated as a dividend.

     (3) The Company made distributions to the holders of Preferred Stock in 1985, 1986, 1987, 1988, 1989, and 1990. Except for the
            distribution in the year 1989 (when the Company had distributable earnings and profits), the adjusted tax basis in the Preferred Stock would be reduced for holders who received these distributions.

      received in the exchange. The holder of Preferred Stock with an adjusted tax basis in such stock that is equal to or greater than the estimated fair market value will recognize no gain on the exchange of such holder's Preferred Stock for New Common Stock and Warrants.

      4. The amount by which the fair market value of the New Common Stock and Warrants received in the exchange exceeds the issue price (fair market value at time of original issuance) of $7.625 of the Preferred Stock given up in the exchange will be deemed a distribution to which
      Section 301 of the Code applies (the "Deemed Distribution"). The Deemed Distribution will be treated as a return of the holder's adjusted tax basis in such holder's Preferred Stock. To the extent the Deemed Distribution exceeds the holder's adjusted tax basis, the holder will recognize a gain from the sale or exchange of property (refer to footnotes 1, 2 and 3 in the prior section for a more complete explanation).

      5. A holder's tax basis in the New Common Stock received in exchange for Preferred Stock will be made up of two portions. First, the tax basis in the Deemed Distribution portion of the New Common Stock received will be equal to the amount of such Deemed Distribution.
      Second, the holder's tax basis in the remaining portion of the New Common Stock received will be the same as the holder's adjusted tax basis in the Preferred Stock given up in the exchange, increased by the amount of the gain such holder recognizes as a result of the exchange (as explained in paragraph 3, above), and decreased by both the amount of the Deemed Distribution and by the fair market value of the Warrants received by the holder in the exchange (but in no event less than $0). The holder's adjusted tax basis in the Warrants received in the exchange will be the fair market value of the Warrants at the time of the Merger.

      6. The holder of New Common Stock received in exchange for Preferred Stock will have two separate holding periods for such New Common Stock. First, the holder will have a new holding period as of the Effective Date of the Merger for the Deemed Distribution portion of the New Common Stock received. Second, the holder's holding period in the remaining portion of the New Common Stock received will include the holder's holding period in the Preferred Stock given up by such holder in the exchange, provided the Preferred Stock was held by such holder as a capital asset at the time of the Merger. The holder will also receive a new holding period as of the date of the Merger for the Warrants they receive in the exchange.

CONSEQUENCES TO HOLDERS OF THE COMPANY'S COMMON STOCK.

      No gain or loss will be recognized by the holder of Common Stock of the Company as a result of the conversion of such shares for New Common Stock pursuant to the Merger. The holder's tax basis and holding period in the New Common Stock received in exchange for the Company's Common Stock will be the same as the holder's adjusted tax basis and holding period in the Company's Common Stock given up in the exchange.

CONSEQUENCES TO HOLDERS OF THE WARRANTS TO PURCHASE EXISTING COMMON STOCK.

      Subject to the discussion in the following paragraph, the conversion of any Warrants to purchase Existing Common Stock in the Company that were issued before the Merger ("$2.12 Warrants") for converted warrants in Sunshine Merger Company, and that have an adjusted tax basis equal to or less than the fair market value of the converted warrants, will be treated as a taxable exchange separate from the Merger. The holder of $2.12 Warrants will recognize gain to the extent that the fair market value of the converted warrants exceeds the holder's adjusted tax basis in the $2.12 Warrants. The holder's tax basis in the converted warrants will be the fair market value of such converted warrants as of the Effective Date of the Merger. The holder will also receive a new holding period for such converted warrants as of the Effective Date of the Merger. The conversion of $2.12 Warrants in the Company for converted warrants in Sunshine Merger Company, and which have an adjusted tax basis more than the fair market value of the converted warrants, will result in a realized loss. However, the holder of the $2.12 Warrants, except for certain dealers in stocks and securities, will be prohibited from recognizing such loss. The holder's tax basis in the converted warrants will be the adjusted tax basis in the $2.12 Warrants adjusted for differences, if any, between the fair market value of the $2.12 Warrants and of the converted warrants as of the Effective Date of the Merger. The holder's holding period in the converted warrants will include the holder's holding period in the $2.12 Warrants given up by such holder in the exchange, provided the $2.12 Warrants were held by such holder as a capital asset at the time of the Merger.

      If it was determined that the converted warrants do not differ materially in either kind or extent from the $2.12 Warrants, then the holder would have no recognizable gain or loss on the exchange and the holder's tax basis and holding period in the converted warrants would be the same as the holder's adjusted tax basis and holding period in the $2.12 Warrants.

CONSEQUENCES TO THE COMPANY

      The Company will not recognize gain or loss upon the transfer of its assets to Sunshine Merger Company pursuant to the Merger, and Sunshine Merger Company will not recognize gain or loss on the receipt of the Company's assets and Sunshine Merger Company's assumption of the Company's liabilities. The tax basis of the Company's assets acquired by Sunshine Merger Company will be the same as the basis of those assets in the Company's hands immediately prior to the Merger, and the Sunshine Merger Company's holding period will include the Company's holding period with respect to the assets.

      The above discussion does not include any state, local and foreign tax consequences, and does not specifically address the Federal income tax consequences to the shareholders other than individual United States citizens who hold the Company's securities as a capital asset. This discussion is for general information only, and each shareholder should consult with his or her own tax advisor as to the consequences of the Merger.

                            SUNSHINE MERGER COMPANY

      Sunshine Merger Company, a corporation organized under the laws of the State of Delaware, is a wholly owned subsidiary of the Company created specifically for the purpose of effectuating the Merger. Upon consummation of the Merger, the business, properties, assets, liabilities and capital structure of Sunshine Merger Company will be substantially identical to that of the Company, with the exception that the Preferred Stock of the Company will have been retired in its entirety, and approximately 50.1 to 56.6 million shares of New Common Stock will have been issued to retire the Preferred Stock. Up to 10 million additional shares of New Common Stock may be issuable depending on the average closing price of New Common Stock as reported on the NYSE Composite transactions for the 120 NYSE trading days immediately following the Effective Date. Also, up to an additional 14,337,372 million shares of New Common Stock may be issuable upon exercise of up to 14,332,372 newly issued Warrants. On the Effective Date, the name of Sunshine Merger Company will be changed to Sunshine Mining and Refining Company. See "The Merger Proposal."

      Pro forma and comparative financial information regarding Sunshine Merger Company and its consolidated subsidiaries giving effect to the Merger, and reflecting the issuance of additional New Common Stock and the elimination of the Preferred Stock and its attendant redemption and accrued dividend obligations, is set forth below. Immediately following the consummation of the Merger, the consolidated financial statements of Sunshine Merger Company will be the same as the consolidated financial statements of the Company immediately prior to the Merger, except as changed incident to the issuance of additional New Common Stock and Warrants, and the elimination of the Preferred Stock. See "CAPITALIZATION" AND "COMPARATIVE PER SHARE DATA."

                      SUNSHINE MINING AND REFINING COMPANY

BUSINESS.

GENERAL

      Sunshine, through its principal subsidiary, Sunshine Precious Metals, Inc. ("SPMI"), owns and operates the Sunshine Mine located in the Coeur d'Alene Mining District near Kellogg, Idaho. The Sunshine Mine began operations in 1884 and has produced in excess of 340 million ounces of silver since that time. The mine also produces significant amounts of copper, lead and antimony as by-products. The Sunshine Mine and Refinery Complex consists of the Sunshine Mine, a 1,000-ton-per-day concentrator, an antimony refinery, a silver refinery and associated facilities. These facilities form an integrated operation which can produce refined silver with 99.99% purity. The silver refinery has a capacity to recover up to 8 million ounces of silver and 4 million pounds of copper annually.

      SPMI estimates that, as of January 1, 1995 the proven and probable ore reserves at the Sunshine Mine were 1,320,600 tons of ore, at a weighted average grade of 21.8 ounces per ton silver, containing 28,836,500 ounces of silver of which SPMI's share is approximately 97%. Significant portions of the Sunshine Mine remain unexplored and undeveloped, and the Company is presently actively exploring one such area, the West Chance.

      The Company's earnings are directly related to the price of silver, which has been depressed since 1985. As a result, the Company has reported operating losses and negative cash flow from operations for the last ten years. In response to low silver prices, in June 1991 the Company curtailed its annual silver production from approximately 1,000 tons of ore per day to approximately 450-500 tons of ore per day. At low silver prices, curtailed operations result in lower aggregate operating losses and cash requirements than either full operations or the maintenance and holding costs associated with a complete mine shutdown. However, production costs per ounce of silver increased as a result of the curtailment.

       The Company is actively exploring to develop new production sources to achieve positive earnings and cash flow. As a result of exploration of previously undeveloped areas of the Sunshine Mine and the successful testing of a trackless mining method in the Sunshine Mine, the Company has recently accelerated its development program at the Sunshine Mine, and is planning to return the mine to full production by the end of 1996. The Company has also initiated exploration programs at other locations than the Sunshine Mine in an attempt to develop new sources of reserves and cash flow. As a result, the Company is presently active in exploration projects in Argentina, Peru, Colorado, and Arizona. Of particular significance is the Company's recent acquisition of the Pirquitas property in Argentina for $1.7 million.

      Exploration at its Sunshine Mine is currently focused on an area called the West Chance, where the Company has identified at least two new vein systems. Prior to June, 1995, the Company had drifts on four levels in various stages of completion, from which it is conducting an extensive drilling program to better delineate the ore bodies.


       In June of 1995, because of encouraging results from exploration work in the area, the Company decided to accelerate the pace of exploration work by commencing two new exploration drifts and more than doubling the rate of diamond drilling. The present status of the West Chance project is described in detail in the map inset in the prospectus cover. The total proven and probable reserves developed to date in the West Chance area total 192 thousand tons at an average grade of 23 ounces per ton, containing a total of 4.4 million ounces of silver. Only a small portion of the potential ore body has been explored at this time.


      The Company has successfully tested the potential to introduce trackless mining methods using diesel powered equipment in the development and stoping (ore-extraction) operations at the Sunshine Mine. Through the use of specially built low profile front-end loaders, certain ore reserves can now be accessed and mined more productively at lower cost than the Company's traditional mining methods.

      As a result of the demonstrated success of these front-end loaders, commonly referred to as LHD (load-haul-dump) units, and the expected additions to production from the West Chance area in 1996, the Company anticipates silver production to increase from approximately 1.7 million ounces in 1995 to between
2.7 and 3.2 million ounces in 1996.

      The Company is also studying the potential for the LHD units supporting various trackless mining methods to allow for the economic reopening at current silver prices of the presently inactive eastern portion of the Sunshine Mine. Production was curtailed in this portion of the mine in June of 1991 when the Company went to its reduced operating plan.

      The Company is also actively engaged in exploration in Argentina and Peru, as well as in other parts of the United States. Argentina is a highly prospective geologic region, which, due to political and economic problems in this century, has not had the necessary investment in exploration to fully evaluate its mineral potential. Peru, a major mining area since colonial times, had until recent years seen investments in mine maintenance and development decline due to political and economic chaos. Both countries are presently actively pursuing foreign investment, particularly in mining, and have apparently stable, democratically elected governments. The Company has recently opened exploration and development offices in Mendoza, Argentina and in Lima, Peru.

       In Argentina, the majority of the Company's exploration will be of a "grass roots" nature. In Peru, many previously nationalized properties are being returned to the private sector through a privatization process. The Company will be actively participating in future privatizations in Peru. In addition, the Company believes its metallurgical technology may have application in Peru to restart certain inactive properties whose ores contain elevated levels of arsenic and antimony.

       On March 9, 1994, the Company completed a Rights Offering to holders of Common Stock, pursuant to which shareholders received one Right for each 17 shares of Common Stock held of record on February 7, 1994. Each Right entitled the holder to purchase a Unit consisting of two shares of Common Stock and one warrant to purchase an additional share of Common Stock. Each warrant entitles the holder to purchase one share of Common Stock at a price of $2.12. The warrants will expire on March 9, 1999, and are callable by the Company at any time after March 9, 1996, at a price of $.50 each.

      A total of 10.1 million Rights were exercised at a price of $3.08 each, resulting in net proceeds from the offering of approximately $30 million. As a result of the Rights Offering, the Company issued 20.2 million new shares of Common Stock and 10.1 million warrants to purchase Common Stock. See "MANAGEMENT'S DISCUSSION AND ANALYSIS - LIQUIDITY AND CAPITAL RESOURCES."

      For information regarding Sunshine's business, certain classes of products or services and sales to certain significant customers of Sunshine, see Notes 13 and 14 of Notes to Consolidated Financial Statements included elsewhere herein.

SILVER SUPPLY, DEMAND, AND PRICES

      According to studies published by the Silver Institute in its World Silver Survey and/or by CPM Group (precious metal industry consultants), approximately 837 million ounces of silver surplus to the market's needs were generated in the period from 1979 to 1989. These surpluses were generated in response to high silver prices, which, in constant 1994 dollars, averaged approximately $18.38 per ounce in the eleven year period from 1974 to 1984, inclusive. As a result, demand for silver dropped significantly, and supplies increased during the period, resulting in production of surplus silver. However, according to these same sources, since 1990 demand for silver has exceeded supply, with the surplus silver generated previously available to supply the market's needs. This availability has contributed to the continuing low price of silver, which, for the ten years from 1985 through 1994 averaged, in constant 1994 dollars, approximately $6.44, and in the five years ending 1994 averaged approximately $4.73 in constant 1994 dollars.

      According to industry data, the cumulative deficits in the silver market from 1990 to 1994 has totaled approximately 400 million ounces, with projections for the deficit in supplies to the market to continue. The deficit in 1994 has been estimated at between 150 to 220 million ounces by various industry sources, and the projection for the 1995 deficit is in the same range. This data suggests to the Company that, if deficits to the market continue in the 150 million ounce per annum range, the cumulative deficit since 1990 would approximately equal the 837 million ounce surpluses previously generated by approximately the fourth quarter of 1997.

      The Company believes that as the silver market approaches this point, it will be more difficult for the deficits which are being accumulated to be supplied from above-ground stocks, and that the silver price will be forced to increase in response, and that such an increase could be significant.

OPERATIONS

THE SUNSHINE MINE AND REFINERY COMPLEX

      The Sunshine Mine and Refinery Complex located in the Coeur d'Alene Mining District near Kellogg, Idaho, is comprised of the Sunshine Mine, a 1,000-ton-per-day concentrator, an antimony refinery, a silver refinery and associated facilities. The facility is an integrated operation which can produce refined silver with 99.99% purity.

      SPMI owns substantially all of the mining claims comprising the Sunshine Mine. Electrical power from a local utility is utilized in the Sunshine Mine and Refinery Complex. The facilities are in good and operable condition. Access to the property is by paved roads maintained by the county.

       The Sunshine Mine is a primary silver-producing underground mine which began operations in 1884 and has produced approximately 340 million ounces of silver since that time. Mining operations are currently focused at depths from 3,100 feet to 4,600 feet although the Mine's workings extend to 5,600 feet.

      The ore extracted from the Sunshine Mine is introduced to the 1,000-ton-per-day flotation concentrator, where a high-grade silver concentrate is produced and transferred to the antimony refinery for antimony removal.

      After antimony removal, the concentrate can be either transferred to the silver refinery for recovery of silver and copper, or sold to a commercial smelter. Factors which influence the Company's decision to refine its products internally or sell them to a smelter include levels of production, costs of reagents and available smelter contract terms. The refinery was designed and built to recover up to 8.0 million ounces of silver from concentrates annually. The refinery has also processed dore' metal (an impure alloy of silver, gold and other metals) produced by third parties. The refinery produced approximately 2.7 and 2.5 million ounces of fine silver in 1994 and 1993, respectively, including approximately 813,000 and 426,000 ounces of custom material. As a result of the low level of through-put in recent years, the silver refinery operations have become less efficient than optimum. Therefore, the Company in 1995 temporarily suspended operations at the silver refinery until higher levels of through-put are achievable either through increased production from the Sunshine Mine or through the reopening of other mines in the district. Until the refinery reopens, the Company will sell its silver-copper concentrates to a nearby smelter for processing. This change is not expected to have a material impact on the Company's results of operations or cash flows.

      To minimize cash used by operations, the Sunshine Mine adopted a curtailed operating plan on June 1, 1991, reducing annual production from approximately 1,000 tons per day to approximately 450-500 tons per day. At present silver prices, curtailed mining operations result in lower aggregate operating losses and cash requirements than either full operations or maintenance and holding costs associated with a complete mine shutdown.

       Ore and metals produced during 1994 and 1993 were as follows:

                                                                           1994              1993
                                                                           ----              ----

             Tons of Ore  . . . . . . . . . . . . . . . . . . . . .        107,056          100,441
             Metals Recovered:
                  Ounces of Silver  . . . . . . . . . . . . . . . .      2,079,290        2,298,155
                  Pounds of Copper  . . . . . . . . . . . . . . . .        826,058          770,616
                  Pounds of Antimony  . . . . . . . . . . . . . . .        474,271          587,137

      These metals were recovered from ore containing an average of 20.08 and
23.49 ounces of silver per ton, in 1994 and 1993, respectively. Production levels in 1993 and in 1994 were adversely affected by rock burst activity in areas of major production.

      Proven and probable ore reserves at the Sunshine Mine, as estimated by its in-house technical personnel at January 1, 1995, were as follows:(1)

             Tons of Ore  . . . . . . . . . . . . . . . . . . . . . . . . . .       1,320,600
             Metals Contained:
                  Ounces of Silver  . . . . . . . . . . . . . . . . . . . . .      28,836,500
                  Pounds of Copper  . . . . . . . . . . . . . . . . . . . . .      10,762,600

______________
(1) Includes mining dilution but is not reduced for estimated metallurgical recovery of 97%.

      The weighted average ore grades are 21.8 ounces per ton silver and .4% copper.

      The Sunshine Mine accounted for all of the Company's 1993, 1994 and 1995 silver production, and approximately 85% of the Company's silver reserves at December 31, 1995. See Note 14 of Notes to Consolidated Financial Statements included elsewhere herein.

EXPLORATION ACTIVITIES AT THE SUNSHINE MINE

      Significant portions of the Sunshine Mine remain unexplored and undeveloped. Accordingly, given the nature of the mine's ore bodies, it is believed that the proven and probable reserves set forth above do not necessarily represent all of the economic mineralization (ore) which may be recovered from the mine.

      Historically, the largest ore bodies discovered in the Sunshine Mine have been the Sunshine and Chester Vein systems, which have produced a total of 205 million ounces. Three other major veins have produced approximately 60 million ounces. Production from some of these areas began as early as 1884 and all still contain ore reserves, some of which are being mined today.

      The Company's geologic staff has analyzed the unexplored areas of the Sunshine Mine which contain geologic characteristics analogous to the Sunshine and Chester Vein systems and therefore offer the highest probabilities for similar major discoveries. These projects included an analysis of structural and stratigraphic controls responsible for developing the silver-rich tetrahedrite siderite veins.

      As a result, current exploration activity is focused on the West Chance area, which offers potential for developing significant new ore reserves as it is a large mineralized structure in a geologic environment analogous to the Sunshine and Chester Veins.

      The West Chance area exploration program is primarily being carried out from the underground workings. The West Chance vein was initially delineated by drifting operations on the 4200 Level between March 1992 and May 1993. The 4200 Level drift was advanced nearly due west from the mine's No. 12 shaft for a distance of 3,550 feet, exposing a heavily mineralized siderite vein in excess of 800 feet in length in a previously unexplored area of the Sunshine Mine. Core drilling from stations south of the drift established vein continuity above, as well as below the 4200 Level. The exploration program has expanded to five additional Levels beyond the 4200 Level and continues to delineate the vein system between 2700 and the 4600 Levels. The 4400 and 4600 Levels' exploration activity consists of advancing lateral drifts in the walls of the vein west from 12 Shaft, providing drilling platforms for delineating the vein systems on these Levels. Drifting west from the Jewell Shaft on 3700, 3100, and 2700 Levels provides direct access to the vein system on these mine Levels.

      Parallel and adjacent to the West Chance structure is a footwall vein system which includes the `413 Vein' and `140 Vein' reserve blocks, which are being developed on the 4400 and 4600 levels. A stope, 44-CF2, was developed and mining began in early 1994 on the "140 Vein" reserve block above the 4400 Level. Currently, an intermediate stope drift (I-drift) on the "413 Vein," has exposed two very high-grade veins above the 4400 Level and below the 4200 Level. This I-drift from the 44-CF4 raise has delineated an ore body consisting of a narrow vein system with vein widths from a few inches to nearly two feet. To date, the vein averages 0.75 feet wide, with an average assay of 412 ounces silver per ton across the vein width and has been extended to 290 feet in strike length. Reserves in the 44-CF4 are estimated to be 598,000 ounces, contained in 13,500 tons at an average grade of 44 ounces per ton.

      The 3100 level drift, commenced in the latter part of 1993, has presently been driven 2800 feet and remains 575 feet from the Sunshine Mine western property boundary. Two stopes, 31-E9 and 31-E10, have been developed and commenced production in September and November, 1995. Close spaced (less than 50 feet c-c) core drilling of the E10 ore block and initial I-drifting of the E9 block has delineated an ore reserve of 101,000 tons containing 2,143,000 ounces of silver with an average grade of 21.2 ounces per ton.

      Two drill stations have been constructed on the 3100 Level, and drilling from these stations above and below the level is continuing.

      Two new exploration drifts on the 2700 foot and 3700 foot Levels were commenced in July/August of 1995. A long- range drill station has been established on the 3700 Level, and drilling commenced in November, 1995. Based on values recovered from drill intercepts (see map insert in prospectus cover) and the demonstrated success of LHD mining methods, the Company expects significant production increases in the 2700 Level and 3700 Level upon the completion of the drifts and ramp development in late 1996 and early 1997.

      The Company has also commenced core drilling from the surface into the West Chance to determine if the vein extends into the areas nearer the surface. To date, no mineralization in the West Chance area has been encountered in this effort.

      At September 30, 1995, total reserves added by the Company's efforts in the West Chance area total approximately 3.4 million ounces of proven and probable silver with mine grades of 22.5 ounces of silver per ton of ore (net of 178,000 ounces mined in 1994 and 269,000 mined in 1995).

      Although the Company's drilling program and drifting operations have yielded encouraging results to date, including samples containing significant ore concentrations, the Company's exploration program in the West Chance area is still considered to be in the preliminary stage. No assurance can be given that significant ore bodies of a consistent high grade will be discovered and available for profitable commercial production.

OTHER EXPLORATION PROJECTS

PIRQUITAS


      The Company acquired the Pirquitas property, located in the Jujuy province of northwest Argentina, in November, 1995 for $1.7 million. Pirquitas is Argentina's largest historic producer of silver and tin, producing 27 million ounces of silver and 20 thousand tonnes of tin from its underground workings from 1936 to 1990. Historic production was confined to a system of closely-spaced sheeted veins. The property has been inactive since 1990.

      The Company has obtained data prepared by a third-party geologist in 1992 which indicates the property could host a vein and disseminated resource totalling 35 million tonnes with grades ranging between 120 to 180 grams per tonne silver and 0.2 and 0.4% tin. This indicates total contained metal of between 134 million to 202 million ounces of silver, and 154 to 308 million pounds of tin. The data also indicates that the limits of the deposit have not yet been defined.

      Immediate plans are being made to verify and, if possible, expand the above resource potential. The Company's plans for the property include drilling the property from the surface in a 7000 meter drilling program that is expected to be completed in the first quarter of 1996. If the results of the drilling is positive, after dewatering the underground workings, the Company will conduct an underground program of resampling to verify the work which was the source of the resource estimate cited above, and core drilling from underground to attempt to further delineate the deposit.

      The Company also expects to conduct metallurgical testing on sample material recovered from underground. Additional work is planned to determine optimum extraction methods, but Sunshine anticipates that, should development proceed, it could develop the deposit using low cost open pit methods. A significant amount of work remains to define processing economics and determine if the material can be recovered economically.

      The Pirquitas property will receive the bulk of the Company's exploration emphasis away from the Sunshine Mine in 1996, with a budget of approximately $2 million allocated to evaluate the property.

REVENUE-VIRGINIUS

      The Revenue-Virginius project is located eight miles southwest of the town of Ouray in southwestern Colorado. Primarily an underground silver property, it also contains values in gold, base metals and antimony in narrow veins in volcanics. Sunshine controls the property by virtue of a mining lease which calls for minimal property payments and work commitment, with a sliding scale net smelter revenue royalty to the owner based on silver price. The property currently reports a reserve of over five million ounces of silver, with excellent potential existing for expanding this figure.

ZEBRA

      The Zebra project is located a few miles east of the historic mining town of Tombstone in southern Arizona. The property is a gold exploration project with widespread, anomalous gold values of the surface. The main target here is a sediment-hosted gold deposit lying at moderate depths. The project, which is on State lease land, is a 50-50 joint venture with an industry partner and calls for Sunshine to spend not less than $300,000 in exploration at the project over the three years commencing 1995 in order to maintain its interest in the project. Sunshine has the option to discontinue work at any time and drop its interests in the property. Sunshine plans to drill the property in the near future.

MISHKI

      Sunshine was recently chosen as the successful bidder on the Mishki property, located about 115 miles northwest of Arequipa in Southern Peru. Mishki is a former producing underground gold mine and currently reports a resource of some 100,000 ounces in narrow, high grade veins. Once the agreement is finalized, Sunshine will have the right to purchase the property at any time during a three-year period from Minero Peru for $1.0 million, during which time certain work requirements will have to be met. An underground exploration program is planned for the property.

HUEMULES

      The Huemules project is located 17 miles northwest of the town of Esquel, Province of Chubut, in southern Argentina. Included in the large land position (25,700 acres) is an underground gold property which has produced a small quantity of very high grade ore in the past from veins in volcanics. The project is a joint venture with an Argentine company, Empresa Argentina de Cemento Armado, and requires that Sunshine spend $2.1 million over three years to earn a 50% interest in the joint venture. Trenching and drilling conducted by Sunshine in 1994 has uncovered previously unknown gold-bearing structures with ore-grade mineralization, and the results of this work are presently being evaluated. Sunshine has spent approximately $1 million on the project to date.

RINCONADA

      The Rinconada project is located near the town of the same name, Province of Jujuy, in northern Argentina. The property is a gold exploration project with significant past production from both placer and vein workings. Potential is believed to exist here for a large, open pit as well as a high grade underground vein deposit. The central portion of the property is controlled by way of a three-year, $300,000 purchase option with the owner. Sunshine also holds two concessions adjacent to this central parcel. Detailed geological mapping and sampling work followed by initial drilling is planned.

OTHER EXPLORATION IN ARGENTINA AND PERU

      Sunshine obtained seven additional concessions in Argentina it believes could host economic gold mineralization. Four of these, Cerro Choique, Loma Blanca, Don Gregorio and Maria Sol are located in Rio Negro Province. Two concessions, Abra Rabon and Abra Huacar are located in Jujuy Province, while one known as Cobre is located in Salta. Evaluation work is currently being conducted on these concessions, which cover a total of approximately 121,700 acres.

      In Peru, the Company is aware of properties scheduled for privatization in 1996, on which it has a interest in bidding. It is also evaluating other previously producing properties which have been inactive due to lack of access to capital and technology. Both privatizations and reopening other inactive properties may present significant turnaround opportunities.

      In addition to exploration at the Sunshine Mine, the Company expects to spend approximately $5 million annually for exploration in Peru, Argentina and in other exploration, in 1996 and 1997.

      See "CERTAIN RISK FACTORS", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

REFINING TECHNOLOGY

      Numerous ore bodies worldwide contain antimony and arsenic which, due to environmental concerns, often must be removed before shipment to a smelter for processing or the ore will be subject to significantly increased processing costs. The Company possesses patented technology to safely remove these materials, and in the case of antimony, to produce a marketable product. The Company believes this technology may give it an advantage as a joint venture partner in such mining operations. The Company is presently evaluating mining projects which would make use of this technology in Peru.

MARKETING

      The Company's primary product can be either refined silver which is sold to industrial customers or precious metals dealers, or a silver-copper concentrate which is sold to smelters. Prices received for refined silver are based on market prices at the time of shipment. Prices received for the silver-copper concentrate are based on prices for silver and copper during a Quotational Period shortly after shipment. The Company bases its decisions on whether to refine its products internally or sell them to a smelter based on internal production costs versus available smelter contract terms. The Company's refined antimony and copper products are generally marketed directly to industrial customers. See Note 13 of Notes to Consolidated Financial Statements included elsewhere herein.

OTHER BUSINESS AND REGULATORY FACTORS

      The Company's precious metals operations are intensely competitive and subject to risks and regulations inherent in and applicable to mining generally and the precious metals industry specifically. Competition in the precious metals mining industry, and particularly the silver mining industry, is very volatile. The market for gold and silver is international and there is no significant marketing advantage in domestic production versus international production. No single source of silver is significant to the world market, and many of the principal sources of silver as a primary metal have been forced to close as a result of continued low silver prices over the past several years. As a result, the largest sources of silver are presently gold, copper, lead, and zinc mines which produce silver as a by-product.

      In connection with its mining and other operations, the Company is subject to a variety of extensive and changing federal, state and local laws, regulations, and ordinances. These laws and regulations control exploration and mining and the actual and potential effects of the Company's activities on the environment, which directly and indirectly affect the operations of the Company and could result in potential liability to the Company. No material effect on the Company is currently anticipated from compliance with any such provisions or controls.

ENVIRONMENTAL AND SAFETY MATTERS

      In connection with its operations and properties, the Company is subject to extensive and changing federal, state and local laws, regulations and ordinances governing health and safety and the protection of the environment, including, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species, and the preservation of certain lands. These environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within a wilderness area, wetland area, area providing habitat for certain species, or other protected area. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue in the future. The operations and activities of the Company require compliance with such laws, regulations and ordinances.

      One example of an environmental law affecting the Company is the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"). CERCLA imposes liability (without regard to fault) on certain categories of persons for response and certain costs related to releases of hazardous substances at a facility into the environment, and for liability for natural resource damages. Liability under CERCLA is strict and generally is joint and several. In addition to CERCLA, similar state or other laws and regulations may impose the same or even broader liability for discharges, releases, or the mere presence of certain substances into and in the environment. For a discussion of potential liability under CERCLA at specific sites, see "LEGAL PROCEEDINGS - ENVIRONMENTAL MATTERS." Another example of an environmental law that affects the Company is the federal Resource Conservation and Recovery Act ("RCRA"), which is the primary federal statute governing the management of solid wastes and which includes stringent regulation of solid waste that is considered hazardous waste. The Company's operations generate solid wastes, including certain mining waste streams. Currently, certain solid wastes generated from particular activities related to the extraction and processing of ores and minerals are excluded from regulation as hazardous wastes under RCRA.

      The Company cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies of regulatory agencies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company's operations, or may cause material changes or delays in the Company's intended activities. Currently, the Company does not expect to incur any material capital expenditures associated with environmental regulations (such as expenditures for relevant control facilities) during the fiscal years 1995 and 1996. See Note 12 of Notes to Consolidated Financial Statements included elsewhere herein; and "LEGAL PROCEEDINGS - ENVIRONMENTAL MATTERS." The Company also does not anticipate any material effect from compliance with environmental, health, and safety laws, regulations and ordinances.

DISCONTINUED OPERATIONS

      The Company sold substantially all of its domestic oil and gas operations in 1991 for approximately $144 million. The remainder, consisting principally of Canadian oil and natural gas properties, was sold in June and October 1992 for approximately $10 million.

      During 1992, the Company discontinued fabricating and marketing precious metal bullion for retail sale and returned all properties in East Tintic Mining District including the Burgin Mine, to the respective lessors. As a result, the Company's investment in these properties, and related inventories of $7.4 million, was written off as of September 30, 1992.

EMPLOYEES


      At December 31, 1995 Sunshine and its subsidiaries, including SPMI, employed approximately 240 persons; 217 of whom are located at the Kellogg facilities. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - LIQUIDITY AND CAPITAL RESOURCES."


PROPERTIES

      The information regarding the properties of Sunshine is set forth under BUSINESS, above, and in the Notes to Consolidated Financial Statements included in Part II hereof.

LEGAL PROCEEDINGS.

ENVIRONMENTAL MATTERS

      The EPA has identified the Company and SPMI as Potentially Responsible Parties ("PRPs") at one site and SPMI as a PRP at another site under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), alleging that the Company and SPMI at one site and SPMI at the other site arranged for the disposal of hazardous substances. One of the sites is located in Kellogg, Idaho and the other site is located in Spokane, Washington.

      The EPA has named the Company and SPMI as PRPs at the Bunker Hill Superfund Site in Kellogg, Idaho ("Bunker Hill"). Bunker Hill is on EPA's National Priorities List under CERCLA.

      EPA, the State of Idaho, and several of the PRPs, including the Company and SPMI, have agreed to a site-wide clean-up plan, separating the site into two distinct areas for remediation: the Bunker Hill Smelter Complex (the "Smelter Area") and the residential and certain commercial areas primarily in the cities of Kellogg, Smelterville and Pinehurst, Idaho encompassed by the Site (the "Residential Areas"). Without admitting liability, the Company and several PRPs have agreed to do the remediation work in the Residential Areas pursuant to an EPA and State of Idaho approved work plan. In exchange therefor, EPA and the State of Idaho released the settling PRPs from all liability for cleanup of the Smelter Area, reduced the EPA's claim for reimbursement of past costs from $17 million to $1 million plus a percentage of proceeds received by the PRPs from insurance companies, if any, and agreed that the work orders from 1990 through 1993 were deemed satisfied and discharged. The remediation undertaken by the Company and the PRPs is expected to take approximately seven years and the Company estimates its (including SPMI's) share (12.4%) of the remediation costs will be approximately $3 million, of which approximately $1.0 million has been spent to date.

      On November 17, 1994, the United States District Court for the District of Idaho entered a Consent Decree containing the terms of this agreement. The liability for remediation costs under the consent decree is joint and several. Thus, if any other settling party or parties does not comply with the consent decree, the exposure for the Company and SPMI could increase proportionately. The parties have reserved their claims and defenses with respect to natural resource damages, except for the State of Idaho which has agreed that its claim has been settled.

      On July 31, 1991, the Coeur d'Alene Indian Tribe (the "Tribe") filed an action in the United States District Court, District of Idaho against the Company and seven other Bunker Hill Superfund Site PRPs seeking a declaratory judgment that the Tribe has five years in which to file a natural resource damage claim under CERCLA against the PRPs and others or, alternatively, for damages in an unspecified amount resulting from the loss, destruction or injury to natural resources allegedly caused by the defendants. The Company believes that a settlement by SPMI of all natural resources claims with the State of Idaho in May 1986 bars the Tribe's action.

      On October 30, 1992, the United States District Court for the District of Idaho issued an Order of Administrative Termination in the Tribe's action. The case was administratively terminated because of the court's ruling in a prior action that the State of Idaho has title to the beds and banks of all navigable water courses and that the Tribe had no claim thereto. The decision in the prior action between the State of Idaho and the Tribe, which was adverse to the Tribe, was appealed to the Ninth Circuit Court of Appeals, which affirmed in part and reversed in part the decision of the district court. The Tribe's action against Sunshine, however, remains administratively terminated.

      By letter dated July 17, 1995, Sunshine and SPMI were notified that they have been identified by the United States Department of the Interior, Fish and Wildlife Service, as PRPs for alleged natural resource damage in the Coeur d'Alene Basin. The letter further served as notice that the Department of the Interior intends to bring suit against Sunshine, SPMI and other identified PRPs to recover natural resource damages under CERCLA. The Department of Interior has not set forth any amount of damages. The Company believes that the settlement by SPMI of all natural resource claims with the State of Idaho in May, 1986, bars these claims.

      The second site where EPA has identified SPMI as a PRP under CERCLA is the Spokane Junkyard Site near Spokane, Washington. In November 1988, the EPA notified SPMI that it is a PRP at that site. The EPA has documented the threatened release of hazardous substances at the site and has initiated response actions under CERCLA.

      The Company does not believe that the designation of SPMI as a PRP at the Spokane Junkyard Site will have a material impact on the Company's results of operations and financial condition or on its liquidity or capital resources. SPMI does not believe it will be required to pay any clean-up costs at the Spokane Junkyard Site. No records of SPMI have been discovered by it or the EPA showing SPMI ever sent any material to the site. The EPA's designation of SPMI as a PRP was based on the oral statement of a former employee at the junkyard that sometime in the 1940's or 1950's, he recalled a SPMI truck on the site. To date, the EPA has not filed any action against SPMI or the Company in relation to the Spokane Junkyard Site.

OTHER LITIGATION

      On January 25, 1995, a complaint was filed against the Company in The United States District Court for the District of Delaware by Grace Holdings, L.P., a major holder of the Company's Preferred Stock, alleging that the rights issued incident to the Company's rights offering were an impermissible distribution or dividend under the Certificate of Designation, Rights, and Preferences (the "Certificate") governing the Preferred Stock. Grace Holdings, L.P. alleges damages of $3 million. The Company believes that the rights issued were not a prohibited distribution or dividend under the terms of the Certificate, and that the complaint is without merit. Grace Holdings, L.P. has agreed with the Company that this litigation will be dismissed, with prejudice, upon consummation of the Merger.

      On March 29, 1995, a similar complaint was filed against the Company in Delaware Chancery Court, New Castle County, by Harbor Finance Partners, a Colorado Partnership, requesting class action status and alleging that the rights and warrants issued incident to the Company's rights offering were an impermissible distribution or dividend under the Certificate. Harbor Finance seeks injunctive relief to compel the Company to pay dividends to holders of Preferred Stock and to otherwise comply with the Certificate, and to prohibit any further distribution to holders of Common Stock. The Company believes that the rights and warrants issued were not a prohibited distribution or dividend under the terms of the Certificate, and that the complaint is without merit. The Consenting Shareholders have agreed not to join, participate in nor benefit from this lawsuit.

MARKET FOR THE SUNSHINE'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


      Sunshine's Common Stock is listed for trading on the New York Stock Exchange (symbol "SSC"). Sunshine currently does not pay cash dividends on its Common Stock and has not paid any since the third quarter of 1981. At February 5, 1996, Sunshine had approximately 36,000 holders of record of its Common Stock.



      The following table sets forth the range of high and low sales prices for the Common Stock as reported on the New York Stock Exchange, Inc., composite tape for the periods indicated. Such quotations represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.



                              1996 QUARTERS          1995 QUARTERS           1994 QUARTERS          1993 QUARTERS
                            ------------------------------------------------------------------------------------------
                             HIGH        LOW        HIGH        LOW        HIGH         LOW        HIGH        LOW
----------------------------------------------------------------------------------------------------------------------
   1st Quarter*              1 7/8      1 1/4       2          1 1/2      3 1/8       1 3/4       1 1/4        7/16
----------------------------------------------------------------------------------------------------------------------
   2nd Quarter                                     2 3/8       1 3/4      2 1/4       1 5/8       2 1/2         1
----------------------------------------------------------------------------------------------------------------------
   3rd Quarter                                     2 1/8       1 5/8      2 1/2       1 1/2         4           2
----------------------------------------------------------------------------------------------------------------------
   4th Quarter                                     1 7/8       1 1/4      2 1/2       1 5/8         3         2 1/8
----------------------------------------------------------------------------------------------------------------------

-----------
*     Through February 5, 1996.


      Sunshine's $11.94 (Stated Value) Cumulative Redeemable Preferred Stock (the "Preferred Stock") is also traded on the New York Stock Exchange (symbol "SSC PR") with high and low sales prices as reported on the New York Stock Exchange, Inc., composite tape during 1995, and through January 30, 1996 of $11.125 and $6.375, respectively. At February 5, 1996, Sunshine had approximately 2,831 holders of record of its Preferred Stock. The Company's common stock purchase warrants are traded on the NASDAQ National Market System (symbol "SILVW") with high and low sales prices as reported by NASDAQ during 1995, and through February 5, 1996, of $1.0625 and $.50, respectively.


            The indenture governing Sunshine's outstanding Convertible Subordinated Reset Debentures due July 15, 2008, imposes certain restrictions on Sunshine's ability to declare or pay cash dividends and make certain distribution on its capital stock (including Sunshine's Common Stock). Pursuant to these restrictions, at December 31, 1995, the Company was prohibited from paying cash dividends on shares of its Common Stock and its Preferred Stock.

                                 CAPITALIZATION


      The following table sets forth the historical capitalization of the Company at September 30, 1995, and the pro forma capitalization reflecting the Merger, assuming the conversion of each share of Existing Common Stock into one share of New Common Stock and the conversion of each share of Preferred Stock into six (6) shares of New Common Stock and two Warrants, each to purchase one share of New Common Stock and transaction costs of $500,000.



      The pro forma capitalization is presented for informational purposes only and is not necessarily indicative of the capitalization that would have occurred if the Merger had been consummated on September 30, 1995, nor is it necessarily indicative of the future capitalization of the Company.



                                                                      HISTORICAL               PRO FORMA(1)
                                                                      ----------               ------------
                                                                          (DOLLAR AMOUNTS IN THOUSANDS)
         Long-term debt - 9% Convertible Subordinated
         Reset Debentures due July 15, 2008                          $         1,519           $      1,519
         Stockholders' equity:
           Preferred Stock --
             aggregate redemption value:
                Historical - $126,071
                Pro forma - $0                                                81,928                       -
           Common stock -- $.01 par value;
             400,000,000 shares authorized                                     1,967                   2,398
           Paid-in capital                                                   623,325                 704,822
           Deficit                                                          (617,737)               (618,237)
                                                                     ---------------           -------------
                                                                              89,483                  88,983
           Less treasury stock, at cost:
             3,664,289 shares                                                     37                      37
                                                                     ---------------           -------------
             Total stockholders' equity                                       89,446                  88,946
                                                                     ---------------           -------------
             Total capitalization                                    $        90,965           $      90,465
                                                                     ===============           =============
         Shares outstanding:
            Preferred stock                                                7,166,186                       -
            Common stock                                                 193,062,178             236,059,294
            Warrants ($2.12 exercise price)                               10,092,716              10,092,716
            Warrants ($1.65 exercise price)                                        -              14,332,372
        Pro Forma Shares Outstanding
           Under Alternative Assumptions
           Shares outstanding(2):
             Preferred stock                                               7,166,186                       -
             Common stock                                                193,062,178             253,258,140
             Warrants ($2.12 exercise price)                              10,092,716              10,092,716
             Warrants ($1.65 exercise price)                                       -              14,332,372
           Shares outstanding(3):
             Preferred stock                                               7,116,186                       -
             Common Stock                                                193,062,178             242,508,861
             Warrants ($2.12 exercise price)                              10,092,716              10,092,716
           Shares outstanding(4):
             Preferred stock                                               7,166,186                       -
             Common Stock                                                193,062,178             259,707,708
             Warrants ($2.12 exercise price)                              10,092,716              10,092,716

_________________

(1) Assumes all holders of Preferred Stock choose to convert their shares into six (6) shares New Common Stock and two Warrants, resulting in the issuance of 42,997,116 of New Common Stock and 14,332,372 Warrants upon the conversion of all outstanding shares of Preferred Stock pursuant to the Merger, based on the closing of the Company's Common Stock on February 5, 1996, of $1.75 per share.



(2) Assumes all holders of Preferred Stock choose to convert their shares into the maximum of 8.4 shares of New Common Stock and two Warrants, resulting in the issuance of 60,195,962 shares of New Common Stock and 14,332,372 Warrants upon the conversion of all outstanding shares of Preferred Stock pursuant to the Merger, assuming the average closing price of the Company's common stock for the 120 NYSE trading days after the Effective Date is $1.25 or less per share.



(3) Assumes all holders of Preferred Stock choose to convert their shares into six (6) shares of New Common Stock and no Warrants, resulting in the issuance of 49,446,683 of New Common Stock and no Warrants, upon the conversion of all outstanding shares of Preferred Stock pursuant to the Merger, based on the closing price of the Company's Common Stock on February 5, 1996 of $1.75 per share.



(4) Assumes all holders of Preferred Stock choose to convert their shares into the maximum of 9.3 shares of New Common Stock and no Warrants, resulting in the issuance of 66,645,530 of New Common Stock and no Warrants upon the conversion of all outstanding shares of Preferred Stock pursuant to the Merger, assuming the average closing price of the Company's common stock for the first 120 NYSE trading days after the Effective Date is $1.25 or less per share.

                           COMPARATIVE PER SHARE DATA

      The following table sets forth certain historical per share data of the Company and on a pro forma basis after giving effect to the Merger on a retroactive basis.


                                                                        HISTORICAL             PRO FORMA(1)(2)
                                                                        ----------             ---------------
         Income (loss) from continuing operations per
            common share before extraordinary item and
            cumulative effect of change in accounting
            principle:
            Fiscal year ended:
              December 31, 1992                                            $(0.44)                  $(0.25)
              December 31, 1993                                             (0.25)                   (0.14)
              December 31, 1994                                             (0.08)                   (0.02)
            Nine months ended:
              September 30, 1994                                            (0.05)                    0.00
              September 30, 1995                                            (0.10)                   (0.05)

         Book value per outstanding common share:
              December 31, 1994                                             (0.10)                    0.44
              September 30, 1995                                            (0.19)                    0.38

_______________

(1) Assumes the issuance of 42,997,116 shares of New Common Stock and 14,332,372 Warrants upon the conversion of all outstanding shares of Preferred Stock pursuant to the Merger, resulting in the cancellation of the dividend and redemption rights of the Preferred Stock. Should all holders of Preferred Stock choose to convert their shares into six (6) shares of New Common Stock (aggregating 49,446,683 shares of New Common Stock and no Warrants), Pro Forma book value per outstanding common share would be $0.41 and $0.37 at December 31, 1994, and September 30, 1995, respectively. The number of shares of New Common Stock assumed to be issued in these computations was based upon the closing price of the Company's Common Stock on February 5, 1996, of $1.75 per share. The number of shares of New Common Stock to be issued is subject to adjustment. See "CAPITALIZATION" and "THE MERGER PROPOSAL - CONVERSION OF SECURITIES IN THE MERGER."


(2) Excludes the positive contribution to income applicable to common share of the difference between the carrying value of the Preferred Stock, plus the amount of cumulative dividends in arrears, and the aggregate fair value of common stock and warrants issued. Such difference, which is currently estimated to exceed $30 million, would increase income applicable to common shares in the period the Merger is consummated.

                            SELECTED FINANCIAL DATA

      The following table sets forth summary historical financial information of Sunshine as of the dates and the periods set forth in the table below. All amounts are in thousands, except price and production statistics and per share amounts.


                                                 =================================================================
                                                                       YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------
                                                     1994(5)     1993(4)      1992(3)       1991          1990
                                                ------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Operating revenues  . . . . . . . . . . . . .       $17,412     $17,581      $12,926      $13,344      $31,918
Loss from continuing operations . . . . . . .        (4,923)    (28,611)     (40,261)     (39,917)     (71,793)
Loss before extraordinary item and
   cumulative effect of change in
   accounting principle   . . . . . . . . . .        (4,923)    (28,611)     (40,664)     (40,128)    (102,533)
Net loss  . . . . . . . . . . . . . . . . . .        (4,923)    (42,257)     (13,372)     (40,128)    (102,533)
Loss applicable to common shares  . . . . . .       (15,383)    (53,077)     (24,860)     (52,721)    (115,473)
Loss per common share:
   Continuing operations  . . . . . . . . . .          (.08)       (.25)        (.44)        (.47)        (.87)
   Discontinued operations  . . . . . . . . .          ---         ---           ---         (.32)
   Extraordinary item   . . . . . . . . . . .          ---         (.09)         .33          ---         ---
   Cumulative effect of change in
      accounting principle  . . . . . . . . .          ---         ---          (.10)         ---        ---
   Net loss   . . . . . . . . . . . . . . . .          (.08)       (.34)        (.21)        (.47)       (1.19)
Weighted average common shares  . . . . . . .       185,634     155,383      118,740      111,258       96,736

PRICE AND PRODUCTION STATISTICS:

Average Silver prices received  . . . . . . .         $5.29       $4.34        $3.95        $4.06        $4.82
   Tons   . . . . . . . . . . . . . . . . . .       107,056     100,441      104,602      159,907      235,071
   Silver grade (ounces per ton)  . . . . . .         20.08       23.49        24.77        22.54        22.90
   Silver ounces  . . . . . . . . . . . . . .     2,079,290   2,298,155    2,540,363    3,495,885    5,260,452
Cash cost per ounce(6)  . . . . . . . . . . .         $5.83       $5.10        $4.40        $4.76        $4.14
Cash and cash investments . . . . . . . . . .       $26,581      $4,304       $4,654      $14,330      $19,019
Working capital . . . . . . . . . . . . . . .        38,537      15,651       13,399       22,389       40,423
Total assets  . . . . . . . . . . . . . . . .       116,657     100,360      113,036      154,004      221,620
Long-term debt and capital lease obligations          1,519       9,493       19,669       71,012       80,355
Stockholders' equity:
   Preferred Stock  . . . . . . . . . . . . .        80,707      78,774       76,482       75,590       79,624
Other     . . . . . . . . . . . . . . . . . .        19,701     (11,531)      (9,282)     (20,177)      (1,407)
Book value per common share . . . . . . . . .          (.10)       (.26)        (.24)        (.36)        (.18)
Common shares outstanding . . . . . . . . . .       192,995     168,559      146,478      115,080      101,576

                                                            ===========================================
                                                                    NINE MONTHS ENDED SEPTEMBER 30
                                                            -------------------------------------------
                                                                        1995             1994(5)
                                                            -------------------------------------------
         STATEMENT OF OPERATIONS DATA:

         Operating revenues . . . . . . . . . . . . . . . .            $13,178           $12,492
         Net loss . . . . . . . . . . . . . . . . . . . . .            (11,106)             (692)
         Loss applicable to common shares . . . . . . . . .            (18,723)           (8,594)
         Loss per common share  . . . . . . . . . . . . . .               (.10)             (.05)
         Weighted average common shares . . . . . . . . . .            193,031           184,188

         PRICE AND PRODUCTION STATISTICS:

         Sunshine Mine:
         Average silver prices received . . . . . . . . . .              $5.20             $5.35
           Tons   . . . . . . . . . . . . . . . . . . . . .             79,025            78,665
           Silver grade (ounces per ton)  . . . . . . . . .              17.46             21.44
           Silver ounces  . . . . . . . . . . . . . . . . .          1,336,823         1,632,007
           Cash cost per ounce(6)   . . . . . . . . . . . .              $6.61             $5.58


         BALANCE SHEET DATA:


                                                            ============================================
                                                                        AS OF SEPTEMBER 30, 1995
                                                            ============================================
         Cash and cash investments  . . . . . . . . . . . .                     $18,993
         Working capital  . . . . . . . . . . . . . . . . .                      30,662
         Total assets . . . . . . . . . . . . . . . . . . .                     105,489
         Long-term debt and capital lease obligations . . .                       1,519
         Stockholders' equity:
           Preferred Stock  . . . . . . . . . . . . . . . .                      81,928
           Other  . . . . . . . . . . . . . . . . . . . . .                       7,518
         Book value per common share  . . . . . . . . . . .                        (.19)
         Common shares outstanding  . . . . . . . . . . . .                     193,062


________________
(1) All amounts reflect the oil and gas activities of Sunshine as discontinued operations. The net loss for 1990 includes a $23.5 million loss on the disposal of discontinued operations. The loss from continuing operations in 1990 includes a loss of approximately $27.2 million on crude oil option contracts.

(2) Cash cost per ounce includes all expenditures related to the operation of the Sunshine Mine and Refinery Complex, less any by-product revenues. Such costs include non-capital development costs, production and maintenance costs, ad valorem taxes, insurance, and postemployment benefit costs incurred on site. Cash costs per ounce increased from 1990 to 1991, largely due to the fact that mine production was curtailed in June 1991. Cash costs increased in 1993 and 1994 due primarily to rock bursts at the Sunshine Mine which reduced production in each year.

(3) In 1992, the Company recorded an extraordinary gain of $38.6 million on the extinguishment of eight series of silver indexed bonds issued between 1980 and 1986 by SPMI (the "Old Silver Indexed Bonds") and an $11.3 million charge due to the cumulative effect on prior years of a change in the method of accounting for postretirement benefits other than pensions. See Notes 2, 7 and 11 of Notes to Consolidated Financial Statements.

(4) In 1993, the Company recorded a charge of $12.5 million resulting from an induced conversion of the 8% Silver Indexed Bonds, and extraordinary losses aggregating $13.6 million resulting from redemptions of the 8% Silver Indexed Bonds. See Note 7 of Notes to Consolidated Financial Statements.

(5) In 1994, the Company recorded gains totalling $6.9 million due to the curtailment of postretirement medical benefits for certain of its employees and retirees. See Note 11 of Notes to Consolidated Financial Statements.

(6) Cash costs per ounce increased from 1994 to 1995 primarily due to a decline in silver production. Production declined due to a reduction in mill head grades as a result of extensive underground development activities and adverse mining conditions in many of the mine's productive stopes.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

       On March 9, 1994, the Company completed a Rights Offering to its Shareholders, raising approximately $30 million in new equity capital after expenses of the offering. Pursuant to the offering, shareholders were offered one Right for each 17 shares of Common Stock owned. Each Right entitled the holder to purchase a Unit consisting of two shares of Common Stock and a warrant to purchase an additional share of Common Stock. A total of 10.1 million Rights were issued, and 100% of the issued Rights were exercised at a final price of $3.08 per Unit. As a result, 20.2 million shares of Common Stock and 10.1 million Warrants were issued on March 9, 1994. The Warrants expire on March 9, 1999, and are callable by the Company after March 9, 1996 at a price of $.50 each. Each Warrant entitles the holder to acquire one share of Common Stock at a fixed price of $2.12.

       At September 30, 1995, the Company had approximately $30.7 million of working capital, including approximately $28.0 million of cash and silver bullion held for investment. While these balances are deemed adequate to fund the Company's expected cash requirements for several years, the Company is contemplating the issuance of additional debt or equity securities to ensure adequate funds are available to provide for development of opportunities in Argentina and Peru. The issuance of such securities will be primarily dependent on market conditions. There can be no assurance that any such offering by the Company will be successful, nor that the proceeds received, if any, will be sufficient to complete the development in Argentina or Peru.

DEBT RETIREMENT

      In 1992, the Company and its subsidiary, Sunshine Precious Metals, Inc. ("SPMI"), restructured $71.5 million principal amount of Old Silver Indexed Bonds issued by SPMI and $9 million of associated accrued interest, through the prepackaged bankruptcy plan of SPMI. Pursuant to the plan $57.2 million principal amount of 8% Silver Indexed Bonds and 28.9 million shares of Common Stock were issued in satisfaction of the Old Silver Indexed Bonds and accrued interest obligations of approximately $9 million. Principal of and interest on the 8% Silver Indexed Bonds were payable in cash or Common Stock of Sunshine in accordance with a formula in the Bond Indenture. During 1993 and 1994, all of the 8% Silver Indexed Bonds were retired in exchange for 20.7 million shares of Common Stock.

EVALUATION OF RECOVERABILITY OF INVESTMENT IN SUNSHINE MINE.

      As the price of silver since 1985 has been only slightly in excess of, or less than, the Company's cash cost to produce an ounce of silver, the Company's operations have not been able to generate cash flow sufficient to cover its costs of exploration, research, general and administrative expenses, and interest, as well as non-cash charges such as depreciation, depletion, and amortization.

      In order to minimize losses at the Sunshine Mine, in June of 1991 the Company reduced ore tonnage produced from the Mine to about one-half its 1,000 tons-per-day capacity. While this reduction in output has caused an increase in the per-unit cash cost of silver production due to certain fixed costs which are not variable with production, it has served to minimize the aggregate losses at the Sunshine Mine, while allowing the Company to pursue its new exploration program in the western sections of the Mine.


      The Company periodically, and at least annually, evaluates its mining properties for permanent impairment based on undiscounted expected future cash flows. Such estimates are based on assumptions as to future silver prices, mining costs, and recoverable reserves which management believes are reasonable based on historical silver prices and production. In constant 1995 dollars, the price of silver averaged approximately $11.66 per ounce over the 28 year period since silver has been allowed to trade on an essentially free market basis, including the most recent five-year period during which the price of silver averaged only $4.74 per ounce. The Company currently believes that the price of silver will increase to a more normal historical trading range in constant dollars and that additional reserves of higher grades than have been mined recently are present in the Sunshine Mine. Accordingly, the Company does not believe it is probable that its investment in the Sunshine Mine has been permanently impaired at December 31, 1994. However, unless the price of silver increases or the cost of production per ounce is reduced, the Company will not be able to recover its investment in the Sunshine Mine.

      Beginning in 1996, the Company will be subject to the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets, and for Long-Lived Assets to be Disposed of" ("SFAS 121"). The adoption of SFAS 121 will have no impact on the Company's financial condition as the Company's methodology for evaluating its mining properties for impairment is consistent with SFAS 121.

LABOR AGREEMENTS AT THE SUNSHINE MINE

      The hourly employees at the Sunshine Mine are represented by the United Steelworkers of America (which represents the majority of the employees) and the International Brotherhood of Electrical Workers Union (the "Unions"). Effective May 1, 1994, the Unions and SPMI entered into new six-year labor agreements. The salient features of the agreements are (1) continuation of the flexible wage scale making wages variable with silver prices, with some increase in direct hourly wages; (2) the ability of either party to reopen negotiations on wages and benefits at the end of the third year, subject to mandatory arbitration if agreement is not reached; and (3) an increase in pension benefits in exchange for the elimination of Company provided retiree medical benefits for the current work force.

      As a result of the elimination of the Company's obligation to provide retiree medical benefits for the current employees, the Company realized a gain of $6.2 million. Pursuant to the labor agreements with the Unions, this gain resulted in a profit sharing payment and related expenses for the hourly work force of approximately $675 thousand, and a net gain to the Company of $5.5 million in the first quarter of 1994. See "RESULTS OF OPERATIONS."

      The Company believes that the agreements with the Unions will result in no significant increase or decrease in its future cost of production. Union-represented employees will realize an increase in direct wages and pension benefits, but these will be largely offset by the reduction in future medical costs. The Company also believes the agreement will produce the basis for a stable working relationship with its employees for its six year term.

OTHER POSTRETIREMENT MEDICAL BENEFITS

      In the second quarter of 1994, the Company eliminated its commitment to provide postemployment retiree medical benefits for its staff employees, resulting in a net gain of $580 thousand. The commitment to provide such benefits by the Company was not contractual and was done unilaterally by the Company.

      The Company's Union retirees since 1987 have retired under bargaining agreements which limit the Company's obligation to provide postemployment medical benefits to the period of time covered under each successive bargaining agreement. These retirees were offered the option to eliminate retiree medical coverage in exchange for increased pension benefits. Of the total 36 eligible personnel, 19 elected to eliminate such coverage in exchange for the increased pension benefits, resulting in a gain to the Company of $1 million.

PREFERRED STOCK

      Upon consummation of the Merger, the Preferred Stock of the Company, and the Designation of Rights and Preferences governing the same, will be canceled and all dividends, redemption, liquidation, voting and other rights thereunder will be extinguished and will cease to exist. See "THE MERGER PROPOSAL."

      The dividend on Sunshine's $11.94 (Stated Value) Cumulative Redeemable Preferred Stock (the "Preferred Stock") has neither been declared nor paid since December 31, 1990. Given current silver prices, the Company does not expect any resumption of dividends in the foreseeable future. Dividends are cumulative. The amount of aggregate redemption value disclosed on the September 30, 1995, balance sheet includes $40.5 million in dividends in arrears.

      The Certificate governing the Preferred Stock prohibits partial redemptions while dividends are in arrears. Therefore, the Company has not made annual redemptions of approximately 808 thousand shares of the Preferred Stock since 1991.

      Pursuant to the Certificate, the Company may make dividend payments and redemptions of the Preferred Stock using cash or by issuing shares of its Common Stock valued in accordance with a specified formula. If the Merger is not consummated, the Company has stated that it intends to make dividend and redemption payments, when and if resumed, using shares of its Common Stock. There are no penalties for the Company failing to make dividend payments or partial redemptions.

      Holders of Preferred Stock are entitled to elect three directors to the Company's board of directors. Upon consummation of the Merger, all directors will thereafter be elected by holders of New Common Stock. See "DESCRIPTION OF CAPITAL STOCK - PREFERRED STOCK"; "MANAGEMENT - DIRECTORS AND EXECUTIVE OFFICERS"; "DIRECTORS AND OFFICERS OF SUNSHINE."

FUTURE CAPITAL AND EXPLORATION EXPENDITURES

      Subject to positive confirmation of economic mineralization in the West Chance area of the Sunshine Mine, the Company will attempt to restore the Sunshine Mine to full production by the end of 1996. This advances the schedule about one year ahead of when the Company previously expected to return to full production. The expedited schedule is the result of the successful testing of a trackless mining method in the Sunshine Mine using front-end loaders. Testing indicated the LHD (short for load-haul-dump) cut-and-fill method allows for greater productivity and quicker reserve access than the traditional raise-up cut-and-fill mining method utilized at the Sunshine Mine.

      As a result of the expedited schedule, the Company expects to spend approximately $4.5 million in 1996 at the Sunshine Mine to acquire the necessary LHD equipment, develop ventilation and ore passes in the area, and expand the mill capacity in order to handle the increasing levels of lead which are expected from the West Chance area. Additionally, $2.5 million is expected to be spent on exploration activities involving completion of the 2700 and 3700 Level Drifts, commencement of a new drift on the 2300 Level, and drilling 50,000 feet of new core drill holes into the West Chance area.

      An important assumption in the plan to return the mine to full production is that the 2700 and 3700 Level drifts will encounter significant quantities of ore grade mineralization when they reach the target areas. While assays from core drilling indicate the presence of ore-grade mineralization, there can be no assurance that the mineralization will be present in sufficient quantity or with sufficient continuity to support the return to full production in the time frame called for. In that event, certain of the capital expenditures outlined above would be delayed or canceled.

      The Company has budgeted $5 million in other exploration expenditures for 1996. Of that amount, $2 million is allocated to the evaluation of the Pirquitas property in Argentina, which was purchased for $1.7 million in November, 1995. It is expected that this will allow the Company to do the necessary work to confirm or refute the presence of the large resource which appears to be present, and to do the necessary engineering and metallurgical testing to determine if the property can be economically placed into production. If the property is determined to be commercially viable, a significant capital expenditure, currently estimated at in excess of $50 million, will be required for development. This would require the Company to raise additional funds through debt or equity financing and/or joint venture with industry partners to develop the property.

OTHER

      The Company and SPMI have has been identified by the EPA as a PRP at the Bunker Hill Superfund Site and SPMI has been identified as a PRP at the Spokane Junkyard Site. The Company believes that its status as a PRP will not have a material adverse effect on its consolidated financial position or results of operations. See "LEGAL PROCEEDINGS - ENVIRONMENTAL MATTERS" and Note 12 of Notes to Consolidated Financial Statements.

OPERATING, INVESTING AND FINANCING ACTIVITIES

      Cash used in operating activities in the first nine months of 1995 was $5.1 million compared to $7.2 million in the first nine months of 1994. Cash operating losses increased in the first nine months of 1995 by $1.4 million. This was offset by changes in working capital components, principally inventories.

      Cash used in operating activities in 1994 was $8.4 million compared to $7.6 million in 1993. This is primarily due to an increase in cash operating losses in 1994 of $2.3 million, offset by changes in working capital components.

      Cash used by investing activities during the nine month periods ended September 30, 1995 and 1994 was $2.5 million and $1.5 million respectively, including $4 million and $1.4 million, respectively, for exploration expenditures offset in the 1995 period by $1.8 million of cash proceeds from the sale of certain marketable securities. In 1993, investing activities provided $5.2 million of cash through the liquidation of certain marketable securities, offset by investment of approximately $1 million in new plant and equipment.

      There were no cash financing activities during the nine months ended September 30, 1995. Cash provided by financing activities was $31.1 million in 1994 ($29.7 million during the nine months ended September 30, 1994), principally as a result of the Company's rights offering. Financing activities provided $2.0 million of cash in 1993 as a result of the release of approximately $3.0 million of previously restricted cash, offset by the retirement of approximately $1.0 million of debt.

      In 1993, cash used in operating activities declined to $7.6 million from $12.0 million in 1992, principally as a result of the decrease in operating losses, excluding non-cash charges, of $8.0 million, partially offset by working capital changes, principally in-process inventories and accrued expenses. The Company's discontinued oil and gas operations provided $1.2 million of cash in 1992, prior to their sale.

      Investing activities produced $9.4 million of cash in 1992, principally from the sale of the Company's remaining oil and gas operations. Such activities provided $5.2 million in 1993, principally through the liquidation of marketable securities, partially offset by investment in plant and equipment of approximately $1 million.

      Financing activities used $7.0 million in cash in 1992, as $2.0 million of debt was repaid, and $5.0 million of cash was reclassified as restricted as it was used to secure certain debt obligations. In 1993, financing activities provided $2.0 million of cash, as $1.0 million principal amount of debt was retired, and $3.0 million of previously restricted cash was released.

RESULTS OF OPERATIONS

THE NINE MONTHS ENDED SEPTEMBER 30, 1995 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1994

      Consolidated operating revenues increased approximately $686 thousand (5.5%) for the first nine months of 1995 compared to the first nine months of 1994 due to higher sales volume (2.0 million ounces in the first nine months of 1995 compared to 1.9 million ounces in the same period of 1994) due to the inventory drawdown discussed below.

      During the first quarter of 1995 the Company suspended operation of its silver refinery. As a result, the Company began selling silver and copper concentrate to a third-party smelter instead of refining silver bullion and copper metal for sale to commercial and industrial customers. This result in a shorter processing time before sales recognition, causing a drawdown of work-in-process inventories versus an inventory buildup in the first nine months of 1994. Cost of sales increased $2.2 million from the first nine months of 1995 compared to 1994, due to this drawdown in inventories and an increase in unit production costs. Unit production costs increased primarily due to declines in silver production from 1994 to 1995 (1.3 million ounces produced from 79,025 tons at 17.46 ounces per ton in 1995 versus 1.6 million ounces from 78,655 tons at 21.44 ounces per ton in 1994). Mine production declined due to a reduction in mill head grades as a result of extensive underground development activities. Additionally, the operation experienced earlier than expected mineout and adverse mining conditions in many of the mine's productive stopes. Production levels have been improving gradually since April, and the third quarter production more nearly approximates production objectives during this exploration period.

      Exploration expense increased $2.6 million (187%) for the first nine months of 1995 compared to the same period in 1994 in keeping with the Company's plan to increase exploration spending at the Sunshine mine and as well as other sites in Arizona, Colorado, Argentina, and Peru.

      Depreciation, depletion, and amortization declined by approximately $508 thousand. Lower depletion expense is a result of lower production figures in the nine month period.

      Interest income increased by $232 thousand (29.3%) due to higher cash balances after the Company's rights offering in March, 1994.

      Interest expenses was reduced $378 thousand (39.7%) due to the reduction of approximately $8 million (84%) in the aggregate principal amount of debt outstanding in the first quarter of 1994.

      Sunshine's net income in 1994 included a $6.9 million gain on the curtailment of certain postretirement medical benefits for certain of its employees and retirees.

1994 COMPARED TO 1993

      Consolidated operating revenues decreased approximately $.2 million (1%) in 1994 compared to 1993. Price increases on silver sold ($5.29 per ounce in the 1994 period versus $4.34 per ounce in 1993), which increased revenues by $2.0 million, and increased sales of custom material (813 thousand ounces in 1994 versus 426 thousand in 1993), which increased revenues by $1.9 million, were offset by reductions in sales volumes of Sunshine Mine material (2.1 million ounces in 1994 versus 2.3 million ounces in 1993), which decreased revenues by $1.2 million, and by mark-to-market adjustments in the value of the Company's in-process inventories and silver bullion held for investment.

      In 1994, due to the decline in silver prices from the beginning of the year of $5.09 per ounce to the year end price of $4.88, the Company posted a mark-to-market writedown of $.3 million. During 1993, due to an increase in silver prices from $3.67 to $5.09, the Company posted a favorable mark-to-market adjustment of $3.3 million.

      Consolidated operating costs increased $2.7 million from 1993 due primarily to increases in sales volumes of custom materials as discussed above.

      Depreciation, depletion and amortization declined by approximately $1.8 million principally as a result of increasing the remaining useful life of the Company's silver refinery. Selling, general and administrative expense increased approximately $370 thousand over the 1993 period due primarily to expenses incurred in studying potential foreign joint venture opportunities.

      During 1994, the Company recognized gains totalling $6.9 million due to the curtailment of post retirement medical benefits for certain of its employees and retirees, net of associated profit sharing payments and related expenses to the affected employees aggregating $803 thousand. See "LIQUIDITY AND CAPITAL RESOURCES."

      Interest income increased $800 thousand due to higher cash balances after the Company's Rights Offering.

      Interest expense was reduced $4.2 million (77%) primarily due to elimination of the 8% Silver Indexed Bonds.

      Sunshine's net loss in 1993 included a $12.5 million charge for the loss associated with the modified "put" terms of the 8% Silver Indexed Bonds which were offered to induce conversion of the Bonds to Common Stock, and an extraordinary charge of $13.6 million related to the Company's decision to call the remaining Bonds.

1993 COMPARED TO 1992

      The loss from continuing operations for 1993 was $28.6 million, or $0.25 per share, an improvement of 29.7% when compared to the loss from continuing operations for 1992 of $40.3 million, or $0.44 per share. Included in the loss from continuing operations for 1993 is a charge of approximately $12.5 million representing a loss on the induced conversion of the 8% Silver Indexed Bonds. See Note 7 of Notes to Consolidated Financial Statements.

      Operating revenues increased approximately $4.7 million (36.0%) from 1992 to 1993, principally as a result of (1) an increase of approximately $3.3 million in the mark-to-market adjustment on silver inventories in 1993; (2) an increase of approximately 268 thousand ounces (9.9%) in silver sales volume in 1993; and (3) an increase of $0.44 (11.3%) in the average price received per ounce of silver sold in 1993; all of which were partially offset by decreased production resulting from the suspension of all operations in the East Tintic Mining District in 1992.

      Cost of revenues increased approximately $1.4 million (9.9%) from 1992 to 1993, primarily due to increased silver sales from inventory and an increase of approximately $0.70 in the cash cost per ounce of silver produced in 1993. The higher unit costs at the Sunshine Mine resulted from a decrease in silver production due to a rock burst in the fourth quarter of 1993 which reduced production by approximately 200 thousand ounces. These increases in the cost of revenues were partially offset by the suspension of operations and the return of the Trixie Mine to the lessors in 1992.

      Other operating costs and expenses decreased approximately $13.2 million (51.1%) from 1992 to 1993, principally as a result of (1) a decrease of approximately $0.5 million (23.8%) in exploration costs related to projects other than the Sunshine Mine in 1993; (2) a decrease of approximately $1.9 million (27.6%) in selling, general and administrative expenses in 1993, reflecting the cost savings associated with the completion of the Company's restructuring program in 1992; (3) a decrease of approximately $0.4 million in depreciation, depletion and amortization in 1993, primarily due to lower production volumes at the Sunshine Mine; (4) a restructuring charge of $3.0 million in the third quarter of 1992 representing severance costs associated with the relocation of the Company's headquarters from Dallas, Texas to Boise, Idaho, and the expenses incurred in the renegotiation and cancellation of the former Chief Executive Officer's employment contract; and (5) a charge of approximately $7.4 million for the write-off of SPMI's investment in the properties held in the East Tintic Mining District in the third quarter of 1992.

      Interest income decreased by approximately $0.4 million (52.6%) from 1992 to 1993 due to the reduction in the Company's average cash balances.

      Interest expense decreased by approximately $5.8 million (51.8%) from 1992 to 1993 as a result of (1) the restructuring of approximately $57.2 million and the retirement of approximately $14.3 million of the Old Silver Indexed Bonds in December of 1992; (2) a decrease of approximately $49.6 million (86.8%) of the 8% Silver Indexed Bonds outstanding principal amount through redemptions for Common Stock in 1993; and (3) a decrease of approximately $5.1 million (72.0%) in other long term debt in 1993.

      In the fourth quarter of 1993, the Company recorded a charge of approximately $13.6 million as a result of its decision to call the remaining 8% Silver Indexed Bonds. See Note 7 of Notes to Consolidated Financial Statements.

      In the fourth quarter of 1992, the Company recorded an extraordinary gain of approximately $38.6 million representing the completion of the restructuring of the Old Silver Indexed Bonds. See Note 2 of Notes to Consolidated Financial Statements.

      In 1992, the Company recorded a charge of approximately $11.3 million representing Sunshine's estimate of the cumulative effect on prior years of a change in the method of accounting for postretirement benefits other than pensions. See Note 12 of Notes to Consolidated Financial Statements.

THE EFFECTS OF CHANGING PRICES

      Substantially all of the Company's revenues are from sales of silver. Volatility in the price of silver causes substantial fluctuations in the Company's revenues and financial condition. There are many factors which influence the volatility of silver prices. Changes in supply and demand, worldwide economic and political conditions, expectations as to inflation and speculative activity in the market all cause fluctuations in prices received. As previously discussed, the price of silver in recent years has been depressed.

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

      The financial statements filed herewith begin on page F-1 hereof.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      To the knowledge of the Company, the following persons own five percent (5%) or more of the Preferred Stock of the Company:


         (1)                              (2)                                  (3)                  (4)
       TITLE OF                    NAME & ADDRESS OF                    AMOUNT & NATURE OF        PERCENT
        CLASS                       BENEFICIAL OWNER                   BENEFICIAL OWNERSHIP       OF CLASS
-----------------------------------------------------------------------------------------------------------
$11.94 Preferred Stock         Grace Holdings, L.P.(1)                844,200 shares - direct      11.78%
                               1000 W. Diversey Pkwy., Ste. 233
                               Chicago, IL 60614
-----------------------------------------------------------------------------------------------------------

$11.94 Preferred Stock         Elliott Associates, L.P.(2)            635,800 shares - direct      8.87%
                               712 5th Avenue, 36th Fl.
                               New York, NY 10019
-----------------------------------------------------------------------------------------------------------

$11.94 Preferred Stock         Lloyd I. Miller III                    430,100(3)                   6%
                               4550 Gordon Drive
                               Naples, Florida 33940
-----------------------------------------------------------------------------------------------------------


(1) Bun Partners, Inc. is the general partner of Grace Holdings, L.P. The beneficial owner of Bun Partners, Inc. is Mr. Bradford T. Whitmore.


(2) Paul E. Singer and Braxton Associates, L.P. are the general partners of Elliott Associates, L.P. Paul E. Singer is the General Partner of Braxton Associates, L.P.

(3) Mr. Miller has sole voting power and sole dispositive power with respect to 190,500 shares and shared voting power and shared dispositive power with respect to 239,600 shares, based upon his Schedule 13D dated July 24, 1995.

      To the knowledge of the Company, no other person owns five percent (5%) or more of any class of the Company's voting securities.

      The following table presents certain information regarding the number of shares of each class of the Company's equity securities beneficially owned by each director, Named Executive Officer, and by all directors and officers as a group as of December 5, 1995. All individuals have sole voting and investment power with respect to the shares owned. To the best knowledge of the Company, all of the officers and directors of the Company intend to vote their shares of stock in favor of the Merger Proposal.



                                                                    AMOUNT AND NATURE OF       PERCENT
 NAME OF INDIVIDUAL                    TITLE OF CLASS              BENEFICIAL OWNERSHIP       OF CLASS
 ------------------                    --------------              --------------------       --------
 G. Chris Andersen                     Common Stock                      30,517(1)              --(2)
                                       Preferred Stock                      -0-                 --
 V. Dale Babbitt                       Common Stock                      11,264(1)              --(2)
                                       Preferred Stock                      500                 --(2)
 Fred C. Humphreys                     Common Stock                      19,050(1)              --(2)
                                       Preferred Stock                      -0-                 --
 Daniel D. Jackson                     Common Stock                      19,927(1)              --(2)
                                       Preferred Stock                      -0-                 --
 John S. Simko                         Common Stock                      267,805(1)             --(2)
                                       Preferred Stock                      -0-                 --
 Robert B. Smith. Jr.                  Common Stock                      10,000(1)              --(2)
                                       Preferred Stock                   20,000(2)              --(2)
 Oren G. Shaffer                       Common Stock                      22,625(1)              --(2)
                                       Preferred Stock                      -0-                 --
 William W. Davis                      Common Stock                     249,838(1)              --(2)
                                       Preferred Stock                      -0-                 --
 Robert H. Peterson                    Common Stock                     144,551(1)              --(2)
                                       Preferred Stock                      -0-                 --
 Hoffer Kaback                         Common Stock                        5,000                --(2)
                                       Preferred Stock                      -0-                 --
 Douglas K. Stewart                    Common Stock                        5,000                --(2)
                                       Preferred Stock                      -0-                 --
 George M. Elvin                       Common Stock                        5,000                --(2)
                                       Preferred Stock                      -0-                 --
 Harry F. Cougher                      Common Stock                     209,416(1)              --(2)
                                       Preferred Stock                      -0-                 --
 All officers and                      Common Stock                     999,993(3)              --(2)
 directors as a group                  Preferred Stock                   20,500                 --(2)

----------------

(1) Includes the following shares subject to purchase pursuant to stock options and warrants exercisable within sixty days: Mr. Andersen, 19,339 shares; Mr. Babbitt, 10,088 shares; Mr. Cougher, 200,300 shares; Mr. Davis, 201,218 shares; Mr. Elvin, 5,000 shares; Mr. Humphreys, 10,000 shares; Mr. Jackson, 18,809 shares; Mr. Kaback, 5,000 shares; Mr. Peterson, 125,750 shares; Mr. Simko, 216,873 shares; Mr. Shaffer, 10,875 shares; Mr. Smith, 10,000 shares; and Mr. Stewart, 5,000 shares.


(2)   Less than 1%.

(3) Includes 823,252 shares subject to purchase pursuant to stock options and warrants exercisable within 60 days.

                       DIRECTORS AND OFFICERS OF SUNSHINE

      The Board of Directors of the Company consists of the following ten directors. Upon consummation of the Merger, the Board of Directors of Sunshine Merger Company will consist of the same directors, with the exception of Messrs. Elvin, Kaback and Stewart, who were elected to the Company's Board of Directors by holders of Preferred Stock and who, incident to the elimination of the Preferred Stock, will not be directors of Sunshine Merger Company.

                                              POSITION(S) WITH COMPANY, PRINCIPAL OCCUPATION
         NAME                    AGE                       AND BUSINESS HISTORIES
         ----                    ---                       ----------------------
 G. Chris Andersen  . . .        57     Director since May 1983; until August 1995, was Vice Chairman -- PaineWebber
                                        Incorporated for more than five years prior thereto.

 V. Dale Babbitt  . . . .        59     Director since December 1992; President (for  more than the past five years) and
                                        CEO of N.L. Terteling Family Interest, Inc. (dba) J.A. Terteling & Sons Co., the
                                        Managing General  Partner for investments consisting of mining interests, oil &
                                        gas, real estate and securities.

 Fred C. Humphreys  . . .        72     Director since May 1981; Previously was  Chairman of the Board and Chief
                                        Executive  Officer (1984 to 1987) of West One Bancorp, a regional bank holding company with operations  in Idaho, Utah, Oregon and Washington.

 Daniel D. Jackson  . . .        67     Director since May 1983; Managing Director of Hambrecht & Quist, Inc., a San
                                        Francisco, California based investment banking firm since February 1990.

 Oren G. Shaffer  . . . .        53     Director since June 1993. Since October 1994, Executive Vice-President and Chief
                                        Financial Officer of Ameritech; previously was President of Vigrocap, a venture capital company (October 1991 to October 1994); and was Executive Vice
                                        President, Chief Financial Officer and Director of Goodyear Tire and Rubber Co.
                                        from January, 1990 to October 1992.

 John S. Simko  . . . . .        56     Director and President since October 1992, and Chief Executive Officer of the
                                        Company since December, 1992; previously (since 1984) served the Company as
                                        Senior Vice President and General Counsel.

 Robert B. Smith, Jr  . .        58     Director since June 1993. Mr. Smith has been  a private investor since 1984 and
                                        Trustee of the Dalkon Shield Trust since 1989.

 George M. Elvin  . . . .        53     Director since June 1994. Financial  Consultant (for more than the past five years) and since August 1992 is the owner and President of Windsor IBC, Inc., a brokerage firm member of the NASD.

 Hoffer Kaback  . . . . .        46     Director since June, 1994. President (for  more than the past five years) of
                                        Gloucester Capital Corporation (financial consulting); and General Partner,
                                        Bosworth Partners  (investments).

 Douglas K. Stewart . . .        44     Director since June, 1994. President (for more than five years) of Stewart &
                                        Smith, Inc., a consulting firm providing securities analysis for institutional investors.

CERTAIN OTHER MATTERS

      No family relationship exists among the directors or executive officers of the Company or its subsidiaries or divisions.

      Mr. Andersen is a director of Terex Corporation; Mr. Jackson is a director of InfoVest Corporation; Mr. Kaback is a director of Biotechnology General Corporation and Lewis Galoob Toys, Inc.; Mr. Shaffer is a director of Taiwan Equity Fund, Inc.; and Mr. Stewart is a director of Grant Geophysical, Inc. Each of these companies has a class of securities registered pursuant to
Section 12 of the Securities Exchange Act of 1934.

      The following are the executive officers of the Company (the "Named Executive Officers"). Upon consummation of the Merger, these individuals will continue in their respective positions as executive officers of Sunshine Merger Company.

                                              POSITION(S) WITH COMPANY, PRINCIPAL OCCUPATION
         NAME                    AGE                       AND BUSINESS HISTORIES
         ----                    ---                       ----------------------
 John S. Simko                   56     Director and President since October 1992, and Chief Executive Officer of the
                                        Company since December  1992; previously (since 1984) served the Company as
                                        Senior Vice President and General Counsel.

 William W. Davis                42     Executive Vice President and Chief Financial Officer since December, 1995, and
                                        Senior Vice President  and Chief Financial Officer of the Company since
                                        September 1992. Previously, from 1983, served in  various capacities as an employee of the Company.

 Robert H. Peterson              58     Senior Vice President and Chief Operating Officer-Refining of the Company since
                                        September 1992.  Previously since 1980, served in various capacities as an employee of the Company.

 Harry F. Cougher                53     Senior Vice President and Chief Operating Officer-Mining since January 1994.
                                        Previously, since 1984,  served in various capacities as an employee of the
                                        Company.

----------------

SUMMARY COMPENSATION TABLE


                                                                              LONG TERM COMPENSATION
                    ANNUAL COMPENSATION                             AWARDS           PAYOUTS
---------------------------------------------------------------  ------------        -------
         (A)                      (B)       (C)          (D)          (G)               (H)             (I)
                                                                  SECURITIES
                                                                  UNDERLYING          LTIP          ALL OTHER
                                           SALARY       BONUS    OPTIONS/SARS        PAYOUTS       COMPENSATION
 NAME AND PRINCIPAL POSITION     YEAR       ($)          ($)          (#)              ($)            ($)(3)
-----------------------------    ----     -------      --------------------------- -----------   ----------------
 John S. Simko,                  1995     297,832         0         100,000             0             15,525
 CEO and President               1994     271,527         0          65,000             0             14,370
                                 1993     258,086     38,727(1)      50,000         52,500(4)         11,103

 William W. Davis,               1995     177,650         0         100,000             0             15,525
 Exec. Vice Pres. & Chief        1994     166,096    25,000(2)       50,000             0             14,370
 Financial Officer               1993     161,260    24,406(1)       50,000             0              4,308

 Robert H. Peterson,             1995     182,348         0          75,000             0             15,525
 Sr. Vice Pres. & Chief          1994     169,861         0            0                0             14,250
 Operating Officer-Refining      1993     162,586    24,163(1)       50,000             0              4,497

 Harry F. Cougher                1995     114,354         0         100,000             0             11,765
 Sr. Vice Pres. &                1994     100,677         0         50,0000             0              8,925
 Chief Operating Officer-Mining


----------------
(1) Consists of stock bonuses awarded to Messrs. Simko, Davis and Peterson valued at $38,727, $24,406, and $24,163 respectively. Stock distributed was adjusted to account for estimated taxes, resulting in net stock issuance of 13,676 shares, 9,752 shares, and 8,533 shares to Messrs. Simko, Davis and Peterson respectively. The sale of these shares was restricted until June 16, 1994.

(2)   Cash bonus paid to Mr. Davis in December, 1994.


(3) Includes income received pursuant to the Company's Employees Savings and Security Plan (the "Savings Plan") and the Sunshine Defined Contribution Plan (the "DC Plan"). Payments to Mr. Simko under the Savings Plan were $4,500, $4,620 and $4,497, in 1995, 1994 and 1993, respectively; payment to Mr Simko under the DC Plan was $11,025 and $9,750 in 1995 and 1994. In 1993, Mr. Simko received reimbursement for moving expenses, pursuant to Company policy of $6,606. Payments to Mr. Davis under the Savings Plan were $4,500, $4,620 and $4,308, in 1995, 1994 and 1993, respectively;
      payment to Mr. Davis under the DC Plan was $11,025 and $9,750 in 1995 and 1994, respectively. Payments to Mr. Peterson under the Savings Plan were $4,500, $4,500 and $4,497 in 1995, 1994 and 1993, respectively; payment to Mr. Peterson under the DC Plan was $11,025 and $9,750 in 1995 and 1994, respectively. Payments to Mr. Cougher under the Savings Plan were $3,360 and $2,945 for 1995 and 1994, respectively; payments to Mr. Cougher under the DC Plan were $5,980 and $8,405 for 1995 and 1994, respectively. The Savings Plan is an individual account plan which provides for deferred compensation as described in Section 401(k) of the Internal Revenue Code and is subject to and complies with all of the principal protective provisions of Titles I and II of the Employee Retirement Income Security Act of 1974 ("ERISA"). The DC Plan replaced the Company's Defined Benefit Pension Plan as of January 1, 1994, and is subject to and complies with ERISA.



            All employees of the Company, other than those covered by a collective bargaining agreement, may elect to participate in the Savings Plan and systematically save a portion of their compensation and defer federal income taxes on such portion. In addition, the Company may, at its discretion, match a portion of the individuals employee's elected deferrals. For 1995, the Company chose to match employee deferrals up to a maximum of 6% of their salary at a rate of 50% of the amount so deferred. Employees' elective deferrals may be used to purchase shares of Common Stock and the Company may make its contribution to the Savings Plan in cash or Common Stock. Unless otherwise elected, distributions from the Savings Plan are made in lump sum payments. Employees may not withdraw funds from the Savings Plan except upon termination of employment or special hardship.


            At December 31, 1995, there were approximately 70 participants in the Savings Plan and DC Plan which together held approximately 150,000 shares (less than 1% of the outstanding) of Common Stock in addition to its other investments. Shares purchased in accordance with the direction of participating employees are voted in accordance with their instructions. Shares contributed by the Company are voted by the Trustee.


(4) Payments received by Mr. Simko as a result of the termination of the Deferred Performance Incentive Compensation ("DPIC") Plan. In December 1992, that plan, which had been frozen since 1991 at 1990 levels, was terminated as to all employees other than Mr. Simko; with respect to Mr. Simko, that plan was terminated in February 1993. The DPIC Plan was established in 1989 with a term of six (6) years, and provided for the annual vesting of benefits after 1991. Upon termination of the DPIC Plan, only those benefits that had vested were paid to participants. No specified performance target, goal or condition to payment was waived with respect to the payment of benefits under the DPIC Plan.

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR


      Incentive stock options were granted to the Named Executive Officers in the year ended December 31, 1995, as follows:



                                                                                               POTENTIAL REALIZABLE
                                                                                                 VALUE OF ASSUMED
                                                                                                   STOCK PRICE
                                                                                                 APPRECIATION FOR
                                 INDIVIDUAL GRANTS(2)                                              OPTION TERMS
                        ----------------------------------------------------                  -----------------------
                        (A)           (B)                  (C)            (D)          (E)        (F)        (G)
                        ---------------------------------------------------------------------------------------------
                                                        % OF TOTAL
                                                       OPTIONS/SARS
                              NUMBER OF SECURITIES      GRANTED TO    EXERCISE OR
                            UNDERLYING OPTIONS/SARS    EMPLOYEES IN   BASE PRICE   EXPIRATION
          NAME                    GRANTED (#)          FISCAL YEAR     ($/SH)(1)      DATE       5%($)     10%($)
          ----           ------------------------------------------------------------------------------------------
 John Simko, CEO  . . .     100,000 shares - Common        8.9            1.50      12/07/05    $94,334   $239,061

 William W. Davis . . .     100,000 shares - Common        8.9            1.50      12/07/05    $94,334   $239,061

 Harry F. Cougher . . .     100,000 shares - Common        8.9            1.50      12/07/05    $94,334   $239,061

 Robert H. Peterson . .      75,000 shares - Common        6.7            1.50      12/07/05    $70,751   $179,296


_______________

(1)   The options are exercisable on or after December 7, 1995.



(2) Subject to shareholder approval of the 1995 Employee Nonqualified Stock Option Plan of Sunshine Mining and Refining Company (the "1995 Plan") the Board of Directors granted 750,000, 500,000, 200,000, and 100,000 options to Messrs. Simko, Davis, Cougher and Peterson, respectively. If the 1995 Plan is approved by shareholders at the Company's 1996 Annual Meeting, the grants reflected in the table will become null and void. The grants under the 1995 Plan have an exercise price of $1.50, expire December 7, 2005 and are exercisable after shareholder approval. If the 1995 Plan is approved, the potential realizable value assuming 5% stock price appreciation would be $707,505, $471,670, $188,668 and $94,334 for
      Messrs. Simko, Davis, Cougher and Peterson, respectively. Assuming 10% stock price appreciation, the potential realizable value would be $1,792,958, $1,195,305, $478,122 and $239,061 for Messrs. Simko, Davis,
      Cougher and Peterson respectively.



AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUES



      The following table provides information on option/SAR exercises in fiscal 1995 by the Named Executive Officers and the value of such officers' unexercised options/SARs at December 31, 1995.



         (A)                (B)        (C)                 (D)                               (E)
----------------------------------------------------------------------------------------------------------------
                          SHARES     VALUE        NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                       ACQUIRED ON  REALIZED     UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS/SARS
                      EXERCISE (#)     ($)      OPTIONS/SARS AT FY-END (#)           AT FY-END ($)(2)
                      ------------  --------  ------------------------------ -----------------------------------
         NAME                                EXERCISABLE(1)   UNEXERCISABLE     EXERCISABLE      UNEXERCISABLE
         ----                                --------------   -------------     -----------      -------------
John S. Simko, CEO  . .     0          0        215,000              0               0                 0
William W. Davis  . . .     0          0        200,000              0               0                 0
Robert H. Peterson  . .     0          0        125,000              0               0                 0
Harry F. Cougher  . . .     0          0        200,000              0               0                 0

---------------

(1) 100,000 options were granted to Messrs. Simko, Davis and Cougher, and 75,000 options to Mr. Peterson, on December 7, 1995, at the most recent closing sale price of the Common Stock of $1.50. The remaining options were granted on June 22, 1993 and December 8, 1994, at the most recent closing sale price of the Common Stock of $1.625.



(2) Based on the NYSE closing per share sale price of the Common Stock on December 29, 1995 of $1.25.


LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR


      The Company did not grant any long-term incentive plan awards in 1995, and currently does not maintain a long-term incentive plan. See footnote 4 to the Summary Compensation Table with respect to the termination of the Company's Deferred Performance Incentive Compensation Plan.


PENSION PLANS

      On December 31, 1993, the Company froze its Defined Benefit Pension Plan (the "Pension Plan"), which was replaced as of January 1, 1994, by the Company's DC Plan. The Pension Plan was maintained for the benefit of employees, except those covered by a collective bargaining agreement. The following table shows the estimated annual benefits payable under the Pension Plan as in effect on December 31, 1993; after that date benefits ceased to accrue under the Pension Plan. The examples assume retirement at normal retirement age of 65 after assumed periods of service, and a fixed level of social security benefits.

                                            RETIREMENT BENEFIT AT AGE 65(1)(2)
       ---------------------------------------------------------------------------------------------------
                                                     YEARS OF SERVICE
       ---------------------------------------------------------------------------------------------------
       REMUNERATION           5          10             15              20             25            30
       ------------       -------      -------        -------        -------        --------      --------
           75,000          $6,000      $12,000        $18,500        $24,000        $30,000        $36,500
          100,000           8,000       16,000         25,000         33,000         41,000         49,000
          150,000          13,000       25,000         38,000         51,000         64,000         76,000
          200,000          17,000       34,000         52,000         69,000         86,000        103,000
          250,000          22,000       43,000         65,000         87,000        109,000        115,641
          300,000          26,000       52,000         79,000        105,000        115,641        115,641
          350,000          31,000       61,000         92,000        115,641        115,641        115,641

_______________
(1) On December 31, 1993, the maximum allowable annual benefit was $115,641 under the 1982 Tax Equity and Fiscal Responsibility Act ("TEFRA"), as adjusted.

(2) Because of the termination of the Company's previous defined benefit retirement plan during 1986, salaried employees received annuities. Messrs. Simko, Peterson, Davis, and Cougher received annuities providing for annual payments of $10,572, $15,803, $7,320, and $4,638, respectively, at age 65. All officers as a group who were participants (4 persons, Messrs. Simko, Peterson, Davis and Cougher) would receive a minimum of $38,333 per year in the aggregate at their normal retirement date. Upon retirement, the annuity payments will be offset against the retirement benefits payable pursuant to the above table.

      At the time that benefits ceased to accrue under the Pension Plan (December 31, 1993), the covered compensation of the person listed in the Summary Compensation Table above who participated in the Pension Plan did not differ substantially from the aggregate cash compensation set forth in the table and footnotes thereto, except that Mr. Simko's compensation for pension purposes was limited to $235,840, the then maximum recognizable pay for tax-qualified retirement plans. The years of credited service at December 31, 1993, for Mr. Simko was nine years; for Mr. Davis was ten years; for Mr. Peterson was thirteen years; and for Mr. Cougher was nine years. Pursuant to the early retirement program, employees who are age 55 and who have fifteen years of employment with the Company are eligible for early retirement, and will receive approximately 75% of the accrued benefits they would have received at age 65. Mr. Simko's employment contract provides that he shall be eligible for early retirement notwithstanding that he will have less than fifteen years of service with the Company upon expiration of his employment contract. See "EMPLOYMENT CONTRACTS".

OPTIONS GRANTED TO MANAGEMENT

      The Company currently has in effect two stock option plans, the 1987 Employee Non-Qualified Stock Option Plan ("the 1987 Plan") and the 1993 Incentive Stock Option Plan (the "1993 Plan"). The 1987 Plan provides for the granting from time to time of options to purchase shares of Common Stock to key employees or potential key employees of the Company and its subsidiaries. The 1987 Plan also provides that all non-employee directors automatically receive an option for 5,000 shares of Common Stock on August 30 each year during the term of the 1987 Plan. Options granted to non- employee directors under 1987 Plan vest on, and are exercisable on and after, the first anniversary of the date granted. Vesting for options granted to employees is determined by the directors when granted. Options granted under 1987 Plan prior to June 20, 1994, expire 5 years following the date of the grant; options granted under the 1987 Plan after that date expire 10 years following the date of grant.

      The 1993 Plan provides for the granting, from time to time, to key employees (including officers and directors who are employees) of the Company and its subsidiaries of options including Incentive Stock Options ("ISOs") to purchase up to an aggregate of 2,000,000 shares of the Common Stock. Under the 1993 Plan, the Compensation and Transaction Committee of the Company is authorized to determine the individuals to whom and the time or times at which options will be granted, the number of shares to be subject to each option and to interpret the provisions and supervise the administration of the 1993 Plan. Subject to adjustment in the event of stock dividends, stock splits or similar recapitalization, the shares of Common Stock subject to option under the 1993 Plan are purchased at a price which will not be less than 100% of the fair market value of the Common Stock on the date of the grant. Each option granted under the 1993 Plan vests one year from the date of grant, and shall be for a term not in excess of ten years from the date the option is granted.


      On December 7, 1995, the Company issued stock options to certain key employees of the Company for a total of 1,122,000 shares of Common Stock; 437,000 under the 1993 Plan and 785,000 under the 1987 Plan. The per share exercise price for those options is $1.50.



      Subject to shareholder approval, the Board of Directors adopted the 1995 Employee Nonqualified Stock Option Plan (the "1995 Plan") and awarded 3,160,000 options to key employees and directors. To encourage stock ownership by key employees and directors and provide an employment incentive, the 1995 Plan provides for the granting from time to time of options to purchase shares of Common Stock to key employees or potential key employees of the Company or its subsidiaries and, on December 7 each year, automatic grants of 25,000 options to each nonemployee director. The total number of shares of Common Stock which may be purchased pursuant to options granted under the 1995 Plan shall not exceed 20,000,000 shares. Vesting for options granted to employees is determined by the directors when granted and expire 10 years following date of grant. The exercise price for options granted shall not be less than the fair market value of Common Stock on the date of grant.


COMPENSATION OF DIRECTORS


      Directors of the Company who are full-time employees do not receive any additional compensation for their services on the Board of Directors or committees thereof. Each non-employee director receives an annual retainer of 3,350 troy ounces of silver or 50 troy ounces of gold, in addition to 235 troy ounces of silver or 3.5 troy ounces of gold per day for each Board or committee meeting attended. During 1995, non-employee directors received gold valued as follows: Messrs. Andersen ($23,314.70), Babbitt ($26,019.15), Humphreys ($24,663.95), Jackson ($26,019.15), Shaffer ($21,979.45), Smith ($24,663.95),
Stewart ($26,013.20), Elvin ($24,663.95), and Kaback ($26,019.15). In addition, pursuant to the 1987 Plan, all non- employee directors automatically receive an option for 5,000 shares of Common Stock on August 30 of each year during the term of the 1987 Plan.

EMPLOYMENT CONTRACTS

      Effective January 1, 1994, Mr. Simko, Mr. Davis, Mr. Peterson and Mr. Harry F. Cougher entered into written employment agreements (the "Employment Agreements") with the Company. Each of the Employment Agreements is for a term of three years. In 1995, the Employment Agreements for Mr. Simko, Mr. Davis and Mr. Cougher were amended to extend the term for each agreement for an additional three years to December 31, 1999.

      Pursuant to the Employment Agreements, Messrs. Simko, Davis, Peterson, and Cougher (collectively the "Contracting Employees") are to receive annual base compensation of $250,000, $160,000, $156,000 and $92,000, respectively, which may be increased by the Board of Directors. In the event of the disability or death of a Contracting Employee, the Employment Agreement provides for the continued payment of the base compensation for the remaining term of the agreement, subject to reduction for disability payments separately provided by the Company. In addition, the Contracting Employees may receive such annual incentive compensation based on the performance of the Company or other criteria as may be awarded in the discretion of the Board of Directors, and will participate in any employee benefit plan, employee welfare plan, deferred compensation plan, stock option plan, or any other plan or arrangement of the Company now or hereafter adopted for the benefit of officers or employees generally. In addition, Mr. Simko's agreement provides that he is deemed to have qualified for early retirement under the Company's pension plan for staff employees, notwithstanding that at the expiration of the agreement he shall have less than 15 years of service with the Company.

      Pursuant to the Employment Agreements, the Company will indemnify each Contracting Employee in the event that he is made, or threatened to be made, a party to any action or proceeding, including any action by or in the right of the Company by reason of the provision of services by him to the Company. Claims or controversies arising under the Employment Agreement will be resolved through arbitration, and all resulting legal and accounting fees and other expenses will be paid by the Company.

      Pursuant to the Employment Agreements, a Contracting Employee's employment may be terminated by mutual agreement between the Contracting Employee and the Company, by the death of the Contracting Employee, or for cause.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Since the beginning of the last fiscal year, the following transactions occurred between the Company and certain officers and directors or affiliates thereof. With respect to each transaction, the Company has determined that the terms of each arrangement were as fair as could have been obtained from unaffiliated persons.

      PaineWebber, Incorporated was retained by the Company to act as a financial advisor in connection with the Company's Rights Offering in 1994. The Company paid a fee of $250,000 to PaineWebber in connection with those services (plus reimbursement of certain expenses). Mr. G. Chris Andersen, a director of the Company, was, until August of 1995, Vice Chairman of PaineWebber, Incorporated.

      Effective January 1, 1994, the Company entered into employment agreements with Messrs. Simko, Davis, Peterson and Cougher. See "EMPLOYMENT CONTRACTS."

               COMPENSATION AND TRANSACTION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

      The following non-employee directors served on the Compensation and Transaction Committee of the Company's Board of Directors during the last completed fiscal year: Daniel D. Jackson, Chairman, V. Dale Babbitt and Hoffer Kaback. There are no compensation committee interlocks.

                                 LEGAL OPINION


      The validity of the authorization and issuance of the securities of Sunshine Merger Company offered hereby is being passed upon for Sunshine Merger Company by Evans, Keane, LLP, of Boise, Idaho. The Company has received an opinion from Hawley, Troxell, Ennis & Hawley, of Boise, Idaho, regarding the material Federal income tax consequences of the Merger.


                                    EXPERTS

      The consolidated financial statements of Sunshine at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, appearing in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 EXCHANGE AGENT

      Sunshine Merger Company has appointed American Stock Transfer & Trust Company, as Exchange Agent for the Merger. Certificates representing shares of Preferred Stock should not be submitted for exchange until the holder thereof receives a letter of transmittal from the Exchange Agent following the Effective Date of the Merger. It will not be necessary for the holders of Common Stock to surrender or exchange their Common Stock certificates for new certificates representing New Common Stock. Sunshine Mining and Refining Company will pay the fees and expenses of the Exchange Agent.

                               INFORMATION AGENT

      Sunshine Merger Company has appointed The Herman Group, Dallas, Texas, as Information Agent for the Merger. Any questions regarding or requests for additional copies of this Proxy Statement/Prospectus may be directed to the Information Agent at the telephone number and address below:

                 The Herman Group, Inc.
                 13760 Noel Road, Suite 320
                 Dallas, Texas 75240
                 Telephone:   (800) 747-2967
                 Telecopier:  (214) 991-4422
                              (214) 991-4432

         Sunshine Mining and Refining Company will pay the fees and expenses of the Information Agent.

                             SHAREHOLDER PROPOSALS

         Shareholder proposals submitted for inclusion in Sunshine Merger Company's (the corporate name of which will be changed to Sunshine Mining and Refining Company upon consummation of the Merger) 1996 proxy materials and consideration at its 1996 annual meeting must be received on or before January 6, 1996. Proposals should be sent to: Sunshine Mining and Refining Company, Attention Corporate Secretary, 877 West Main Street, Suite 600, Boise, Idaho 83702.

OTHER MATTERS

         At the date of this Proxy Statement/Prospectus, the Board of Directors knows of no other matters which will be presented for consideration at the Special Meeting. If any such other matters are properly presented for action at the Special Meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares represented by the proxy in accordance with their judgment on such matters.

         All expenses in connection with this solicitation of proxies will be borne by the Company. In addition to solicitation by mail, directors, officers and regular employees of the Company may solicit proxies by telephone, telegram, mail or in person. The Company may also reimburse brokers and other custodians, nominees and fiduciaries holding shares in their names, for their reasonable expenses in sending material to the beneficial owners of shares and obtaining their proxies.

         Copies of the Company's annual report on Form 10-K for the year ended December 31, 1994, may be obtained without charge by writing to the Company at 877 West Main Street, Suite 600, Boise, Idaho 83702, Attn: Rebecca L. Saunders, Secretary, or by telephone request to (208) 345-0660.

         The Company has engaged The Herman Group, Dallas, Texas to solicit proxies. The Herman Group will be paid a fee of plus actual expenses incurred, for this service.

                                        BY ORDER OF THE BOARD OF DIRECTORS



                                        REBECCA L. SAUNDERS
                                        Secretary



February 9, 1996

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                                   Page
                                                                                                                   ----
Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          F-2

Consolidated financial statements:
    Consolidated balance sheets at December 31, 1994 and 1993   . . . . . . . . . . . . . . . . . . . . .          F-3
    Consolidated statements of operations for the years ended
         December 31, 1994, 1993, and 1992  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          F-5
    Consolidated statements of cash flows for the years ended
         December 31, 1994, 1993, and 1992  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          F-6
    Consolidated statements of stockholders' equity for the years ended
         December 31, 1994, 1993, and 1992  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          F-8
    Notes to consolidated financial statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         F-10

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Sunshine Mining and Refining Company

         We have audited the accompanying consolidated balance sheets of Sunshine Mining and Refining Company (the "Company") as of December 31, 1994 and 1993, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunshine Mining and Refining Company at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



                                                            ERNST & YOUNG LLP

Dallas, Texas
February 28, 1995

                      SUNSHINE MINING AND REFINING COMPANY

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1993
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS



                                                                        1994           1993
                                                                    ------------     ---------
Current assets:
   Cash and cash investments  . . . . . . . . . . . . . . . . .     $     26,581     $   4,304
   Silver bullion (Note 4)  . . . . . . . . . . . . . . . . . .            8,408         8,873
   Accounts receivable  . . . . . . . . . . . . . . . . . . . .              416           308
   Inventories (Note 4) . . . . . . . . . . . . . . . . . . . .            3,151         3,664
   Marketable securities  . . . . . . . . . . . . . . . . . . .            1,097             -
   Restricted cash (Note 2) . . . . . . . . . . . . . . . . . .                -         1,486
   Other current assets . . . . . . . . . . . . . . . . . . . .            1,367         1,225
                                                                    ------------     ---------
        Total current assets  . . . . . . . . . . . . . . . . .           41,020        19,860



Investments . . . . . . . . . . . . . . . . . . . . . . . . . .            4,229         5,150



Property, plant, and equipment, at cost (Note 5)  . . . . . . .          137,798       137,573
   Less accumulated depreciation, depletion, and amortization .          (66,390)      (62,223)
                                                                    ------------     ---------
                                                                          71,408        75,350
                                                                    ------------     ---------
        Total assets  . . . . . . . . . . . . . . . . . . . . .     $    116,657     $ 100,360
                                                                    ============     =========


    The accompanying notes are an integral part of the financial statements.

                      SUNSHINE MINING AND REFINING COMPANY

                           DECEMBER 31, 1994 AND 1993
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                      LIABILITIES AND STOCKHOLDERS' EQUITY





                                                                        1994           1993
                                                                    ------------     ---------
Current liabilities:
   Accounts payable . . . . . . . . . . . . . . . . . . . . . .     $        435     $   1,035
   Accrued expenses (Note 6)  . . . . . . . . . . . . . . . . .            2,048         3,109
   Current portion of long-term debt (Note 8) . . . . . . . . .                -            65
                                                                    ------------     ---------
        Total current liabilities . . . . . . . . . . . . . . .            2,483         4,209

8% Silver Indexed Bonds (Notes 2 and 7)   . . . . . . . . . . .                -         7,571

Other long-term debt (Note 8) . . . . . . . . . . . . . . . . .            1,519         1,922

Accrued pension and other postretirement benefits (Note 11) . .            6,811        14,348

Other long-term liabilities and deferred
   credits (Notes 9 and 12) . . . . . . . . . . . . . . . . . .            5,436         5,067

Commitments and contingencies (Notes 4, 5, 9, and 12)

Stockholders' equity (Notes 8 and 10):
   Cumulative redeemable preferred stock - aggregate
        redemption value: 1994 - $119,675; 1993 - $111,148  . .           80,707        78,774
   Common stock - par value: $0.01; 400,000 shares authorized;
        shares issued: 1994 - 196,659; 1993 - 172,223 . . . . .            1,967         1,722
   Paid-in capital  . . . . . . . . . . . . . . . . . . . . . .          623,181       585,338
   Deficit  . . . . . . . . . . . . . . . . . . . . . . . . . .         (605,410)     (598,554)
                                                                    ------------     ---------
                                                                         100,445        67,280
   Less treasury stock, 3,664 shares, at cost . . . . . . . . .              (37)          (37)
                                                                    ------------     ---------
                                                                         100,408        67,243
                                                                    ------------     ---------
        Total liabilities and stockholders' equity  . . . . . .     $    116,657     $ 100,360
                                                                    ============     =========


    The accompanying notes are an integral part of the financial statements.

                      SUNSHINE MINING AND REFINING COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                   1994           1993           1992
                                                                 --------       --------       --------
Operating revenues (Note 13)  . . . . . . . . . . . . . . . .    $ 17,412       $ 17,581       $ 12,926

Costs and expenses:
   Cost of revenues . . . . . . . . . . . . . . . . . . . . .      18,530         15,817         14,398
   Depreciation, depletion, and amortization (Note 5) . . . .       4,167          5,916          6,291
   Exploration  . . . . . . . . . . . . . . . . . . . . . . .       1,888          1,480          1,942
   Metallurgical research . . . . . . . . . . . . . . . . . .         230            201            239
   Selling, general, and administrative expense . . . . . . .       5,449          5,080          7,017
   Curtailment gain on postretirement benefits other than
     pensions (Note 11)   . . . . . . . . . . . . . . . . . .      (6,936)             -              -
   Restructuring expense  . . . . . . . . . . . . . . . . . .           -              -          3,000
   Loss on disposal of mineral interests (Note 5) . . . . . .           -              -          7,411
                                                                 --------       --------       --------
                                                                   23,328         28,494         40,298
                                                                 --------       --------       --------

Operating loss  . . . . . . . . . . . . . . . . . . . . . . .      (5,916)       (10,913)       (27,372)

Other income (expense):
   Interest income  . . . . . . . . . . . . . . . . . . . . .       1,134            338            713
   Interest expense . . . . . . . . . . . . . . . . . . . . .      (1,222)        (5,401)       (11,210)
   Loss on induced conversion of 8% Silver Indexed Bonds
     (Note 7)   . . . . . . . . . . . . . . . . . . . . . . .           -        (12,467)             -
   Other, net . . . . . . . . . . . . . . . . . . . . . . . .       1,081           (168)        (2,392)
                                                                 --------       --------       --------
                                                                      993        (17,698)       (12,889)
                                                                 --------       --------       --------
Loss from continuing operations . . . . . . . . . . . . . . .      (4,923)       (28,611)       (40,261)

Discontinued operations, net of applicable
   income taxes (Note 3)  . . . . . . . . . . . . . . . . . .           -              -           (403)
                                                                 --------       --------       --------
Loss before extraordinary item and cumulative effect of a
   change in accounting principle . . . . . . . . . . . . . .      (4,923)       (28,611)       (40,664)
Extraordinary item - gain (loss) on extinguishments of Silver
   Indexed Bonds (Notes 2 and 7)  . . . . . . . . . . . . . .           -        (13,646)        38,638
Cumulative effect on prior years of a change in the method
   of accounting for postretirement benefits other than
   pensions (Note 11) . . . . . . . . . . . . . . . . . . . .           -              -        (11,346)
                                                                 --------       --------       --------
Net loss  . . . . . . . . . . . . . . . . . . . . . . . . . .      (4,923)       (42,257)       (13,372)
Preferred dividend requirements (Note 10) . . . . . . . . . .      10,460         10,820         11,488
                                                                 --------       --------       --------
Loss applicable to common shares  . . . . . . . . . . . . . .    $(15,383)      $(53,077)      $(24,860)
                                                                 ========       ========       ========
Loss per common share:
   Continuing operations  . . . . . . . . . . . . . . . . . .    $  (0.08)      $  (0.25)      $  (0.44)
   Discontinued operations  . . . . . . . . . . . . . . . . .           -              -              -
   Extraordinary items  . . . . . . . . . . . . . . . . . . .           -          (0.09)           .33
   Cumulative effect of change in accounting principle  . . .           -              -          (0.10)
                                                                 --------       --------       --------
   Loss per common share  . . . . . . . . . . . . . . . . . .    $  (0.08)      $  (0.34)      $  (0.21)
                                                                 ========       ========       ========
Weighted average common shares outstanding  . . . . . . . . .     185,634        155,383        118,740
                                                                 ========       ========       ========


    The accompanying notes are an integral part of the financial statements.

                      SUNSHINE MINING AND REFINING COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
                                 (IN THOUSANDS)


                                                                    1994          1993           1992
                                                                  -------       --------       --------
Cash used by operating activities:
   Loss from continuing operations  . . . . . . . . . . . . .     $(4,923)      $(28,611)      $(40,261)
   Adjustments to reconcile loss from continuing operations
     to net cash used by continuing operations:
        Depreciation, depletion, and amortization . . . . . .       4,167          5,916          6,291
        Curtailment gain on postretirement benefits other than
          pension (Note 11)   . . . . . . . . . . . . . . . .      (6,936)             -              -
        Amortization of discount on Silver Indexed Bonds  . .           -            682          2,992
        Loss on induced conversion of 8% Silver Indexed
          Bonds (Note 7)  . . . . . . . . . . . . . . . . . .           -         12,467              -
        Interest accrued but not paid . . . . . . . . . . . .           -              -          6,559
        Provision for restructuring expense . . . . . . . . .           -              -          3,000
        Realized and unrealized (gains) losses:
          Disposal of mineral interests (Note 5)  . . . . . .           -              -          7,411
          Disposal of other property  . . . . . . . . . . . .           -              -            644
          Marketable equity securities  . . . . . . . . . . .           -            324            215
        Issuances of common stock:
          Interest on 8% Silver Indexed Bonds   . . . . . . .         449          3,519              -
          Services provided and other   . . . . . . . . . . .           -            780            178
        Net (increase) decrease in:
          Silver bullion  . . . . . . . . . . . . . . . . . .         465         (2,051)        (2,464)
          Accounts receivable   . . . . . . . . . . . . . . .        (109)         1,146            791
          Inventories   . . . . . . . . . . . . . . . . . . .         513           (704)         4,204
          Other current assets  . . . . . . . . . . . . . . .        (142)          (578)           492
          Other assets and deferred charges   . . . . . . . .           -              -            396
        Net increase (decrease) in:
          Accounts payable  . . . . . . . . . . . . . . . . .        (600)           232            137
          Accrued expenses  . . . . . . . . . . . . . . . . .      (1,061)           266         (4,634)
          Accrued pension and other postretirement benefits          (601)           595           (336)
          Other liabilities and deferred credits  . . . . . .         369         (1,581)         1,150
                                                                  -------       --------       --------
        Net cash used by continuing operations  . . . . . . .      (8,409)        (7,598)       (13,235)
        Net cash provided by discontinued operations  . . . .           -              -          1,217
                                                                  -------       --------       --------
        Net cash used by operating activities . . . . . . . .     $(8,409)     $  (7,598)      $(12,018)
                                                                  -------       --------       --------

                      SUNSHINE MINING AND REFINING COMPANY

             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
                                 (IN THOUSANDS)



                                                                  1994            1993           1992
                                                                ---------       --------       --------
Cash provided (used) by investing activities:
   Additions to property, plant, and equipment  . . . . . . .   $    (225)      $ (1,047)      $    (90)
   Proceeds from the disposal of property, plant, and
     equipment  . . . . . . . . . . . . . . . . . . . . . . .           -              -              5
   Other, principally sale of marketable equity securities and
     investments  . . . . . . . . . . . . . . . . . . . . . .        (175)         6,258            122
   Investing activities of discontinued operations:
     Proceeds from sale of oil and gas properties (Note 3)  .           -              -         10,043
     Expenses of sale   . . . . . . . . . . . . . . . . . . .           -              -           (725)
                                                                ---------       --------       --------
        Net cash provided (used) by investing activities  . .        (400)         5,211          9,355
                                                                ---------       --------       --------

Cash provided (used) by financing activities:
   Proceeds from issuance of common stock and warrants
     upon sale of units, net (Note 10)  . . . . . . . . . . .      29,763              -              -
   Proceeds from issuance of common stock upon exercise
     of stock options and warrants  . . . . . . . . . . . . .         142              -              -
   Principal repayments and retirements of long-term debt . .        (305)        (1,026)        (1,950)
   Decrease (increase) in restricted cash . . . . . . . . . .       1,486          3,063         (5,063)
                                                                ---------       --------       --------
        Net cash provided (used) by financing activities  . .      31,086          2,037         (7,013)
                                                                ---------       --------       --------
Increase (decrease) in cash and cash investments  . . . . . .      22,277           (350)        (9,676)
Cash and cash investments, January 1  . . . . . . . . . . . .       4,304          4,654         14,330
                                                                ---------       --------       --------
Cash and cash investments, December 31  . . . . . . . . . . .   $  26,581       $  4,304       $  4,654
                                                                =========       ========       ========
Supplemental cash flow information:
   Interest paid in cash - continuing operations  . . . . . .   $     329       $    425       $    914
                                                                =========       ========       ========



    The accompanying notes are an integral part of the financial statements.

                      SUNSHINE MINING AND REFINING COMPANY

                CONSOLIDATED  STATEMENTS OF STOCKHOLDERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
                                 (IN THOUSANDS)


                                   CUMULATIVE
                                   REDEEMABLE
                                 PREFERRED STOCK   COMMON STOCK   PAID-IN            TREASURY  STOCK
                                 ----------------------------------------------------------------------------
                                 SHARES  AMOUNT   SHARES  AMOUNT  CAPITAL    DEFICIT  SHARES  AMOUNT   TOTAL
                                 ----------------------------------------------------------------------------
Balances at December 31,
   1991 . . . . . . . . . . . .  7,366  $75,590 115,084  $57,542 $459,985   $(537,674)   4    $(30)  $ 55,413
Issuance of common stock for
   Cumulative Redeemable
   Preferred Stock (Note 10)  .   (200)  (2,067)    600      300    1,767           -    -       -          -
Issuance of common stock
   upon conversion of
   Convertible Subordinated
   Reset Debentures . . . . . .      -        -     382      191      478           -    -       -        669
Issuance of common stock for
   services and other, net  . .      -        -     227      113       60           -    3       5        178
Issuance of common stock
   upon conversion of note
   payable to former
   officer  . . . . . . . . . .      -        -   1,333      667      333           -    -       -      1,000
Issuance of common stock
   pursuant to restructuring of
   Old Silver Indexed Bonds
   (Note 2) . . . . . . . . . .      -        -  28,858   14,429    8,883           -    -       -     23,312
Net loss  . . . . . . . . . . .      -        -       -        -        -     (13,372)   -       -    (13,372)
Amortization of difference
   between carrying amount
   and redemption value of
   preferred stock  . . . . . .      -    2,959       -        -        -      (2,959)   -       -          -
                                 ----------------------------------------------------------------------------
Balances at
   December 31, 1992  . . . . .  7,166  $76,482 146,484  $73,242 $471,506   $(554,005)   7    $(25)  $ 67,200

                      SUNSHINE MINING AND REFINING COMPANY

             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
                                 (IN THOUSANDS)


                                     CUMULATIVE
                                     REDEEMABLE
                                   PREFERRED STOCK  COMMON STOCK      PAID-IN               TREASURY  STOCK
                                   -----------------------------------------------------------------------------------
                                   SHARES  AMOUNT  SHARES  AMOUNT      CAPITAL     DEFICIT   SHARES  AMOUNT   TOTAL
                                   -----------------------------------------------------------------------------------
Decrease in par value of common
   stock from $0.50 per share
   to $0.01 per share (Note 10)        -    $   -       -   $(71,777)  $  71,777     $    -       -   $   -     $    -

Issuance of common stock upon
   redemption of 8% Silver
   Indexed Bonds (Note 7) . . .        -        -  16,921        169      33,290          -       -       -     33,459
Issuance of common stock for
   interest on 8% Silver Indexed
   Bonds  . . . . . . . . . . .        -        -   2,747         28       3,491          -       -       -      3,519
Issuance of common stock upon
   conversion of Convertible
   Subordinated Reset Debentures       -        -     922          9       1,604          -       -       -      1,613
Issuance of common stock to
   retire notes payable . . . .        -        -   4,825         48       2,917          -   3,613     (36)     2,929
Issuance of common stock for
   services and other, net  . .        -        -     324          3         753          -      44      24        780
Net loss  . . . . . . . . . . .        -        -       -          -           -    (42,257)      -       -    (42,257)
Amortization of difference
   between carrying amount and
   redemption value of preferred
   stock  . . . . . . . . . . .        -    2,292       -          -           -     (2,292)      -       -          -
                                   -----------------------------------------------------------------------------------
Balances at
   December 31, 1993  . . . . .    7,166   78,774 172,223      1,722     585,338   (598,554)  3,664     (37)    67,243
Issuance of common stock
   and warrants upon sale of units
   (Note 10)  . . . . . . . . .        -        -  20,200        202      29,561          -       -       -     29,763
Issuance of common stock upon
   exercise of stock options and
   warrants . . . . . . . . . .        -        -      84          1         141          -       -       -        142
Issuance of common stock upon
   redemption of 8% Silver
   Indexed Bonds (Note 7) . . .        -        -   3,824         39       7,532          -       -       -      7,571
Issuance of common stock for
   interest on 8% Silver Indexed
   Bonds  . . . . . . . . . . .        -        -     221          2         447          -       -       -        449
Issuance of common stock upon
   conversion of Convertible
   Subordinated Reset Debentures       -        -      94          1         162          -       -       -        163
Other, net  . . . . . . . . . .        -        -      13          -           -          -       -       -          -
Net loss  . . . . . . . . . . .        -        -       -          -           -     (4,923)      -       -     (4,923)
Amortization of difference
   between carrying amount and
   redemption value of preferred
   stock  . . . . . . . . . . .        -    1,933       -          -           -     (1,933)      -       -          -
                                   -----------------------------------------------------------------------------------
Balance at December 31,
   1994 . . . . . . . . . . . .    7,166  $80,707 196,659  $   1,967    $623,181  $(605,410)  3,664    $(37)  $100,408
                                   ===================================================================================



    The accompanying notes are an integral part of the financial statements.

                      SUNSHINE MINING AND REFINING COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1994


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation and Statement Presentation

      Sunshine Mining and Refining Company ("Sunshine" or the "Company") is a holding company whose principal subsidiary is Sunshine Precious Metals, Inc. ("Sunshine Precious Metals"). Sunshine Precious Metals mines, refines, and markets silver and certain byproduct metals to commercial customers. The consolidated financial statements include the accounts of Sunshine and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

      During 1992, the Company sold substantially all of the remaining assets of its other principal subsidiary, Woods Research and Development Corporation ("Woods"), which was engaged in the development and production of oil and natural gas. On March 9, 1992, Sunshine Precious Metals filed a proceeding under Chapter 11 of Title 11 of the U.S. Bankruptcy Code. The plan of reorganization, as amended, was consummated on December 2, 1992. In December 1992, the Company discontinued minting and marketing precious metal bullion for retail sale. See Notes 2 and 3.

      Certain previously reported amounts have been reclassified to conform to the 1994 presentation.

   Cash and Cash Investments

      Cash and cash investments include certificates of deposit and other highly liquid investments with maturities of three months or less when purchased.

   Inventories and Silver Bullion

      Precious metals inventories and silver bullion are stated at estimated net realizable prices. Materials and supplies are carried at the lower of cost (principally average cost) or market.
   Revenue Recognition

      Sales of refined metals are recognized as revenue at the time of shipment to the customer. Sales of refinery residue sold directly to smelters are recorded upon settlement with the smelters. Adjustments to the carrying value of inventories held for sale or investment are included in revenues.

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Marketable Securities and Investments

      Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Adoption of SFAS No. 115 did not have a significant effect on the Company's financial position at January 1, 1994, or the results of its operations for the year ended December 31, 1994.

      All marketable securities are classified as available-for-sale securities under SFAS No. 115. Unrealized holding gains and losses on securities available-for-sale have not been significant.

      Other investments are carried at cost, which does not exceed net realizable value.

   Property, Plant, and Equipment

      Property, plant, and equipment are recorded at cost. Depreciation on buildings, leasehold improvements, and equipment is provided by straight-line or declining-balance methods at rates based on the estimated lives of the respective assets. The principal lives range from 12 to 30 years for buildings and from 3 to 10 years for equipment. See Note 5.

      Depletion of precious metal mineral interests is computed using the unit-of-production method based on estimated mineral reserves. Mine exploration costs are charged to expense as incurred. Costs of major mine improvements, including interest, are capitalized and amortized in relation to the production of estimated ore reserves.

   Income Taxes

      The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, a deferred tax asset or liability is recognized for estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred income tax assets is adjusted by a valuation allowance, if necessary, to recognize future tax benefit only to the extent, based on available evidence, it is more likely than not it will be realized. The effect on deferred taxes, of a change in income tax rates, is recognized in the period that includes the enactment date.

   Environmental Expenditures

      Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals will coincide with completion of a feasibility study or the Company's commitment to a formal plan of action.

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Earnings (Loss) Per Share

      Earnings (loss) per common share is computed by dividing the loss applicable to common stockholders by the weighted average number of common shares and common share equivalents represented by options and warrants, if such common share equivalents have a dilutive effect. Fully diluted earnings
(loss) per common share computations also assume conversion of the Convertible Subordinated Reset Debentures and the 8% Silver Indexed Bonds, if such conversion has a dilutive effect.

      For the years ended December 31, 1994, 1993, and 1992, neither the common share equivalents nor the assumed conversion of the debentures had a dilutive effect on the loss per share calculations. Accordingly, the loss per share calculations for such periods are based on the weighted average number of common shares outstanding during each year.

2. BANKRUPTCY PLAN OF SUNSHINE PRECIOUS METALS AND RESTRUCTURING

      On March 9, 1992, Sunshine Precious Metals filed a prepackaged bankruptcy plan of reorganization (the "Plan") with the objective of restructuring eight separate series of silver indexed bonds (the "Old Silver Indexed Bonds") issued from 1980 to 1986 by Sunshine Precious Metals. The Plan, as amended, was consummated on December 2, 1992. Pursuant to the amended Plan, holders of the Old Silver Indexed Bonds received: (i) $800 principal amount of a new issue of silver indexed bonds of Sunshine Precious Metals, bearing interest at an annual rate of 8%, due December 1, 2006 (the "8% Silver Indexed Bonds"), and (ii) shares of common stock having a value of $200, as determined by the Plan, for each outstanding $1,000 principal amount of Old Silver Indexed Bonds, and (iii) additional shares of common stock in satisfaction of accrued and unpaid interest. As a result, an aggregate of approximately 28.9 million shares of common stock were issued upon consummation of the Plan. See Note 7 for a summary of the terms of the 8% Silver Indexed Bonds. No other liabilities were compromised as a result of the consummation of the Plan.

      Under the Plan, the Company established a special deposit of $1 million to fund the operating deficits of Sunshine Precious Metals, in certain circumstances. These funds were released to the Company upon redemption of the remaining 8% Silver Indexed Bonds in 1994.

      As a result of the restructuring of the Old Silver Indexed Bonds in 1992, the Company recognized an extraordinary gain of approximately $38.6 million, representing the difference between the aggregate carrying value of the Old Silver Indexed Bonds and related liability for accrued interest extinguished, and the estimated aggregate fair value of the 8% Silver Indexed Bonds and the Company's common stock issued to the bondholders.

      During 1992, the Company recorded a restructuring charge of $3.0 million representing severance costs associated with the relocation of the Company's headquarters from Dallas, Texas to Boise, Idaho and costs incurred in connection with the renegotiation and cancelation of the former chief executive officer's employment contract.

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


3. DISCONTINUED OPERATIONS

      In 1992, substantially all of Woods' remaining oil and natural gas operations, consisting principally of Canadian oil and natural gas properties, were sold for approximately $10.0 million. In 1992, the Company also discontinued fabricating, minting, and marketing precious metal bullion for retail sale. The results of operations of Woods' and the retail precious metal bullion business are presented as "Discontinued operations" in the accompanying consolidated statements of operations.

      The loss from discontinued operations for the year ended December 31, 1992 is comprised of the following (in thousands):

                                                                                 1992
                                                                                -------
Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 9,097
Costs and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (9,500)
                                                                                -------
Loss from discontinued operations . . . . . . . . . . . . . . . . . . . . . .   $  (403)
                                                                                =======

4. INVENTORIES, SILVER BULLION, AND SILVER CALL OPTIONS

      Inventories at December 31 consist of the following (in thousands):

                                                                    1994          1993
                                                                   ------        ------
Precious metals inventories:
Work in process . . . . . . . . . . . . . . . . . . . . . .        $2,241        $2,766
Finished goods  . . . . . . . . . . . . . . . . . . . . . .           173           210
Materials and supplies inventories  . . . . . . . . . . . .           737           688
                                                                   ------        ------
                                                                   $3,151        $3,664
                                                                   ======        ======

      Beginning in 1991, management of the Company decided to hold as an investment, a portion of Sunshine Precious Metals' silver production, pending the recovery of silver prices. As a result, the Company held as an investment, $8.4 million and $8.9 million of silver bullion, in excess of normal operating requirements at December 31, 1994 and 1993, respectively.

      At December 31, 1994, the Company had sold covered call options on 500,000 ounces of the silver bullion held for investment. The options had strike prices ranging from $6.00 per ounce to $6.50 per ounce and were exercisable by the holders between January 31 and February 28, 1995. Option premiums received, which have not been material, are deferred and recognized at the end of the option period. At February 28, 1995, the Company had no open options outstanding.

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


5. PROPERTY, PLANT, AND EQUIPMENT

      Property, plant, and equipment at December 31 are summarized as follows (in thousands):

                                                                    1994          1993
                                                                ---------     ---------
Precious metals mineral interests . . . . . . . . . . . . .     $  82,847     $  82,847
Mine improvements . . . . . . . . . . . . . . . . . . . . .        16,849        16,849
Buildings, leasehold improvements, and equipment  . . . . .        37,052        36,833
Land  . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,050         1,044
                                                                ---------     ---------
                                                                  137,798       137,573
Less accumulated depreciation, depletion, and amortization        (66,390)      (62,223)
                                                                ---------     ---------
                                                                $  71,408     $  75,350
                                                                =========     =========

      The principal mineral interest of the Company at December 31, 1994, is the Sunshine Mine located in Kellogg, Idaho. The Company curtailed operations at the Sunshine Mine in 1991, reducing production to approximately 500 tons of ore per day, resulting in an annual production rate of approximately 2.2 to 2.5 million ounces of silver. The Company is presently exploring new areas of the Sunshine Mine with the intent of significantly improving the grade of ore mined, which, if successful, would significantly reduce the cost of production per ounce.

      Since 1982, the Company owned leasehold interests in the Burgin and Trixie Mines located in the East Tintic Mining District (the "District") near Eureka, Utah. In 1992, the Company suspended operations at the Trixie Mine and returned all properties held in the District, including the Burgin Mine, to the respective lessors. As a result, the investment in these properties ($7.1 million) and related inventories ($.3 million) was written-off as of September 30, 1992.

      Effective January 1, 1994, the Company extended the estimated remaining useful lives of the buildings and equipment of the silver refinery six to ten years based upon available technology and anticipated severity of service. The effect of this change in accounting estimate was to decrease depreciation expense and the net loss for the year ended December 31, 1994, by approximately $1.1 million or $.01 per common share.

      The Company periodically, and at least annually, evaluates its mining properties for permanent impairment, based on undiscounted expected future cash flows. Such estimates are based on assumptions as to future silver prices, mining costs, and recoverable reserves which management believes are reasonable, based on historical silver prices and production. The Company currently believes that the price of silver will increase to its normal historical trading range and that additional reserves of higher grades than have been mined recently are present in the Sunshine Mine. Accordingly, the Company does not believe it is probable that its investment in its mining properties, including the Sunshine Mine, has been permanently impaired at December 31, 1994. However, unless the price of silver increases or the cost of production per ounce is reduced, the Company will not be able to recover its investment in the Sunshine Mine.

      As a result of low through-put resulting from curtailed operations at the Sunshine Mine, the Company expects to temporarily suspend operation of the silver refinery in 1995. Operations will be

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


5. PROPERTY, PLANT, AND EQUIPMENT (CONTINUED)

suspended until higher levels of through-put are achievable either through increased production from the Sunshine Mine or through the reopening of other mines in the Coeur d'Alene Mining District.

6. ACCRUED EXPENSES

      Accrued expenses at December 31 consist of the following (in thousands):

                                                                    1994          1993
                                                                  -------       -------
Compensation, vacation, and severance . . . . . . . . . . .       $   788       $   762
Interest  . . . . . . . . . . . . . . . . . . . . . . . . .            63           126
Taxes, other than income taxes  . . . . . . . . . . . . . .           182         1,138
Environmental remediation (Note 12) . . . . . . . . . . . .           400           400
Other . . . . . . . . . . . . . . . . . . . . . . . . . . .           615           683
                                                                  -------       -------
                                                                  $ 2,048       $ 3,109
                                                                  =======       =======

7. 8% SILVER INDEXED BONDS

      During 1993 and 1994, the Company retired all of its outstanding 8% Silver Indexed Bonds through various redemption transactions for the Company's common stock, which are described below. As a result of these transactions, in 1993, the Company recorded a charge of $12.5 million, representing the loss on an induced conversion, and an extraordinary charge of $13.6 million, relating to the redemption of the remaining outstanding bonds.

      Bondholders had the right on each quarterly interest payment date to put each $1,000 principal amount 8% Silver Indexed Bond to Sunshine Precious Metals for, initially, 300 shares of the Company's common stock. During 1993, 2.6 million shares of the Company's common stock were issued to redeem $8.4 million principal amount ($2.1 million carrying amount) of 8% Silver Indexed Bonds tendered pursuant to such put option.

      During 1993, the Company and Sunshine Precious Metals amended the indenture governing the 8% Silver Indexed Bonds to allow bondholders to put the bonds to the Company on August 16, 1993 and September 1, 1993, in exchange for $1,000 of the Company's common stock valued pursuant to a formula in the indenture. As a result of the modification, 10.0 million shares of the Company's common stock were issued to redeem $30.2 million principal amount ($7.8 million carrying amount) of 8% Silver Indexed Bonds that were put to the Company, resulting in a loss from the induced conversion of $12.5 million.

      Sunshine Precious Metals was entitled to call the 8% Silver Indexed Bonds at par, plus accrued interest, in cash or in stock. However, no more than 20% of the amount initially issued could be called during any 12-month period. In December 1993, 4.2 million shares of the Company's common stock were issued to redeem $11.0 million principal amount ($2.9 million carrying amount) of 8% Silver Indexed Bonds that were called by Sunshine Precious Metals, resulting in an

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


7. 8% SILVER INDEXED BONDS (CONTINUED)

extraordinary loss of $8.1 million. In addition, in November 1993, the Company's Board of Directors determined that the remaining $7.6 million principal amount of 8% Silver Indexed Bonds would be called on December 1, 1994, and the Company communicated this decision to the bondholders. As a result, the Company accrued an extraordinary charge of $5.5 million in 1993 related to its obligation to call the bonds in 1994. In December 1994, 3.8 million shares of the Company's common stock were issued to redeem the remaining $7.6 million principal amount of 8% Silver Indexed Bonds. No gain or loss was recognized in 1994 as a result of the call and redemption of these bonds. Interest expense for 1994 includes interest on the outstanding bonds at their stated rate of 8% through the date of redemption. If the loss had not been recorded until the bonds were actually redeemed, the loss from continuing operations and the net loss for the year ended December 31, 1994, would have increased approximately $180,000 and $5.5 million ($0.03 per common share), respectively, and the net loss for the year ended December 31, 1993 would have decreased approximately $5.5 million ($0.04 per share).

      Interest on the 8% Silver Indexed Bonds was payable quarterly in cash or, at the option of Sunshine Precious Metals, in shares of the Company's common stock.

8. OTHER LONG-TERM DEBT

      Other long-term debt at December 31 consists of the following (in thousands):

                                                                    1994          1993
                                                                   ------        ------
9% Convertible Subordinated Reset Debentures, due
  July 15, 2008 . . . . . . . . . . . . . . . . . . . . . .        $1,519        $1,682
Other . . . . . . . . . . . . . . . . . . . . . . . . . . .             -           305
                                                                   ------        ------
                                                                    1,519         1,987
Less current maturities . . . . . . . . . . . . . . . . . .             -           (65)
                                                                   ------        ------
                                                                   $1,519        $1,922
                                                                   ======        ======

      The Convertible Subordinated Reset Debentures due July 15, 2008 (the "Debentures") are convertible at any time prior to maturity or redemption into shares of common stock of the Company at a conversion price of $1.66 per share, subject to adjustment.

      The Debentures are redeemable, at the option of the Company, in whole or in part, at redemption prices declining from 103% in 1995 to 100% in 1998, together with accrued and unpaid interest. The Debentures are unsecured and subordinated in right of payment to senior indebtedness (as defined).

      The indenture governing the Debentures contains certain covenants restricting the ability of the Company to declare or pay cash dividends and make certain distributions on its capital stock. Pursuant to these covenants, the Company is prohibited from paying cash dividends on shares of its common stock and its preferred stock.

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


9. INCOME TAXES

      Revenue Canada has examined Woods' tax returns for various prior years and has proposed certain adjustments for additional taxes. The proposed adjustments are being contested by the Company; therefore, no payments have been made for the proposed additional taxes. Based on an analysis of the proposed adjustments, the Company has accrued $1.0 million for additional income taxes, plus interest at December 31, 1994. Management believes that such provision is adequate to cover the additional income taxes that may ultimately result from the resolution of these matters.

      The Company has incurred losses during each of the three years in the period ended December 31, 1994, and accordingly, provisions for income taxes were not required.

      The computation of the net deferred tax asset (liability) at December 31 is as follows (in thousands):

                                                                    1994          1993
                                                                 --------      --------
Deferred tax liabilities:
  Property, plant, and equipment  . . . . . . . . . . . . .      $(19,399)     $(20,062)

Deferred tax assets:
  Accrued pension and other postretirement benefits . . . .         2,384         5,257
  Net operating loss carryforward . . . . . . . . . . . . .        82,250        70,000
                                                                 --------      --------
                                                                   84,634        75,257
Less valuation allowance  . . . . . . . . . . . . . . . . .       (65,235)      (55,195)
                                                                 --------      --------
                                                                 $      -      $      -
                                                                 ========      ========

      At December 31, 1994, the Company had net operating loss carryforwards for federal income tax purposes of approximately $235 million. The loss carryforwards expire principally in the years 1997 through 2009.

10.  STOCKHOLDERS' EQUITY

      The Company has authorized 20.0 million shares of preferred stock, of which 7.2 million shares, designated as the $11.94 (Stated Value) Cumulative Redeemable Preferred Stock ("Preferred Stock"), were issued and outstanding at December 31, 1994 and 1993.

      The Preferred Stock accrues dividends at an annual rate of $1.19 per share, payable quarterly. If a dividend is not paid in cash, the Company may issue to the holders of Preferred Stock, shares of the Company's common stock, having a value of 111% of the amount of the cash dividend requirement. The Company has not made any dividend payments subsequent to 1990, either in cash or in shares of its common stock. At December 31, 1994, dividends in arrears aggregated approximately $34.1 million. The Preferred Stock is subject to optional redemption at any time and mandatory annual redemptions of 808,279 shares. In the event a mandatory redemption payment is not timely-made in cash, the Company is required, in certain circumstances, to redeem such shares by issuance of common stock, utilizing the same valuation method as is applied in the payment of

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


10.  STOCKHOLDERS' EQUITY (CONTINUED)

dividends. As a result, the Company has the unconditional right to redeem the Preferred Stock for shares of its common stock, pursuant to the terms of the Preferred Stock agreement. The Company intends to make dividend and redemption payments, when paid, through the issuance of shares of its common stock. Accordingly, the Preferred Stock is included as a component of stockholders' equity in the accompanying consolidated balance sheets.

      The Company has not made any mandatory redemption payments either in cash or in shares of its common stock because the terms of the Preferred Stock do not permit such mandatory redemption if any dividends are in arrears. There are no penalties to the Company for failing to make such mandatory redemptions. Pursuant to the Certificate of Designation, Rights, and Preferences, the final mandatory redemption is to be made by the Company, on or prior to, July 31, 2000. The Company takes no position as to whether dividend arrearages at July 31, 2000 would also prohibit the redemption of the Preferred Stock.

      Holders of the Preferred Stock are entitled to vote as a class to elect one director of the Company, if dividends are paid in common stock for four consecutive dividend payments. Holders of the Preferred Stock are also entitled to vote, as a class, to elect two additional directors upon the failure of the Company to pay two consecutive dividend payments. As a result of the quarterly dividends being paid in common stock through 1990 and because the Company elected not to declare a dividend for any quarter subsequent to 1990, holders of the Preferred Stock are entitled to elect three members of the Company's Board of Directors.

      The difference between the carrying amount and the stated value of the Preferred Stock is being accrued ratably over the period the Preferred Stock is expected to be outstanding under the provisions of the mandatory redemption requirements. Accordingly, $1.9 million, $2.3 million, and $3.0 million has been charged to the deficit for the years ended December 31, 1994, 1993, and 1992, respectively, and added to the carrying amount of the Preferred Stock.

      In February 1994, the Company distributed to holders of its common stock, transferable rights to purchase units, each unit consisting of two shares of the Company's common stock and one warrant to purchase one share of common stock. Stockholders received one right for each 17 shares of common stock held. Pursuant to the offering, the Company issued 20.2 million shares of common stock and 10.1 million warrants and received net proceeds of approximately $29.8 million. The initial exercise price of the warrants is $2.12 per share. The exercise price and number of shares purchasable upon exercise of the warrants are subject to antidilution adjustments. The warrants expire on March 9, 1999 and may be redeemed at the option of the Company, in whole or in part, at any time on or after March 9, 1996, at a redemption price of $0.50 per warrant.

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


10.  STOCKHOLDERS' EQUITY (CONTINUED)

      The Company has two stock option plans under which options may be granted to key members of management. The stock option plans, as amended, cover a total of 3.0 million shares of the Company's common stock, with 1.6 million options being available for grant at December 31, 1994. The option price may not be less than the market price of the common stock on the date granted. Payment of the exercise price may be made in cash or by delivery of shares of the Company's common stock, having a market value equal to the exercise price.

      Stock option activity for the years ended December 31, 1994, 1993, and 1992, is summarized as follows (dollar amounts in thousands, except per share amounts):



                                                                                         OPTION PRICE
                                                                           -------------------------------------
                                                           NUMBER OF          PRICE RANGE PER
                                                             SHARES                SHARE                TOTAL
                                                         ------------      ---------------------      ----------
 Options outstanding, December 31, 1991
    (401,250 exercisable)  . . . . . . . . . . .            611,400          $1.375-$6.375             $ 2,215
       Options canceled  . . . . . . . . . . . .           (481,400)         $2.625-$6.375              (1,797)
       Options granted . . . . . . . . . . . . .             20,000             $0.875                      17
                                                         ------------                                 ----------
 Options outstanding, December 31, 1992
    (100,000 exercisable)  . . . . . . . . . . .            150,000         $  0.875-$4.00                 435
       Options canceled  . . . . . . . . . . . .            (90,000)        $  0.875-$4.00                (309)
       Options granted . . . . . . . . . . . . .            821,000          $1.625-$2.875               1,371
                                                         ------------                                 ----------
 Options outstanding, December 31, 1993
    (50,000 exercisable)   . . . . . . . . . . .            881,000          $0.875-$3.125               1,497
       Options canceled  . . . . . . . . . . . .            (76,000)         $1.625-$3.125                (146)
       Options exercised . . . . . . . . . . . .            (70,000)            $1.625                    (113)
       Options granted . . . . . . . . . . . . .            605,000          $1.625-$1.875                 994
                                                         ------------                                 ----------
 Options outstanding, December 31, 1994
    (723,750 exercisable)  . . . . . . . . . . .          1,340,000           $0.875-$3.00             $ 2,232
                                                         ============                                 ==========


11. EMPLOYEE BENEFIT PLANS

      Pensions have been under trusteed defined benefit plans covering substantially all employees. The benefits under the plans are based on years of service and, for employees not covered by a collective bargaining agreement, compensation levels. The plan for hourly employees covered by collective bargaining agreements also includes provisions that would apply in the event of the permanent shutdown of the Sunshine Mine for present employees who were also covered by a predecessor plan terminated in 1986.

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


11. EMPLOYEE BENEFIT PLANS (CONTINUED)

      Net periodic pension costs relating to continuing operations for the Company's defined benefit plans for the years ended December 31, 1994, 1993, and 1992, consist of the following (in thousands):



                                                                             1994           1993            1992
                                                                             -----         ------           -----
 Service cost  . . . . . . . . . . . . . . . . . .                           $ 294          $ 255           $ 427
 Interest cost . . . . . . . . . . . . . . . . . .                             343            185             247
 Actual return on plan assets  . . . . . . . . . .                             162           (123)            (56)
 Net amortization and deferrals  . . . . . . . . .                            (230)          (137)           (264)
 Curtailment gain  . . . . . . . . . . . . . . . .                               -           (241)              -
                                                                             -----         ------           -----
 Net periodic pension cost . . . . . . . . . . . .                           $ 569         $  (61)          $ 354
                                                                             =====         ======           =====


      The following table sets forth the funded status of the Company's trusteed defined benefit plans and the related amounts included in other long-term liabilities and deferred credits at December 31 (in thousands):



                                                                                                1994             1993
                                                                                               -------           ------
 Plan assets at fair value . . . . . . . . . . . . . . . . . . . . . . . . .                   $ 2,165          $ 2,510
 Actuarial present value of projected benefit obligation:
     Vested  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     3,283            2,352
     Nonvested . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                       298              349
                                                                                               -------           ------
 Projected benefit obligation  . . . . . . . . . . . . . . . . . . . . . . .                     3,581            2,701
                                                                                               -------           ------
 Plan assets less than projected benefit obligation  . . . . . . . . . . . .                    (1,416)            (191)
 Unrecognized prior service cost . . . . . . . . . . . . . . . . . . . . . .                     1,461              198
 Unrecognized net gain . . . . . . . . . . . . . . . . . . . . . . . . . . .                      (653)            (594)
 Unrecognized transition net asset . . . . . . . . . . . . . . . . . . . . .                      (171)            (199)
 Additional minimum liability  . . . . . . . . . . . . . . . . . . . . . . .                    (1,002)            (437)
                                                                                               -------           ------
 Accrued pension liability recognized in the
     consolidated balance sheets . . . . . . . . . . . . . . . . . . . . . .                   $(1,781)         $(1,223)
                                                                                               =======           ======


      The following significant assumptions were used in computing pension costs for the Company's trusteed defined benefit plans:



                                                                            1994             1993              1992
                                                                            -----           -------          -------
   Discount rate . . . . . . . . . . . . . . . . . . . . . .                 8.25%             7.00%            7.00%
   Rate increase in compensation . . . . . . . . . . . . . .                    0%           0%-4.8%          0%-6.5%
   Expected long-term rate of return on assets . . . . . . .                  9.0%              9.0%             9.0%

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


11. EMPLOYEE BENEFIT PLANS (CONTINUED)

      The Company's funding policy, with respect to trusteed defined benefit plans, is to make contributions annually equal to, or in excess of, the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Trusteed assets of the plans consist of pooled fixed income securities, pooled equity securities, and cash or cash equivalents.

      The Company's pension plan for employees not covered by a collective bargaining agreement was amended to freeze all participants' benefits as of December 31, 1993. The Company recognized a $241,000 curtailment gain as a result of this plan amendment. In 1994, the Company negotiated the termination of certain postretirement medical and dental benefits in exchange for amendments to pension benefits. Such amendments resulted in an increase in pension costs in 1994 of $524,000.

      Effective January 1, 1994, the Company established a defined contribution plan ("DC Plan") for employees not covered by a collective bargaining agreement. The Company's Board of Directors will determine annually if a contribution will be made, and if so, what percentage will be contributed. For 1994, the Company contributed approximately 6.5% of each employee's eligible 1993 compensation to the DC Plan, resulting in a charge to continuing operations of $164,000.

      The Company also sponsors a plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees not covered by a collective bargaining agreement who have completed a specified term of service. Company contributions may range from 0% to 100% of employee contributions, up to a maximum 6% of eligible employee compensation, as defined. Employees may elect to contribute up to 10% of their eligible compensation on a pretax basis. Benefits under the 401(k) Plan are limited to the assets of the 401(k) Plan. Company contributions charged to continuing operations during 1994, 1993, and 1992 were $64,000, $59,000, and $121,000, respectively.

      In 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106"). The effect of adopting the new standard was to increase accrued postretirement benefit costs and the accumulated deficit at January 1, 1992, by $11.3 million and to increase net periodic postretirement benefit cost and the net loss for 1992 by $.7 million.

      During 1994, the Company negotiated the termination of postretirement medical and dental benefits for the Company's existing hourly workforce and certain retired hourly employees and eliminated such benefits for salaried employees. As a result, the Company recognized net curtailment gains aggregating $6.9 million in 1994. Postretirement medical and dental benefits are currently provided only to certain employees who retired before 1997. The Company's policy is to fund the cost of these plans as claims are incurred.

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


11. EMPLOYEE BENEFIT PLANS (CONTINUED)

      The following table sets forth the computation of the accrued liability for postretirement medical, dental, and life insurance benefits at December 31 (in thousands):

                                                                                      1994                1993
                                                                                     -------             --------
 Accumulated postretirement benefit obligation:
     Retirees  . . . . . . . . . . . . . . . . . . . . . . . . . .                   $ 5,368             $  6,739
     Fully eligible active participants  . . . . . . . . . . . . .                        62                1,405
     Other active plan participants  . . . . . . . . . . . . . . .                        93                5,254
                                                                                     -------             --------
                                                                                       5,523               13,398
 Unrecognized net loss . . . . . . . . . . . . . . . . . . . . . .                      (493)                (273)
                                                                                     -------             --------
 Accrued postretirement benefit cost . . . . . . . . . . . . . . .                   $ 5,030              $13,125
                                                                                     =======             ========

      Net periodic postretirement benefit cost for these plans includes the following components for the years ended December 31, 1994, 1993, and 1992 (in thousands):

                                                                             1994            1993            1992
                                                                             ----           ------          ------
 Service cost  . . . . . . . . . . . . . . . . . .                           $115           $  318         $   300
 Interest cost . . . . . . . . . . . . . . . . . .                            608              945             889
                                                                             ----           ------          ------
 Net periodic cost . . . . . . . . . . . . . . . .                           $723           $1,263          $1,189
                                                                             ====           ======          ======


      The weighted-average annual assumed rate of increase in the per capita cost of covered medical and dental benefits is 8.5% for 1995 (9.0% for 1994) and is assumed to decrease gradually to 5% for 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, changing the assumed health care cost trend rates by one percentage point each year would change the accumulated postretirement benefit obligation as of December 31, 1994, by $347,600 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $56,200. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.5% at December 31, 1994, and 7% at December 31, 1993.

      Interest costs on the projected benefit obligations and the actual returns on plan assets of the postretirement benefit plans are included in interest expense and other income, respectively, in the accompanying consolidated statements of operations.

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


12. COMMITMENTS AND CONTINGENCIES

      In December 1989, the United States Environmental Protection Agency ("EPA") notified Sunshine Precious Metals that it is a "Potentially Responsible Party" ("PRP") at the Bunker Hill Superfund Site in Kellogg, Idaho. During 1990 and 1991, the Company and other PRPs, without admitting liability, funded soil removal and remediation programs at the site. The Company's share of the cost of these programs totaled approximately $239,000.

      Without admitting liability, the Company and several PRPs have agreed to do remediation work in the residential and certain commercial areas encompassed by the Bunker Hill Superfund Site pursuant to an EPA and State of Idaho approved work plan. In exchange, the EPA and the State of Idaho released the settling PRPs from all liability for cleanup of the Bunker Hill Smelter Complex, reduced the EPA's claim for reimbursement of past costs from $17 million to $1 million, plus a percentage of proceeds received by the PRPs from insurance companies, if any, and agreed that the work orders from 1990 through 1993 were deemed satisfied and discharged. The remediation to be undertaken by the Company and the PRPs is expected to take approximately seven years.

      On November 17, 1994, the United States District Court for the District of Idaho agreed to enter a Consent Decree containing the terms of this agreement. At December 31, 1994, the Company has accrued $2.5 million representing management's estimate of the remaining liability for its share (12.4%) of the remediation costs at the Bunker Hill Superfund Site. The liability for remediation costs under the Consent Decree is, however, joint and several. Thus, if any other settling party or parties does not comply with the Consent Decree, the exposure for the Company and Sunshine Precious Metals could increase. However, management does not believe that the ultimate liability that may result from this matter will have a material adverse effect on the Company's consolidated financial position or results of operations.

      In November 1988, the EPA notified Sunshine Precious Metals that it is a PRP at the Spokane Junkyard site near Spokane, Washington. The Company does not believe it will be required to pay any cleanup costs at the Spokane Junkyard site. No records of Sunshine Precious Metals have been discovered by it or the EPA showing that Sunshine Precious Metals ever transmitted any material to the site.

      The Company is subject to certain other legal proceedings and claims that arise in the conduct of its business. Although it is not possible to predict the outcome of such matters, in the opinion of management, the ultimate outcomes of these matters will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

      In September 1994, the Company entered into an agreement with Empresa Argentina de Cemento Armado, S.A., whereby the Company will earn a 50% interest in certain mineral concessions in the Chubut province of Argentina by spending $2.1 million in exploration and development on the concessions during the next three years. The Company can terminate the agreement at any time.

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


12. COMMITMENTS AND CONTINGENCIES (CONTINUED)

      In August 1994, the Company entered into a lease agreement with American Gold Resources Corporation in which the Company agreed to spend a minimum of $3 million over a five-year period in exploration, development, or mining on certain gold mining properties in Colorado. The Company can terminate the agreement at any time.

13. SIGNIFICANT CUSTOMERS

      In 1994, two customers accounted for sales of refined silver aggregating approximately $12.5 million. In 1993, one customer accounted for sales of refined silver aggregating approximately $9.9 million. In 1992, one customer accounted for sales of refined silver aggregating approximately $4.8 million, and one other customer accounted for sales of ore aggregating approximately $2.0 million.

14. PRECIOUS METALS RESOURCES (UNAUDITED)

      The table below presents data on proved and probable ore reserves, production and average prices for each of the years in the five-year period ended December 31, 1994 (in thousands, except average prices):

                                          1994            1993            1992             1991             1990
                                         --------        --------       --------          --------        --------
 Sunshine Mine:
   Reserves at December 31:
     Ounces of silver  . . . .           27,908          29,961           29,461           30,584           36,537
     Pounds of copper  . . . .           10,266          10,969           10,855           11,253           13,359
   Production:
     Tons of ore . . . . . . .              107             100              105              160              235
     Ounces of silver  . . . .            2,079           2,298            2,540            3,496            5,260
     Pounds of copper  . . . .              722             813              883            1,272            1,807
 Revenue - Virginius Mine:
   Reserves at December 31:
     Ounces of silver  . . . .            5,098               -                -                -                -
 East Tintic Mining District:
   Reserves at December 31:
     Ounces of silver  . . . .                -               -                -           24,246           24,284
     Ounces of gold  . . . . .                -               -                -                7                9
     Pounds of copper  . . . .                -               -                -            1,324            1,412
   Production:
     Tons of ore . . . . . . .                -               -               37               41               31
     Ounces of silver  . . . .                -               -              159              201              208
     Ounces of gold  . . . . .                -               -                6                8                9
     Pounds of copper  . . . .                -               -              221              281              231
 Average prices:
   Ounce of silver . . . . . .         $    5.29      $    4.30        $    3.94        $    4.04        $    4.82
   Ounce of gold . . . . . . .         $  384.03      $  359.77        $  343.73        $  362.08        $  383.59
   Pound of copper . . . . . .         $    1.07      $    0.85        $    1.03        $    1.06        $    1.18

                      SUNSHINE MINING AND REFINING COMPANY

                               DECEMBER 31, 1994


14. PRECIOUS METALS RESOURCES (UNAUDITED) (CONTINUED)

      The ore reserves and production information relate to mines in operation or development. In June 1991, the Company curtailed its mining operations at the Sunshine Mine, reducing production to approximately 500 tons per day, which has resulted in an annual production rate of approximately 2.1 to 2.5 million ounces of silver. During October 1992, the Company suspended operations at the Trixie Mine and returned all properties held in the East Tintic Mining District, including the Burgin Mine, to the respective lessors. See Note 5.

      The decrease in silver reserves of the Sunshine Mine in 1991, resulted principally from the reclassification of certain ore bodies as a result of mining activities and certain areas not being fully developed because of the curtailed operations.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

      Summarized quarterly financial data for 1994 and 1993 is as follows (in thousands, except per share amounts):

                                                                          THREE MONTHS ENDED
                                                      --------------------------------------------------------------
                                                      MARCH 31         JUNE 30        SEPTEMBER 30       DECEMBER 31
                                                      --------         --------        ----------        -----------
 1994:
 Operating revenues  . . . . . . . . . . . .          $  4,026         $  3,458           $ 5,009         $   4,919
 Operating income (loss) . . . . . . . . . .             3,505           (1,971)           (2,894)           (4,556)
 Income (loss) from continuing operations  .             3,196           (1,060)           (2,828)           (4,231)
 Income (loss) applicable to common shares .               540           (3,715)           (5,419)           (6,789)
 Income (loss) per common share  . . . . . .               .00             (.02)             (.03)             (.03)

 1993:
 Operating revenues  . . . . . . . . . . . .          $  2,913         $  4,408        $    3,150        $    7,110
 Operating income (loss) . . . . . . . . . .            (3,912)          (3,069)           (4,157)              225
 Loss from continuing operations . . . . . .            (5,322)          (4,365)          (17,413)           (1,511)
 Loss applicable to common shares  . . . . .            (8,030)          (7,129)          (20,105)          (17,813)
 Loss per common share . . . . . . . . . . .              (.05)            (.05)             (.13)             (.11)

      Operating income for the three months ended March 31, 1994, includes a gain of $5.5 million resulting from the negotiated termination of postretirement medical and dental benefits for the Company's existing hourly workforce. See Note 11.

      The loss from continuing operations for the three months ended September 30, 1993, includes a loss of $12.5 million resulting from an induced conversion of the 8% Silver Indexed Bonds. See Note 7. The loss applicable to common shares for the three months ended December 31, 1993, includes extraordinary losses aggregating $13.6 million resulting from redemptions of the 8% Silver Indexed Bonds. See Note 7.

                      SUNSHINE MINING AND REFINING COMPANY
                          CONSOLIDATED BALANCE SHEETS
                                 (In Thousands)





                    ASSETS

                                              September 30,1995
                                              -----------------
Current assets:
   Cash and cash investments                   $         18,993
   Silver bullion                                         8,987
   Accounts receivable                                    2,013
   Inventories   (Note 2)                                 1,698
   Marketable securities                                     39
   Other current assets                                   1,455
                                               ----------------
      Total current assets                               33,185

Property, plant and equipment, at cost                  138,002
  Less accumulated depreciation,
    depletion and amortization                          (69,113)
                                               ----------------
                                                         68,889

Investments and other assets                              3,415
                                               ----------------

                    Total assets               $        105,489
                                               ================



                           See accompanying notes.

                      SUNSHINE MINING AND REFINING COMPANY
                          CONSOLIDATED BALANCE SHEETS
                    (In Thousands, Except Per Share Amounts)


LIABILITIES AND STOCKHOLDERS' EQUITY

                                                   September 30,1995
                                                   -----------------
Current liabilities:
  Accounts payable                                               719
  Accrued expenses                                  $          1,804
                                                    ----------------
      Total current liabilities                                2,523

Long-term debt                                                 1,519
Accrued pension and other postretirement benefits              6,561
Other long-term liabilities and deferred credits               5,440

Stockholders' equity:
  Cumulative redeemable preferred stock--
    aggregate redemption value-  $126,071                     81,928


  Common stock--$.01 par value;
    400,000 shares authorized; shares issued-
    196,726                                                    1,967
  Paid-in capital                                            623,325
  Deficit                                                   (617,737)
                                                    ----------------
                                                              89,483
  Less treasury stock, at cost:
     3,664 shares                                                 37
                                                    ----------------
                                                              89,446
                                                    ----------------
                  Total liabilities and
                       stockholders' equity         $        105,489
                                                    ================


                            See accompanying notes

                      SUNSHINE MINING AND REFINING COMPANY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE NINE MONTHS ENDED
                         September 30, 1995  AND  1994
                    (In Thousands, Except Per Share Amounts)
                                  (Unaudited)

                                                                             NINE MONTHS
                                                                     -----------------------------
                                                                          1995           1994
                                                                     -------------   -------------
Operating revenues                                                   $      13,178   $      12,492
Costs and expenses:
   Cost of sales                                                            14,203          12,035
   Depreciation, depletion
      and amortization                                                       2,724           3,232
   Exploration                                                               4,045           1,408
   Selling, general and
      administrative expense                                                 4,263           4,114
   Curtailment gain on postretirement benefits
      other than pensions (Note 3)                                             -            (6,936)
                                                                     -------------   -------------
                                                                            25,235          13,853
                                                                     -------------   -------------
Operating income (loss)                                                    (12,057)         (1,361)
Other income (expense):
   Interest income                                                           1,024             792
   Interest expense                                                           (575)           (953)
   Other, net                                                                  502             830
                                                                     -------------   -------------
                                                                               951             669
                                                                     -------------   -------------
Net income (loss)                                                          (11,106)           (692)

Preferred dividend requirements                                             (7,617)         (7,902)
                                                                     -------------   -------------
Income (loss) applicable to common shares                            $     (18,723)  $      (8,594)
                                                                     =============   =============
Income (loss) per common share                                       $      ($0.10)  $      ($0.05)
                                                                     =============   =============
Weighted average common
    shares outstanding                                                     193,031         184,188
                                                                     =============   =============

                           See accompanying notes.

                      SUNSHINE MINING AND REFINING COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE NINE MONTHS ENDED
                         September 30, 1995  AND  1994
                                 (In Thousands)
                                  (Unaudited)

                                                                          1995          1994
                                                                     ------------    ----------
Cash used by operating activities:
  Net loss                                                           $    (11,106)   $     (692)

  Adjustments to reconcile loss from operations
    to net cash used by operations:
      Depreciation, depletion and amortization                              2,724         3,232
      Exploration Expenditures                                              4,045         1,408
      Curtailment gain on postretirement benefits                               -        (6,936)
      Realized and unrealized (gains) losses on
         marketable equity securities                                        (134)            -
      Issuances of common stock for interest
         on Silver Indexed Bonds and other                                    143           379

      Net (increase) decrease in:
        Silver bullion                                                       (579)          102
        Accounts receivable                                                (1,597)         (751)
        Inventories                                                         1,453        (2,252)
        Other assets and deferred charges                                     148           (63)
      Net increase (decrease) in:
        Accounts payable and accrued expenses                                  40        (1,331)
        Accrued pension and other postretirement benefits                    (250)           79
        Other liabilities and deferred credits                                  4          (415)
                                                                     ------------    ----------
    Net cash used by operations                                            (5,109)       (7,240)
                                                                     ------------    ----------
Cash provided (used) by investing activities:
  Additions to property, plant and equipment and
        exploration expenditures                                           (4,249)       (1,512)
  Proceeds from investments                                                 1,770            52
                                                                     ------------    ----------
    Net cash provided by investing activities                              (2,479)       (1,460)
                                                                     ------------    ----------
Cash provided by financing activities:
  Issuance of common stock (Note 4)                                             -        29,735
  Decrease in restricted cash                                                   -           236
  Principal repayments and retirements of long-term debt                        -          (305)
                                                                     ------------    ----------
    Net cash provided by financing activities                                   -        29,666
                                                                     ------------    ----------
Increase (decrease) in cash and cash investments                           (7,588)       20,966
Cash and cash investments, January 1                                       26,581         4,304
                                                                     ------------    ----------
Cash and cash investments, September 30                              $     18,993    $   25,270
                                                                     ============    ==========
Supplemental cash flow information -
  Interest paid in cash                                              $        146    $      329
                                                                     ============    ==========

                           See accompanying notes.

                      SUNSHINE MINING AND REFINING COMPANY

                    NOTES TO CONDENSED FINANCIAL STATEMENTS


                               September 30, 1995

 1.      BASIS OF PRESENTATION

         The accompanying unaudited consolidated condensed financial statements of Sunshine Mining and Refining Company ("Sunshine" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Certain previously reported amounts have been reclassified to conform to the September 1995 presentation. Operating results for the nine month period ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ended December 31, 1995. For further information, refer to the consolidated financial statements and footnotes thereto included in
         Sunshine's report on   Form 10-K for the year ended December 31, 1994.

2.       INVENTORIES

         The components of inventory consist of the following:

                                                                           September 30           December 31
                                                                                1995                  1994
                                                                           ------------           -----------
 Precious Metals Inventories:
      Work in process                                                        $     723             $   2,241
      Finished goods                                                               256                   173
 Materials and supplies inventories                                                719                   737
                                                                             ---------             ---------
                                                                             $   1,698             $   3,151
                                                                             =========             =========

3.       CURTAILMENT GAIN

         During the first nine months of 1994, the Company recognized a curtailment gain of $6.9 million due to the termination of certain employee postretirement medical benefits. See "Management's Discussion and Analysis of Financial Condition."

4.       COMMON STOCK OFFERING

         During the first nine months of 1994, the Company realized net proceeds of $30.1 million from a Rights Offering of Units to its stockholders. See "Management's Discussion and Analysis of Financial Condition."

5.       CONTINGENCIES

         In December 1989, the United States Environmental Protection Agency ("EPA") notified Sunshine Precious metals, Inc. ("SPMI"), a wholly owned subsidiary of the Company, that it is a "Potentially Responsible Party" ("PRP") at the Bunker Hill Superfund Site in Kellogg, Idaho. During 1990 and 1991, the Company and other PRPs, without admitting liability, funded soil removal and remediation programs at the site. The Company's share of the cost of these programs totaled approximately $239,000.

         Without admitting liability, the Company and several PRPs have agreed to do remediation work in the residential and certain commercial areas encompassed by the Bunker Hill Superfund Site pursuant to an EPA and State of Idaho approved work plan. In exchange, the EPA and the State of Idaho released the settling PRPs from all liability for cleanup of the Bunker Hill Smelter Complex, reduced the EPA's claim for reimbursement of past costs from $17 million to $1 million, plus a percentage of proceeds received by the PRPs from insurance companies, if any, and agreed that the work orders from 1990 through 1993 were deemed satisfied and discharged. The remediation to be undertaken by the Company and the PRPs is expected to take approximately seven years.

         On November 17, 1994, the United States District Court for the District of Idaho agreed to enter a Consent Decree containing the terms of this agreement. At December 31, 1994, the Company has accrued $2.5 million representing management's estimate of the remaining liability for its share (12.4%) of the remediation costs at the Bunker Hill Superfund Site. The liability for remediation costs under the Consent Decree is, however, joint and several. Thus, if any other settling party or parties does not comply with the Consent Decree, the exposure for the Company and SPMI could increase. However, management does not believe that the ultimate liability that may result from this matter will have a material adverse effect on the Company's consolidated financial position or results of operations.

         In November 1988, the EPA notified Sunshine Precious Metals that it is a PRP at the Spokane Junkyard site near Spokane, Washington. The Company does not believe it will be required to pay any cleanup costs at the Spokane Junkyard site. No records of SPMI have been discovered by it or the EPA showing that SPMI ever transmitted any material to the site.

         By letter dated July 17, 1995, The Company and SPMI were notified that they have been identified by the United States Department of the Interior, Fish and Wildlife Service, as PRPs for alleged natural resource damage in the Coeur d'Alene Basin. The letter further served as notice that the Department of the Interior intends to bring suit against the Company, SPMI and other identified PRPs to recover natural resource damages under CERCLA. The Department of Interior has not set forth any amount of damages. The Company believes that the settlement by SPMI of all natural resource claims with the State of Idaho in May, 1986, bars these claims.

         The Company is subject to certain other legal proceedings and claims that arise in the conduct of its business. Although it is not possible to predict the outcome of such matters, in the opinion of management, the ultimate outcomes of these matters will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

                                                                        ANNEX A


                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER, dated as of [____________________], among SUNSHINE MERGER COMPANY, a Delaware corporation ("New Company") and SUNSHINE MINING AND REFINING COMPANY, a Delaware corporation ("Sunshine").

                                  WITNESSETH:

         WHEREAS, each of New Company and Sunshine is a corporation duly organized and existing under the laws of the State of Delaware; and

         WHEREAS, the respective Boards of Directors of New Company and Sunshine deem it advisable that Sunshine merge with and into New Company, which shall be the surviving corporation, upon the terms and conditions set forth herein and in accordance with the laws of the State of Delaware, and that the shares of stock of Sunshine shall be converted upon such merger (the "Merger") as set forth herein.

         NOW, THEREFORE, the parties hereto agree as follows:

                                   SECTION 1

                                     TERMS

         1.1 At the Effective Time (as hereinafter defined) of the Merger, Sunshine shall be merged with and into New Company, which shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation").

         1.2 Shares of Sunshine shall be converted into shares of New Company at the Effective Time in the following manner. Shares of capital stock of Sunshine issued and outstanding immediately prior to the Effective Time shall be converted into shares of capital stock of New Company as follows:


         (a) Each share of Common Stock of Sunshine shall by virtue of the Merger and without any action by the holder thereof, be converted into one share of Common Stock of New Company;

         (b) Each share of $11.94 (Stated Value) Cumulative Redeemable Preferred Stock (the "Redeemable Preferred Stock") of Sunshine shall be converted into (i) a number of shares of Common Stock of New Company, the number of such shares of Common Stock to be determined as set forth in paragraph 1.2(b)(i) below, and (ii) .9 (9/10) of an additional share of Common Stock of New Company, or at the option of the holder, two (2) Warrants, each for the purchase of one (1) share of Common Stock of New Company as described in paragraph 1.2(b)(ii):

                 i. The number of shares of Common Stock will be that number of shares determined by dividing the closing price of Sunshine Common Stock on the latest date practical prior to mailing the prospectus into $10.50 (at $1 7/8 Common Stock price, 5.6 shares). If the average closing price of the Common Stock on the NYSE Composite for the first 120 trading days after the Effective Date of the Merger is less than the initial price used to determine the number of shares issuable, additional Common Shares will be issued as soon as practical after the end of the 120-trading day period. The additional number of shares issuable will be determined by the following formula,

                          10.50 - Y.
                          -----
                            X

                          where:

                                                                         ANNEX A


                          X = Average Common Stock closing price on the NYSE Composite for 120 NYSE trading days after issuance, and

                          Y =     Common shares initially issuable per
                                  Preferred share

                          In no event will the total number of shares of New Common Stock issuable upon conversion of a share of Preferred Stock, exclusive of shares issuable upon exercise of Warrants or in lieu of Warrants, exceed 8.4.

                          and,

                 ii. The holder will also receive, for each share of Preferred Stock held, either .9 (9/10) of another share of Common Stock in addition to the share of Common Stock determined by the above formula or, at the option of the holder, two (2) Warrants, each having the following terms and conditions:


                                  Shares purchasable:   One (1)

                                  Exercise Price:       110% of the Common Stock
                          NYSE Composite closing price on the latest date practical prior to mailing the prospectus; resettable to 110% of average closing price of the Common Stock on the NYSE Composite for the first 120 trading days after the Effective Date on the Merger, if such price is less than the initial price.

                                  Expiration:           5 years from issuance.

         1.3 Prior to the Effective Time, New Company will execute and deliver, in form satisfactory to Sunshine, (i) a supplemental warrant agreement to the Warrant Agreement dated as of February 3, 1994, between Sunshine and American Stock Transfer and Trust Company relating to Sunshine's redeemable Warrants to purchase Common Stock, and (ii) a supplemental indenture to the Indenture (the "Convertible Indenture") between Sunshine and MTrust Corp., N.A., as Trustee, relating to Sunshine's Convertible Subordinated Debentures
Due April 15, 2008.   The Convertible Indenture, as supplemented, shall allow
the holder of each outstanding debenture thereunder shall have the right (until expiration of the respective conversion rights therein) to convert such debentures into the same number of shares of New Company Common Stock as the number of shares of Sunshine Common Stock into which such debenture would have been convertible immediately prior to the Effective Time.

         1.4 At the Effective Time, each outstanding stock option, convertible debenture, warrant or any other right to acquire shares of Common Stock of Sunshine (but not including any such rights existing prior to the Effective Time incident to the Redeemable Preferred stock) outstanding immediately prior to the Effective Time shall be converted into a stock option, convertible debenture, warrant or other right to acquire the shares of Common Stock of New Company, giving the holder the same rights with respect to the same number of shares of Common Stock of New Company as such


AGREEMENT AND PLAN OF MERGER - 2

                                                                         ANNEX A

holder had with respect to Common Stock of Sunshine under such outstanding stock option, convertible debenture, security, warrant or other right.

         1.5 At the Effective Time, each outstanding share of Common Stock of Sunshine held as treasury stock by Sunshine shall automatically, and without any action by Sunshine or New Company, be converted into one share of Common Stock of New Company.

         1.6 Each outstanding certificate which immediately prior to the Effective Time represented shares of Common Stock or warrants to purchase Common Stock of Sunshine shall be deemed for all purposes to evidence ownership of an equal number of shares of Common Stock or warrants to purchase Common Stock of New Company, respectively. No exchange of such certificates will be required in order to evidence such ownership. Immediately after the Effective Time, the transfer books of Sunshine will be deemed closed, and no transfer of shares of Common Stock, Redeemable Preferred Stock, or warrants to purchase Common Stock shall thereafter be made or consummated.

         1.7 If any certificate representing stock of New Company is to be issued in a name other than that in which a surrendered certificate theretofore representing stock of Sunshine is registered, it shall be a condition of such issuance that the surrendered certificate shall be properly endorsed or otherwise in proper form for transfer, and that the person requesting such issuance shall either pay to New Company or its transfer agents any transfer or other taxes required by reason of the issuance of a certificate or certificates representing New Company stock in a name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of New Company or its transfer agents that such tax has been paid or is not applicable.

         1.8 Unless otherwise provided for by the parties to this Agreement and Plan of Merger, upon and after the Effective Time of the Merger, the Surviving Corporation shall possess all the rights, privileges, powers and franchises, and be subject to all the restrictions, disabilities and duties, of Sunshine; and all rights, privileges, powers and franchises of Sunshine, and all property, real, personal and mixed, and all debts due to Sunshine shall be vested in and be the property of the Surviving Corporation; and all debts, liabilities and duties of Sunshine shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

                                   SECTION 2

                                 EFFECTIVE TIME

         2.1 Subsequent to the execution of this Agreement and Plan of Merger, Sunshine shall submit this Agreement and Plan of Merger to its stockholders for their approval pursuant to the applicable provisions of the General Corporation Law of the State of Delaware.

         2.2 Following the approval of the Merger by the stockholders of Sunshine and upon fulfillment or waiver of the conditions specified in Section
5.1 hereof, and provided that this Agreement and Plan of Merger has not been terminated and abandoned pursuant to Section 5.3 hereof, Sunshine will cause a Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the General Corporation Law of the State of Delaware and a copy of the Certificate of Merger, certified by the Secretary of State of the State of Delaware, to be recorded thereafter in the Office of the Recorder of New Castle





AGREEMENT AND PLAN OF MERGER - 3

                                                                         ANNEX A

County in the State of Delaware, all in accordance with the provisions of
Section 103 of the General Corporation Law of the State of Delaware.

         2.3 The Merger shall become effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the date and time of such filing being herein sometimes referred to as the "Effective Time").

                                   SECTION 3

                            COVENANTS AND AGREEMENTS

         3.1 Sunshine (i) shall present this Agreement and Plan of Merger for adoption or rejection by vote of the stockholders of Sunshine at a special Meeting of Stockholders; (ii) shall furnish to such holders such documents and information in connection therewith as is required by law, (iii) shall recommend approval of this Agreement by such holders, and (iv) shall, as sole stockholder of New Company, vote all shares of New Company Common Stock owned by it to approve this Agreement and Plan of Merger as provided by law.

         3.2 New Company (i) shall not, prior to the Effective Time of the Merger, without obtaining the written consent of Sunshine, permit any change in the Certificate of Incorporation of New Company or its capital stock.

         3.3 Unless otherwise provided for by the parties to this Agreement and Plan of Merger, New Company as the Surviving Corporation shall be liable for all the obligations of Sunshine outstanding as of the Effective Time and hereby expressly assumes all such obligations as of the Effective Time.

         3.4 At the Effective Time, the Certificate of Incorporation of New Company shall be amended to change the name of New Company to "Sunshine Mining and Refining Company."

         3.5 From and after the Effective Time, the directors of Sunshine elected at its 1995 Annual Meeting of Stockholders, with the exception of Messrs. George M. Elvin, Hoffer Kaback and Douglas K. Stewart, who were elected as directors by the holders of Sunshine's Redeemable Preferred Stock and who will cease to be directors incident to the elimination of the Redeemable Preferred Stock, and the officers of Sunshine at the Effective Time shall become the directors and officers of New Company, to hold office until the expiration of their current terms, or their prior resignation, removal or death.

                                   SECTION 4

                    CERTIFICATE OF INCORPORATION, BYLAWS AND
                  BOARD OF DIRECTORS OF SURVIVING CORPORATION

         4.1 The Certificate of Incorporation of Sunshine Merger Company as constituted at the Effective Time shall thereafter be the Certificate of Incorporation of the Surviving Corporation, until it shall be amended as provided by law; provided, however, that Article First of the Certificate of Incorporation of Sunshine Merger Company, at the Effective Time and upon the filing of the Certificate of Merger, shall be amended to read as follows:


AGREEMENT AND PLAN OF MERGER - 4

                                                                         ANNEX A


                 "First: The name of the corporation is Sunshine Mining and Refining Company."

         4.2 The Bylaws of Sunshine as in effect at the Effective Time, but subject to alteration, amendment or repeal from time to time by the Board of Directors or the stockholders of the Surviving Corporation, shall govern the Surviving Corporation.

         4.3 From and after the Effective Time the members of the Board of Directors of the Surviving Corporation shall consist of the following persons, to hold office until the expiration of their current terms, or their prior resignation, removal or death: G. Chris Andersen, V. Dale Babbitt, Fred C. Humphreys, Daniel D. Jackson, Oren G. Shaffer, John S. Simko and Robert B. Smith, Jr.

         From and after the Effective Time the officers of the Surviving Corporation shall consist of those persons serving as officers of Sunshine, and in their respective positions, to hold office until the expiration of their current terms, or their prior resignation, removal or death.





AGREEMENT AND PLAN OF MERGER - 5

                                                                         ANNEX A


                                   SECTION 5

             CONDITIONS, AMENDMENTS, TERMINATION AND MISCELLANEOUS

         5.1 The respective obligations of New Company and Sunshine to consummate the Merger under this Agreement and Plan of Merger are subject to the following conditions, any and all of which (other than the conditions set forth in Section 5.1 (c) or (d)), may be waived by New Company and Sunshine:

                 (a) All third-party consents which are required in order to consummate the Merger and to effectuate the contemplated transactions incidental or related thereto shall have been obtained.

                 (b) The shares of Common Stock and Warrants of New Company to be issued or reserved for issuance pursuant to the Merger shall have been approved for listing, upon official notice of issuance, by the New York Stock Exchange and the Nasdaq National Market, respectively.

                 (c) Sunshine shall have received either an opinion of Hawley, Troxell, Ennis & Hawley, legal counsel to the Company or a ruling of the Internal Revenue Service (or, at the option of Sunshine, an opinion of counsel) in form and substance satisfactory to Sunshine with respect to the tax consequences of the Merger.

                 (d) The stockholders of Sunshine shall have adopted and approved this Agreement and Plan of Merger.


         5.2 This Agreement and Plan of Merger may be terminated and the Merger may be terminated and abandoned for any reason by resolution adopted by either of the respective Boards of Directors of New Company and Sunshine at any time prior to the Effective Time, even though this Agreement and Plan of Merger shall have been approved by the Stockholders of New Company and Sunshine or of either thereof.





AGREEMENT AND PLAN OF MERGER - 6

                                                                         ANNEX A

         5.4 From time to time on and after the Effective Time, each party hereto agrees that it will execute and deliver or cause to be executed and delivered all such further assignments, assurances or other instruments, and shall take or cause to be taken all such further actions as may be necessary or desirable to consummate the Merger provided for herein and the other transactions contemplated by this Agreement and Plan of Merger.

         5.5 This Agreement and Plan of Merger shall be construed under and in accordance with the laws of the State of Delaware.

         5.6 This Agreement and Plan of Merger shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

         5.7 For the convenience of the parties hereto, this Agreement and Plan of Merger may be executed in separate counterparts, each of which, when so executed, shall be deemed to be an original, and all such counterparts when taken together shall constitute but one and the same instrument.

                                        SUNSHINE MINING AND REFINING COMPANY


                                        By:
                                            ----------------------------------
ATTEST:                                     John S. Simko, President


------------------------------

                                        SUNSHINE MERGER COMPANY


                                        By:
                                            ----------------------------------
ATTEST:                                     John S. Simko, President


------------------------------





AGREEMENT AND PLAN OF MERGER - 7

                                                                         ANNEX B

                          CERTIFICATE OF INCORPORATION
                                       OF
                            SUNSHINE MERGER COMPANY

         FIRST:  The name of the Corporation is Sunshine Merger Company.

         SECOND: The registered office of the Corporation in the state of Delaware is located at 1013 Centre Road in the City of Wilmington, County of New Castle. The name and address of its registered agent is Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805.

         THIRD: The nature of the business, objects and purposes to be transacted, promoted or carried on by the Corporation are as follows:

                 To engage in and carry on the business of exploring for, developing and utilizing natural resources of every kind and description; to explore for, to develop and to mine, mill, concentrate, convert, smelt, treat, refined, prepare for market, manufacture, buy, sell, exchange, and otherwise to produce, process and deal in natural resources of every kind and description, including without limitation, ores, metals, minerals, oil, natural gas, timber, water, and all other natural products and the products and by-products thereof of every kind and description and by whatever means the same can be and may hereafter be bought, sold, conveyed, transferred, produced, processed, handled or otherwise dealt in; to buy, sell, exchange, lease, acquire and otherwise deal in real property, mines, mineral rights and claims of any nature whatsoever, timber rights, and interests of any nature whatsoever in oil and gas; to own, lease, hire, rent, as lessee or lessor, operate and manage all types of real property, buildings and fixtures, and the machinery, equipment and other personal property and facilities necessary to the conduct, operation and management of such business and all other activity in connection therewith;

                 To manufacture, purchase or otherwise acquire, invest in, own, mortgage, pledge, sell, assign and transfer or otherwise dispose of, trade, deal in and with goods, wares and merchandise and personal property of every class and description;

                 To acquire, and pay for in cash, stock, or bonds of this Corporation or otherwise, the goodwill, rights, assets and property, and to undertake or assume the whole or any part of the obligations or liabilities of any person, partnership, trust, joint stock company, syndicate, firm, association or corporation;

                 To acquire, hold, use, sell, assign, lease, grant licenses in respect of, mortgage or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses and privileges, inventions, improvements and processes, copyrights, trademarks and trade names, relating to or useful in connection with any business of this Corporation;

                 To acquire by purchase, subscription or otherwise, and to receive, hold, own, sell, assign, exchange, transfer, mortgage, pledge or otherwise dispose of or deal in and with any of the shares of the capital stock, or any voting trust certificates in respect of the shares of capital stock, scrip, warrants, rights, bonds, debentures, notes, trust receipts and other securities, obligations, chooses in action and evidences of indebtedness or interest issued or created by any corporations, joint stock companies, syndicates, associations, firms, trusts or persons, public or private, or by the government of the United States of America, or by any foreign government, or by any state, territory, province municipality or other political subdivision or by any governmental agency, and as owner thereof to possess and exercise all rights, powers and privileges of ownership, including the right to execute consents and vote thereon,

                                                                         ANNEX B

         and to do any and all acts and things necessary or advisable for the preservation, protection, improvement and enhancement in value thereof;

                 To borrow or raise moneys for any of the purposes of the Corporation and, from time to time without limit as to amount, to draw, make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment of any thereof and of the interest thereon by mortgage upon or pledge, conveyance or assignment in trust of the whole or any part of the property of the Corporation, whether at the time owned or thereafter acquired, and to sell, pledge or otherwise dispose of such bonds or other obligations of the Corporation for its corporate purposes;

                 To purchase, receive, take by grant, gift, devise, bequest or otherwise, lease, or otherwise acquire, own, hold, improve, employ, use and otherwise deal in and with, real or personal property, or any interest therein, wherever situated, and to sell, convey, lease, exchange, transfer or otherwise dispose of, or mortgage or pledge, all or any of the Corporation's property and assets, or any interest therein, wherever situated; and

                 To engage in any lawful act or activities for which corporations may be organized under the General Corporation Law of Delaware.

         The business and purposes specified in the foregoing clauses shall, except where otherwise expressed, be in nowise limited or restricted by reference to, or inference from, the terms of any other clause in this Certificate of Incorporation, but the business and purposes specified in each of the foregoing clauses of this Article shall be regarded as independent business and purposes.

         FOURTH: The total number of shares which the Corporation shall have authority to issue is Four Hundred Twenty Million (420,000,000), of which stock Four Hundred Million (400,000,000) shares of the par value of $0.01 each shall be designated Common Stock and of which Twenty Million (20,000,000) shares of the par value of $1.00 each shall be designated Preferred Stock.

         Section 1. Power of Board to Issue Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have distinctive serial designations, which may be by distinguishing number, letter or title, as shall hereafter be determined in the resolution or resolutions providing for the issue of such Preferred Stock from time to time adopted by the Board of Directors of the Company at a regularly called meeting without dissenting vote, pursuant to authority so to do which is hereby conferred upon and vested in the Board of Directors.

         Section 2.  Terms of Preferred Stock.  Each series of Preferred Stock
(i) may have such number of shares; (ii) may have such voting powers, including, without limitation, the right to vote as a class in connection with a Business Combination (as defined in Article Fifth), full or limited, or may be without voting powers; (iii) may be subject to redemption at such time or times and at such price or prices; (iv) may be entitled to receive dividends, which may be cumulative or noncumulative, at such rate or rates, on such conditions, from such date or dates, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock; (v) may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (vi) may be convertible into, or exchangeable for, shares of any other class or classes of





CERTIFICATE OF INCORPORATION - 2

                                                                         ANNEX B

stock of the Corporation at such price or prices or at such rates of exchange, and with such adjustments; (vii) may be entitled to the benefit of a sinking fund or purchase fund to be applied to the purchase or redemption of shares of such series in such amount or amounts; (viii) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional stock (including, without limitation, additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on and the purchase redemption or other acquisition by the Corporation or any subsidiary of any outstanding stock of the Corporation; and
(ix) may have such other relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof; all as shall be stated in said resolution or resolutions adopted by the Board of Directors providing for the issue of such Preferred Stock. Except where otherwise set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Preferred Stock, the number of shares comprising such series may be increased or decreased (but not below the number of share then outstanding) from time to time by like action of the Board of Directors.

         Section 3. Redemption or Purchase of Preferred Stock. Shares of any series of Preferred Stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or of which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes, shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Preferred Stock and to any filing required by law.

         Section 4. Voting Rights. Except as otherwise provided by law or by the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, each holder of the Common Stock being entitled to one vote for each share held.

         Section 5. Dividends. Subject to all the rights of the Preferred Stock or any series thereof, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise.

         Section 6. Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, and after the holders of the Preferred Stock of each series shall have been paid in full the amounts to which they respectively shall be entitled, or a sum sufficient for such payments in full shall have been set aside, the remaining net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights in interest, to the exclusion of the holders of the Preferred Stock.

         FIFTH: Vote Required to Approve Business Combinations. In addition to the vote of stockholders otherwise required by law or by the terms of any other Article of this Certificate of Incorporation, the affirmative vote or consent of the holders of a majority of all shares of outstanding stock entitled to vote thereon, and a majority of each series or class of Preferred Stock which under this Certificate of Incorporation or by the resolution or resolutions of the Board of Directors authorizing the issuance of such Preferred Stock is entitled to vote thereon as a class, shall be required to approve any Business Combination. As used in this Article Fifth, the term "Business Combina-





CERTIFICATE OF INCORPORATION - 3

                                                                         ANNEX B

tion" shall include any merger or consolidation of the Corporation with or into any other corporation, firm or entity which under the applicable provisions of Delaware law is required to be submitted to a vote of stockholders, or the sale, lease, exchange or other disposition (including, without limitation, any disposition in connection with any dissolution, liquidation or winding up of the Corporation) of all or substantially all of the property and assets of the Corporation (including its good will and corporate franchises) to any other corporation, firm or entity.

         SIXTH:  The Corporation is to have perpetual existence.

         SEVENTH: In furtherance and not in limitation of the powers conferred by statute, the power to adopt, amend or repeal the bylaws of the Corporation is hereby conferred upon and vested in the Board of Directors.

         EIGHTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the state of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provision of section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

         NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of this Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

         TENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that no amendment to this Certificate of Incorporation shall, directly or indirectly, amend, alter, change or repeal any of the provisions of Article Fourth, Section 1 or any of the provisions of Article Fifth, unless the amendment effecting such amendment, alteration, change or repeal shall receive the affirmative vote or consent of the holders of (i) 66 2/3% of the outstanding stock of the Corporation entitled to vote thereon, and (ii) 66 2/3% of each class or series of Preferred Stock which under this Certification of Incorporation or by the resolution or resolutions of the Board of Directors authorizing the issuance of such class of Preferred Stock is entitled to vote thereon as a separate class.





CERTIFICATE OF INCORPORATION - 4

                                                                         ANNEX B

         ELEVENTH: The name and mailing address of the incorporator is as follows:

         Name                                             Mailing Address
         ----                                             ---------------
         Rebecca L. Saunders                              877 W. Main St., Suite 600
                                                          Boise, ID  83702

         TWELFTH: To the fullest extent permitted by the Delaware General Corporation Law, as it now exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

         THIRTEENTH: Any director may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote thereon.

         THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 25th day of October, 1995.


                                        /s/ Rebecca L. Saunders
                                        Rebecca L. Saunders, Incorporator





CERTIFICATE OF INCORPORATION - 5

                        GLOSSARY OF CERTAIN MINING TERMS

ASSAY - To analyze the proportions of metals in ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest. The word "assay" also refers the test or analysis itself.

CONCENTRATE - A product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

CONCENTRATOR - A plant for recovery of valuable minerals from ore. Ore in the form of concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

DILUTION - An estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

DRIFT - An underground horizontal passage which provides access to a mineralized area.

DRILL - A device with an edged or pointed end or compound contacts, used for making circular holes in rock or earth. "Diamond drill" refers to a cylindrical drill, with a diamond-surfaced cutting edge, used to extract samples of ore for analysis.

DRILL INTERCEPT - The distance, measured in feet, from the initial contact by a diamond drill of a vein of ore to the diamond drill's exit from that vein.

EXPLORATION - Work involved in searching for ore, usually by drilling or driving a drift.

FAULT - A fracture or a zone of fractures along which there has been displacement of the sides relative to one another parallel to the fracture.

FOOTWALL - The underlying side of a fault, orebody, or mine working; esp. the wall rock beneath an inclined vein or fault.

GRADE - The metal content of ore and drill samples. With precious metals, grade is expressed as troy ounces per ton of rock.

GRADE THICKNESS - The average grade of a drill hole intersection(s) multiplied by the thickness of the intersection(s). The resulting figure indicates the concentration of mineralization in that hole. When the value for each hole is plotted, the mineral intensity of a deposit can be identified.

MILL - A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

MINERALIZATION - A valuable or potentially valuable deposit of a mineral or minerals. It is a general term, incorporating deposits resulting from various types of process or processes by which a mineral or minerals are introduced into a rock, e.g. fissure filling, impregnation, replacement.

ORE Body - An economically recoverable deposit of minerals, the extent and grade of which has been defined through exploration and development work.

ORE RESERVE - That part of a mineral deposit which at the time of the reserve determination could be economically and legally extracted or produced.

PROBABLE RESERVES - Resources for which tonnage and grade are computed primarily from specific measurements, samples or production data, and partly from projection for a reasonable distance on geologic evidence. The sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to permit the mineral bodies to be outlined completely, or the grade established throughout.

PROVEN RESERVES - Resources for which tonnage is computed from dimensions revealed in workings and drill holes and for which the grade is computed from the results of detailed sampling. The sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape and mineral content are all established. The computed tonnage and grade are judged to be accurate, within limits which are stated, and no such limit is judged to be different from the computed tonnage or grade by more than 20%.

RESERVES - That part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "ore" when dealing with metals.

ROCK BURST - Explosive rock failures caused by the pressure exerted by rock adjacent to mine openings far below the surface.

STOPE - An excavation from which ore has been excavated in a series of steps. To excavate ore in a vein by driving horizontally upon it a series of workings, one immediately over the other, or vice versa. Each horizontal working is called a stope because when a number of them are in progress, each working face under attack assumes the shape of a flight of stairs.

TON - A short ton of 2,000 pounds, dry weight basis.

TONNE - Metric ton, equal to 2,204.62 pounds.

TROY OUNCE - Unit if weight measurement used for all precious metals. The familiar 16-ounce avoirdupois pound equals 14.583 troy ounces.

VEIN - An epigenetic mineral filling of a fault or other fracture in a host rock, in tabular or sheetlike form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

                 TABLE OF CONTENTS


Prospectus Summary  . . . . . . . . . . . . .     1
Certain Risk Factors  . . . . . . . . . . . .     7
The Merger Proposal . . . . . . . . . . . . .     9
Description of the Warrants . . . . . . . . .    18
Accounting Treatment  . . . . . . . . . . . .    19
Federal Income Tax Consequences . . . . . . .    19
Sunshine Merger Company . . . . . . . . . . .    22
Sunshine Mining and Refining Company  . . . .    23                           INFORMATION AGENT
Capitalization  . . . . . . . . . . . . . . .    34
Comparative Per Share Data  . . . . . . . . .    36
Selected Financial Data . . . . . . . . . . .    37                         THE HERMAN GROUP, INC.
Management's Discussion And Analysis Of                                   13760 NOEL ROAD, SUITE 320
 Financial Condition And Results Of                                          DALLAS, TEXAS 75240
 Operations . . . . . . . . . . . . . . . . .    40                       TELEPHONE: (800) 747-2967
Financial Statements And Supplementary                                    TELECOPIER: (214) 991-4422
 Data . . . . . . . . . . . . . . . . . . . .    46                             (214) 991-4432
Security Ownership Of Certain Beneficial
 Owners And Management  . . . . . . . . . . .    46
Directors And Officers Of Sunshine  . . . . .    48
Compensation And Transaction Committee
 Interlocks And Insider Participation . . . .    55
Legal Opinion . . . . . . . . . . . . . . . .    56
Experts . . . . . . . . . . . . . . . . . . .    56
Exchange Agent  . . . . . . . . . . . . . . .    56
Information Agent . . . . . . . . . . . . . .    56
Shareholder Proposals . . . . . . . . . . . .    56
Other Matters . . . . . . . . . . . . . . . .    56





      NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR SUNSHINE MERGER COMPANY. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER, SOLICITATION OF AN OFFER, OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY OR SUNSHINE MERGER COMPANY OR ANY OF THEIR RESPECTIVE SUBSIDIARIES SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the Delaware General Corporation Law gives corporations the right to indemnify their directors, officers and agents.

      With respect to Sunshine Merger Company, Article Twelfth of Sunshine Merger Company's Certificate of Incorporation provides as follows:

      Twelfth: To the fullest extent permitted by the Delaware General Corporation Law, as it now exists or may hereafter be amended, a director of the Corporation shall not liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

      In addition, Article X of Sunshine Merger Company's Bylaws provides as follows:

                                   ARTICLE X

                                INDEMNIFICATION

      Section 10.1 Third Party Actions. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

      Section 10.2 Derivative Actions. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in the corporation's favor by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to amounts paid in settlement, the settlement of the suit or action was in the best interests of the corporation, provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the corporation unless and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. The termination of any action or suit by judgment or settlement shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation.

      Section 10.3. Successful Defense. To the extent that a director, trustee, officer, employee or agent of the corporation has been successful on the merits or otherwise, in whole or in part, in defense of any action, suit or proceeding referred to in Sections (1) and (2) of this Article X, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

      Section 10.4. Authorization. Any indemnification under Sections (1) and
(2) of this Article X (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above in Sections (1) and (2) of this Article X. Such determination shall be made (a) by the Board of Directors of the corporation by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, by a majority vote of directors who were not parties to such action, suit or proceeding, or (c) by independent legal counsel (selected by one or more of the directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (d) by the shareholders. Anyone making such a determination under this Section (4) may determine that a person has met the standard therein set forth as to some claims, issues or matters but not as to others, and may reasonably prorate amounts to be paid as indemnification.

      Section 10.5. Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section 10.4 of this
Article X upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article X.

      Section 10-6. Non-Exclusivity. The indemnification provided by this
Article X shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

      Section 10.7. Insurance. The corporation shall have the powers to purchase and maintain insurance on behalf of any person who is or was a director, trustee, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability.

      Section 10.8. "Corporation" Defined. For purposes of this Article X, references to the "corporation" shall include, in addition to the corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, trustees, officers, employees or agents, so that any person who is or was a director, trustee, officer, employee or agent of such constituent corporation or of any entity a majority of the voting stock of which is owned by such constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand the same position under the provisions of this Article X with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       A. Exhibits.

  EXHIBIT
    NO.                                                  EXHIBIT
 ---------                                               -------
     2.1      Form of Agreement and Plan of Merger to be entered into by and among Sunshine and Sunshine Merger Company, annexed as Exhibit A to the Prospectus/Proxy Statement and incorporated herein by reference.

     3.1      Form of Certificate of Incorporation of Sunshine Merger Company annexed as Exhibit B to the
              Prospectus/Proxy Statement and incorporated herein by reference.

   **3.2      Form of Bylaws of Sunshine Merger Company.

   **4.1      Form of Warrant Agreement, dated as of February 1, 1996, between Sunshine Merger Company and American
              Stock Transfer & Trust Company, as Warrant Agent.

     4.2      Form of Warrant Agreement, dated as of February 3, 1994, between Sunshine and American Stock Transfer &
              Trust Company, as Warrant Agent, filed as Exhibit 4.3 to Sunshine's Registration Statement on Form S-1
              (Registration No. 33-73608), as amended and incorporated herein by reference.

    *4.3      Form of Warrant Certificate.

     4.4      Form of Warrant Certificate, filed as Exhibit 4.4 to Sunshine's Registration Statement on Form S-1
              (Registration No. 33-73608), as amended and incorporated herein by reference.

     4.5      Certificate of Designation, Rights and Preferences of $11.94 Cumulative Redeemable Preferred Stock of
              Sunshine, filed as Exhibit 3.3 to Sunshine's Registration Statement on Form S-4 (Registration No.
              33-22250) and incorporated herein by reference.

     4.6      Specimen Stock Certificate of the Common Stock, $0.01 par value, of Sunshine, filed as Exhibit 4.2 to
              Sunshine's Registration Statement on Form S-1 (Registration No. 33-63446) as amended, and incorporated herein by reference.

     4.7      Form of Indenture dated as of July 15, 1988, between Sunshine and MTrust Corp., National Association, with respect to Sunshine's Convertible Subordinated Debentures due July 15, 2008, filed as Exhibit 4.25 to
              Sunshine's Registration Statement on Form S-3 (Registration No. 33-21159) and incorporated herein by reference.

     4.8      First Supplemental Indenture, dated as of August 8, 1988, Second Supplemental Indenture dated as of
              November 10, 1988, and Third Supplemental Indenture, dated as of April 10, 1991, by and between the
              Company and Ameritrust Texas, N.A., the successor to MTrust Corp., National Association relating to the issuance of the Debentures, filed as Exhibit 4.3 to Sunshine's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference.

   **4.9      Form of Supplemental Warrant Agreement dated as of February 1, 1996 between Sunshine Merger Company and
              American Stock Transfer & Trust Company, as Warrant Agent, relating to the Warrants ($2.12 exercise price).

    *4.10     Form of Fourth Supplemental Indenture, by and between the Company and Texas Commerce Bank National
              Association, as successor to Ameritrust Texas National Association formerly known as MTrust Corp.,
              National Association, relating to the issuance of the Debentures.

    *5.1      Opinion of Evans, Keane LLP.

   **8.1      Opinion of Hawley, Troxell, Ennis & Hawley.

    10.1      1987 Employee Nonqualified Stock Option Plan of Sunshine, filed as Exhibit 10.9 to Sunshine's Annual
              Report on Form 10-K for the fiscal year ended December 31, 1986, and incorporated herein by reference.

    10.2      Amendment No. 1 to the 1987 Employee Nonqualified Stock Option Plan of Sunshine, filed as Exhibit 10.8 to
              Sunshine's Registration Statement on Form S-1 (Registration No. 33-63446), as amended and incorporated herein by reference.

    10.3      Amendment No. 2 to the 1987 Employee Nonqualified Stock Option Plan of Sunshine, filed as Exhibit 10.1 to
              Sunshine's Quarterly Report on Form 10-Q for the period ended June 30, 1994, and incorporated herein by reference.

    10.4      1993 Incentive Stock Option Plan of Sunshine, filed as Exhibit 10.18 to Sunshine's Registration Statement on Form S-1 (Registration No. 33-63446), as amended and incorporated herein by reference.

    10.5      Form of Executive Employment Agreement entered into as of January 1, 1994, between Sunshine and John S.
              Simko, filed as Exhibit 10.8 to Sunshine's Registration Statement on Form S-1 (Registration No. 33-
              73608), as amended and incorporated herein by reference.

    10.6      Form of Executive Employment Agreement entered into as of January 1, 1994, between Sunshine and William W.
              Davis, filed as Exhibit 10.9 to Sunshine's Registration Statement on Form S-1 (Registration No. 33-73608),
              as amended and incorporated herein by reference.

    10.7      Form of Executive Employment Agreement entered into as of January 1, 1994, between Sunshine and Robert H.
              Peterson, filed as Exhibit 10.10 to Sunshine's Registration Statement on Form S-1 (Registration No.
              33-73608), as amended and incorporated herein by reference.

    10.8      Form of Executive Employment Agreement entered into as of January 1, 1994, between Sunshine and Harry F.
              Cougher, filed as Exhibit No. 10.10 to Sunshine's Annual Report on Form 10-k for the fiscal year ended
              December 31, 1993, and incorporated herein by reference.

    10.9      Mining Lease, dated March 15, 1994, by and between Revenue-Virginius Mines Corporation, a Colorado corporation, as lessor, and Sunshine, as lessee, filed as Exhibit No. 10.1 to Sunshine's Quarterly Report on Form 10-Q for the period ended March 31, 1994, and incorporated herein by reference.

    10.10     Agreement dated March 24, 1994, by and between Diamond Field Resources, Inc., and Sunshine, filed as
              Exhibit No. 10.2 to Sunshine's Quarterly Report on Form 10-Q for the period ended March 31, 1994, and incorporated herein by reference.

    10.11     Mining Lease, dated August 18, 1994, by and between American Gold Resources Corporation, a Delaware corporation, as lessor, and Sunshine Precious Metals, Inc., as lessee, filed as Exhibit No. 10.1 to
              Sunshine's Quarterly Report on Form 10-Q for the period ended September 30, 1994, and incorporated herein by reference.

    10.12     Agreement dated September 23, 1994 by and between Sunshine Argentina, Inc. and Empresa Argentina de
              Cemento Armado S.A., filed as Exhibit No. 10.12 to Sunshine's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and incorporated herein by reference.

    10.13     Agreement dated July 1, 1995 by and between Consolidated Silver Corporation and Sunshine Precious Metals,
              Inc., as purchaser, for the purchase of a certain mining property, filed as Exhibit 10.1 to Sunshine's
              Quarterly Report on Form 10-Q for the period ended June 30, 1995, and incorporated herein by reference.

    22.1      Subsidiaries of Sunshine, filed as Exhibit 22.1 to Sunshine's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, and incorporated herein by reference.

   *23.1      Consent of Ernst & Young LLP.

  **24.1      Power of attorney of the officers and directors of the Company, included on the signature page hereof.

    99.1      Agreement dated October 19, 1995, by and between Sunshine and Elliott Associates, L.P., filed as Exhibit
              99.1 to Sunshine's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1995, and incorporated herein by reference.

    99.2      Agreement dated October 23, 1995, by and between Sunshine and Grace Holdings, L.P., filed as Exhibit 99.2 to Sunshine's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1995, and incorporated herein by reference.

    99.3      Agreement dated October 20, 1995, by and between Sunshine and Lloyd I. Miller, III, filed as Exhibit 99.3 to Sunshine's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1995, and incorporated herein by reference.

  **99.4      Form of Proxy for holders of Common Stock.

  **99.5      Form of Proxy for holders of $11.94 (Stated Value) Cumulative Redeemable Preferred Stock.

   *99.6      Form of Transmittal Letter to Common and Preferred Stockholders.

_______________

*   Filed herewith
**  Previously filed.

B. FINANCIAL STATEMENT SCHEDULES

      Schedules other than those included in the Consolidated Financial Statements, if any, are omitted for the reason that they are either not required, not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

ITEM 22. UNDERTAKINGS.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post- effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who maybe deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement or amendment thereto, as the case may be, to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Boise, State of Idaho on February 7, 1996.


                                       SUNSHINE MERGER COMPANY


                                       By: /s/ John S. Simko
                                           -----------------------------------
                                           John S. Simko
                                           President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated February 7, 1996.

               SIGNATURE                                            TITLE
-----------------------------------------             ----------------------------------
           /s/ John S. Simko                          Director, President and
-----------------------------------------             Chief Executive Officer
             John S. Simko

                                                      Director
-----------------------------------------
           G. Chris Andersen

        */s/ Fred C. Humphreys                        Director
-----------------------------------------
           Fred C. Humphreys

        */s/ Daniel D. Jackson                        Director
-----------------------------------------
           Daniel D. Jackson

         */s/ V. Dale Babbitt                         Director
-----------------------------------------
            V. Dale Babbitt

         */s/ William W. Davis                        Executive Vice President,
-----------------------------------------             Chief Financial and
           William W. Davis                           Accounting Officer

                                                      Director
-----------------------------------------
         Robert B. Smith, Jr.

         */s/ Oren G. Shaffer                         Director
-----------------------------------------
            Oren G. Shaffer

          */s/ John S. Simko
-----------------------------------------
             John S. Simko
           Attorney-in-Fact

                                 EXHIBIT INDEX


  EXHIBIT
    NO.                                                  EXHIBIT
 ---------                                               -------
     2.1      Form of Agreement and Plan of Merger to be entered into by and among Sunshine and Sunshine Merger Company, annexed as Exhibit A to the Prospectus/Proxy Statement and incorporated herein by reference.

     3.1      Form of Certificate of Incorporation of Sunshine Merger Company annexed as Exhibit B to the
              Prospectus/Proxy Statement and incorporated herein by reference.

   **3.2      Form of Bylaws of Sunshine Merger Company.

   **4.1      Form of Warrant Agreement, dated as of February 1, 1996, between Sunshine Merger Company and American
              Stock Transfer & Trust Company, as Warrant Agent.

     4.2      Form of Warrant Agreement, dated as of February 3, 1994, between Sunshine and American Stock Transfer &
              Trust Company, as Warrant Agent, filed as Exhibit 4.3 to Sunshine's Registration Statement on Form S-1
              (Registration No. 33-73608), as amended and incorporated herein by reference.

    *4.3      Form of Warrant Certificate.

     4.4      Form of Warrant Certificate, filed as Exhibit 4.4 to Sunshine's Registration Statement on Form S-1
              (Registration No. 33-73608), as amended and incorporated herein by reference.

     4.5      Certificate of Designation, Rights and Preferences of $11.94 Cumulative Redeemable Preferred Stock of
              Sunshine, filed as Exhibit 3.3 to Sunshine's Registration Statement on Form S-4 (Registration No.
              33-22250) and incorporated herein by reference.

     4.6      Specimen Stock Certificate of the Common Stock, $0.01 par value, of Sunshine, filed as Exhibit 4.2 to
              Sunshine's Registration Statement on Form S-1 (Registration No. 33-63446) as amended, and incorporated herein by reference.

     4.7      Form of Indenture dated as of July 15, 1988, between Sunshine and MTrust Corp., National Association, with respect to Sunshine's Convertible Subordinated Debentures due July 15, 2008, filed as Exhibit 4.25 to
              Sunshine's Registration Statement on Form S-3 (Registration No. 33-21159) and incorporated herein by reference.

     4.8      First Supplemental Indenture, dated as of August 8, 1988, Second Supplemental Indenture dated as of
              November 10, 1988, and Third Supplemental Indenture, dated as of April 10, 1991, by and between the
              Company and Ameritrust Texas, N.A., the successor to MTrust Corp., National Association relating to the issuance of the Debentures, filed as Exhibit 4.3 to Sunshine's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference.

   **4.9      Form of Supplemental Warrant Agreement dated as of February 1, 1996 between Sunshine Merger Company and
              American Stock Transfer & Trust Company, as Warrant Agent, relating to the Warrants ($2.12 exercise price).

    *4.10     Form of Fourth Supplemental Indenture, by and between the Company and Texas Commerce Bank National
              Association, as successor to Ameritrust Texas National Association formerly known as MTrust Corp.,
              National Association, relating to the issuance of the Debentures.

    *5.1      Opinion of Evans, Keane LLP.

   **8.1      Opinion of Hawley, Troxell, Ennis & Hawley.

  Exhibit
    No.                                                  Exhibit
 ---------                                               -------
    10.1      1987 Employee Nonqualified Stock Option Plan of Sunshine, filed as Exhibit 10.9 to Sunshine's Annual
              Report on Form 10-K for the fiscal year ended December 31, 1986, and incorporated herein by reference.

    10.2      Amendment No. 1 to the 1987 Employee Nonqualified Stock Option Plan of Sunshine, filed as Exhibit 10.8 to
              Sunshine's Registration Statement on Form S-1 (Registration No. 33-63446), as amended and incorporated herein by reference.

    10.3      Amendment No. 2 to the 1987 Employee Nonqualified Stock Option Plan of Sunshine, filed as Exhibit 10.1 to
              Sunshine's Quarterly Report on Form 10-Q for the period ended June 30, 1994, and incorporated herein by reference.

    10.4      1993 Incentive Stock Option Plan of Sunshine, filed as Exhibit 10.18 to Sunshine's Registration Statement on Form S-1 (Registration No. 33-63446), as amended and incorporated herein by reference.

    10.5      Form of Executive Employment Agreement entered into as of January 1, 1994, between Sunshine and John S.
              Simko, filed as Exhibit 10.8 to Sunshine's Registration Statement on Form S-1 (Registration No. 33-
              73608), as amended and incorporated herein by reference.

    10.6      Form of Executive Employment Agreement entered into as of January 1, 1994, between Sunshine and William W.
              Davis, filed as Exhibit 10.9 to Sunshine's Registration Statement on Form S-1 (Registration No. 33-73608),
              as amended and incorporated herein by reference.

    10.7      Form of Executive Employment Agreement entered into as of January 1, 1994, between Sunshine and Robert H.
              Peterson, filed as Exhibit 10.10 to Sunshine's Registration Statement on Form S-1 (Registration No.
              33-73608), as amended and incorporated herein by reference.

    10.8      Form of Executive Employment Agreement entered into as of January 1, 1994, between Sunshine and Harry F.
              Cougher, filed as Exhibit No. 10.10 to Sunshine's Annual Report on Form 10-k for the fiscal year ended
              December 31, 1993, and incorporated herein by reference.

    10.9      Mining Lease, dated March 15, 1994, by and between Revenue-Virginius Mines Corporation, a Colorado corporation, as lessor, and Sunshine, as lessee, filed as Exhibit No. 10.1 to Sunshine's Quarterly Report on Form 10-Q for the period ended March 31, 1994, and incorporated herein by reference.

    10.10     Agreement dated March 24, 1994, by and between Diamond Field Resources, Inc., and Sunshine, filed as
              Exhibit No. 10.2 to Sunshine's Quarterly Report on Form 10-Q for the period ended March 31, 1994, and incorporated herein by reference.

    10.11     Mining Lease, dated August 18, 1994, by and between American Gold Resources Corporation, a Delaware corporation, as lessor, and Sunshine Precious Metals, Inc., as lessee, filed as Exhibit No. 10.1 to
              Sunshine's Quarterly Report on Form 10-Q for the period ended September 30, 1994, and incorporated herein by reference.

    10.12     Agreement dated September 23, 1994 by and between Sunshine Argentina, Inc. and Empresa Argentina de
              Cemento Armado S.A., filed as Exhibit No. 10.12 to Sunshine's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and incorporated herein by reference.

    10.13     Agreement dated July 1, 1995 by and between Consolidated Silver Corporation and Sunshine Precious Metals,
              Inc., as purchaser, for the purchase of a certain mining property, filed as Exhibit 10.1 to Sunshine's
              Quarterly Report on Form 10-Q for the period ended June 30, 1995, and incorporated herein by reference.

  Exhibit
    No.                                                  Exhibit
 ---------                                               -------
    22.1      Subsidiaries of Sunshine, filed as Exhibit 22.1 to Sunshine's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, and incorporated herein by reference.

   *23.1      Consent of Ernst & Young LLP.

  **24.1      Power of attorney of the officers and directors of the Company, included on the signature page hereof.

    99.1      Agreement dated October 19, 1995, by and between Sunshine and Elliott Associates, L.P., filed as Exhibit
              99.1 to Sunshine's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1995, and incorporated herein by reference.

    99.2      Agreement dated October 23, 1995, by and between Sunshine and Grace Holdings, L.P., filed as Exhibit 99.2 to Sunshine's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1995, and incorporated herein by reference.

    99.3      Agreement dated October 20, 1995, by and between Sunshine and Lloyd I. Miller, III, filed as Exhibit 99.3 to Sunshine's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1995, and incorporated herein by reference.

  **99.4      Form of Proxy for holders of Common Stock.

  **99.5      Form of Proxy for holders of $11.94 (Stated Value) Cumulative Redeemable Preferred Stock.

   *99.6      Form of Transmittal Letter to Common and Preferred Stockholders.

_______________

*   Filed herewith
**  Previously filed.